Exhibit 99.1

MARIGOLD MINE NI 43-101 TECHNICAL REPORT

NI 43-101 Technical Report on the

Marigold Mine

Humboldt County, Nevada

Effective date: November 19, 2014

Prepared by:

James N. Carver, SME Registered Member

Karthik Rathnam, MAusIMM (CP)

Thomas Rice, SME Registered Member

Trevor J. Yeomans, ACSM, P.Eng.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Date and Signature Page

The effective date of this Technical Report, titled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada”, is November 19, 2014.

Signed,

“signed and sealed”

James N. Carver, SME Registered Member

Dated: November 19, 2014

Signed,

“signed and sealed”

Karthik Rathnam, MAusIMM (CP)

Dated: November 19, 2014

Signed,

“signed and sealed”

Thomas Rice, SME Registered Member

Dated: November 19, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Signed,

“signed and sealed”

Trevor J. Yeomans, ACSM, P.Eng.

Dated: November 19, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

1		SUMMARY	14

	1.1	PROPERTY DESCRIPTION AND LOCATION	14
	1.2	LAND TENURE AND OWNERSHIP	14
	1.3	GEOLOGY AND MINERALIZATION	14
	1.4	EXPLORATION	16
	1.5	MINERAL RESOURCES	18
	1.6	MINERAL RESERVES	19
	1.7	MINING OPERATIONS	21
	1.8	MINERAL PROCESSING	21
	1.9	INFRASTRUCTURE	22
	1.10	ENVIRONMENTAL, PERMITTING AND SOCIAL RESPONSIBILITY	22
	1.11	MARKET CONSIDERATIONS	23
	1.12	CAPITAL AND OPERATING COST ESTIMATES	24
	1.13	ECONOMIC ANALYSIS	24
	1.14	INTERPRETATION AND CONCLUSIONS	28
	1.15	RECOMMENDATIONS	28

2		INTRODUCTION	31

	2.1	SOURCES OF INFORMATION	31
	2.2	QUALIFIED PERSONS AND PROPERTY INSPECTION	31

3		RELIANCE ON OTHER EXPERTS	34

	3.1	LEGAL MATTERS	34
	3.2	POLITICAL, ENVIRONMENTAL AND TAX MATTERS	34

4		PROPERTY DESCRIPTION AND LOCATION	35

	4.1	PROPERTY LOCATION	35
	4.2	LAND TENURE AND OWNERSHIP	37
	4.3	ROYALTIES AND ENCUMBRANCES	42
	4.4	ENVIRONMENTAL LIABILITIES	42
	4.5	OPERATING PERMITS	42
	4.6	OTHER SIGNIFICANT FACTORS AND RISKS	43

5		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	44

	5.1	ACCESS	44
	5.2	CLIMATE AND PHYSIOGRAPHY	44
	5.3	INFRASTRUCTURE	44
	5.4	PERMITS, MINERAL AND SURFACE RIGHTS	45

6		HISTORY	46

	6.1	PAST EXPLORATION WORK	46
	6.2	HISTORICAL EXPLORATION SUMMARY	50
	6.3	HISTORICAL RESOURCE AND RESERVE ESTIMATES	58
	6.4	HISTORICAL PRODUCTION	58

7		GEOLOGICAL SETTING AND MINERALIZATION	60

	7.1	REGIONAL GEOLOGICAL SETTING	60
	7.2	LOCAL GEOLOGY	64
	7.3	PROPERTY GEOLOGY	69
	7.4	DEPOSIT GEOLOGY	76

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

8		DEPOSIT TYPES	91

9		EXPLORATION	94

10		DRILLING	96

	10.1	VARIOUS EXPLORATION AND MINING GROUPS: 1968 TO 1985	96
	10.2	CORDEX AND RAYROCK MINES: 1985 TO 1999	96
	10.3	GLAMIS GOLD: 1999 TO 2006	99
	10.4	GOLDCORP: 2006 TO 2013	102
	10.5	LOGGING AND HANDLING PROCEDURES	104
	10.6	SUMMARY AND INTERPRETATION OF RELEVANT RESULTS	105
	10.7	POTENTIAL DRILLING, SAMPLING OR RECOVERY FACTORS	105
	10.8	SILVER STANDARD: DRILLING PROGRAM IN 2014	105

11		SAMPLE PREPARATION, ANALYSES AND SECURITY	110

	11.1	SAMPLE PREPARATION AND ANALYSIS	110
	11.2	SAMPLE SECURITY	110
	11.3	QUALITY ASSURANCE/QUALITY CONTROL (QA/QC) PROCEDURES	111
	11.4	OPINION ON ADEQUACY OF SAMPLE PREPARATION, SECURITY AND ANALYTICAL PROCEDURES	117

12		DATA VERIFICATION	118

	12.1	DOWNHOLE SURVEY DATA	118
	12.2	ASSAY DATABASE	123
	12.3	DATA VERIFICATION CONCLUSIONS	125

13		MINERAL PROCESSING AND METALLURGICAL TESTING	126

	13.1	METALLURGICAL TEST WORK	126
	13.2	PROCESS OPTIMIZATION METALLURGICAL TEST WORK	128
	13.3	GOLD RECOVERY MODELLING	131
	13.4	SUMMARY	132

14		MINERAL RESOURCES ESTIMATE	133

	14.1	INTRODUCTION	133
	14.2	DRILLHOLE DATABASE	133
	14.3	DOMAINING	133
	14.4	GEOLOGICAL INTERPRETATION	137
	14.5	EXPLORATORY DATA ANALYSIS	139
	14.6	MATERIAL DENSITY	143
	14.7	VARIOGRAMS	145
	14.8	BLOCK MODEL AND GRADE ESTIMATION	145
	14.9	MODEL VALIDATION	147
	14.10	MINERAL RESOURCES CLASSIFICATION	151
	14.11	ORE RECONCILIATION	156
	14.12	MINERAL RESOURCES	156

15		MINERAL RESERVES ESTIMATE	158

	15.1	MINERAL RESERVES ESTIMATE	159
	15.2	CUT-OFF GRADE	160
	15.3	METAL PRICE	160
	15.4	ROYALTIES AND NET PROCEEDS	160
	15.5	DILUTION	161
	15.6	MINING RECOVERY	161
	15.7	MINERAL RESERVES CLASSIFICATION	161
	15.8	COMMENT ON MINERAL RESERVES	161

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

16		MINING METHODS	163

	16.1	GEOTECHNICAL, HYDROLOGICAL, PIT AND OTHER DESIGN PARAMETERS	163
	16.2	PIT PHASES AND TIMING	166
	16.3	PRODUCTION RATES, MINE LIFE, DIMENSIONS AND DILUTION FACTORS	167
	16.4	STRIPPING REQUIREMENTS	169
	16.5	REQUIRED MINING FLEET AND MACHINERY	169
	16.6	ORE CONTROL DRILLING AND METHOD	170
	16.7	DRILLING AND BLASTING	171
	16.8	LOADING OPERATIONS	171
	16.9	HAULING OPERATIONS	172
	16.10	MINE SUPPORT	172
	16.11	MINE MAINTENANCE	172
	16.12	MINE GENERAL AND ADMINISTRATION	173
	16.13	MINE SAFETY	173

17		RECOVERY METHODS	179

	17.1	INTRODUCTION	179
	17.2	LEACHING SOLUTION TO THE PAD	179
	17.3	PREGNANT SOLUTION	179
	17.4	CARBON PROCESSING	180
	17.5	REFINING	180
	17.6	VENTILATION	180
	17.7	PRIMARY PROCESS EQUIPMENT AND POND CAPACITIES	180
	17.8	CONSUMABLES AND REAGENTS	181
	17.9	GOLD RECOVERY FROM HEAP LEACHING	183
	17.10	GOLD RECOVERY FROM CARBON	184
	17.11	SUMMARY	184

18		PROJECT INFRASTRUCTURE	185

	18.1	SITE ACCESS, POWER AND WATER	186
	18.2	BUILDINGS	186
	18.3	OTHER BUILDINGS	187
	18.4	ADDITIONAL FACILITIES	187
	18.5	EXPLOSIVES MAGAZINE	188
	18.6	TAILINGS STORAGE FACILITY AND WATER DIVERSION	188
	18.7	LEACH PADS AND SOLUTION PONDS	188
	18.8	WASTE DUMPS	188

19		MARKETING AND CONTRACTS	192

	19.1	MARKETING AND METAL PRICES	192
	19.2	CONTRACTS	192

20		ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	193

	20.1	ENVIRONMENTAL STUDIES	193
	20.2	ENVIRONMENTAL PERMITS	193
	20.3	ENVIRONMENTAL IMPACTS	195
	20.4	ENVIRONMENTAL MONITORING PROGRAM	195
	20.5	RECLAMATION AND CLOSURE	195
	20.6	COMMUNITY RELATIONS AND SOCIAL RESPONSIBILITIES	196

21		CAPITAL AND OPERATING COSTS	197

	21.1	INTRODUCTION	197
	21.2	CAPITAL EXPENDITURES	197

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

	21.3	OPERATING COSTS BY CATEGORY	198
	21.4	CAPITAL AND OPERATING COSTS BY DEPARTMENT	201

22		ECONOMIC ANALYSIS	206

	22.1	INTRODUCTION	206
	22.2	MINE PRODUCTION STATISTICS	206
	22.3	SALES AND REFINERY PROCESS	207
	22.4	REVENUE	208
	22.5	OPERATING COSTS	208
	22.6	WORKING CAPITAL	208
	22.7	CAPITAL EXPENDITURES	208
	22.8	RECLAMATION EXPENDITURE	209
	22.9	ROYALTIES	209
	22.10	CASH COSTS AND ALL-IN SUSTAINING COSTS	209
	22.11	EXCLUDED COSTS	212
	22.12	NET PRESENT VALUE AND SENSITIVITY ANALYSIS	212

23		ADJACENT PROPERTIES	215

24		OTHER RELEVANT DATA AND INFORMATION	218

25		INTERPRETATION AND CONCLUSIONS	219

26		RECOMMENDATIONS	222

	26.1	PROCESSING	222
	26.2	METALLURGY/ANALYTICAL	222
	26.3	MINE OPERATIONS	223
	26.4	MINERAL RESOURCES	223
	26.5	MINE DEVELOPMENT DRILLING	224
	26.6	EXPLORATION DRILLING	224

27		REFERENCES	225

28		APPENDICES	230

LIST OF FIGURES

Figure 4-1: Marigold mine location	36
Figure 6-1: View to the east southeast over the cyanide leach tanks from the Marigold mine run by Frank Horton prior to World War II	46
Figure 6-2: Location of Marigold areas discussed	48
Figure 6-3: CSMAT survey 1989 and 1997/1999 by Quantec Geoscience and Zonge Geoscience for Glamis Gold Ltd.	52
Figure 6-4: 1998 Gravity survey by Zonge Geoscience for Glamis Gold Ltd	53
Figure 6-5: Induced polarisation survey by Zonge Geoscience for Glamis Gold Ltd. in 1999 and Goldcorp Inc. in 2010	54
Figure 6-6: Airborne magnetic survey by Pearson, deRitter & Johnson for Glamis Gold Ltd. in 2004	55
Figure 6-7: Titan survey by Quantec Geoscience for Goldcorp Inc. in 2009	56
Figure 6-8: Plan showing the survey lines 2007-2009 for Goldcorp Inc.	57
Figure 7-1: Location of the Marigold mine within the Basin and Range physiographic province of Northern Nevada between the Sierra Nevada and Rocky Mountains	60
Figure 7-2: Geologic time scale showing major geologic events in Northern Nevada	61
Figure 7-3: Antler orogeny	63
Figure 7-4: Cenozoic (Tertiary and Quaternary) igneous, tectonic, and mineralizing events in Northern Nevada	64
Figure 7-5: Position of the Marigold mine on the Battle Mountain – Eureka Gold trend, Nevada, USA (modified after J. Laravie)	66

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 7-6: Location of the Valmy and North Peak 7.5 minute quadrangles, colored, with the position of the Marigold mine as a red star	67
Figure 7-7: Generalized geological map of northwest Nevada, Marigold mine (red star). Modified from Nevada Bureau of Mines – Education Series E-30	68
Figure 7-8: Orientation of faults at Marigold projected onto the wireframe of the upper contact of the Valmy Formation	72
Figure 7-9: Cross section M – N showing north-east trending fault and half graben filled with Alluvium	74
Figure 7-10: Gold occurs in arsenic rich overgrowths on pyrite grains in fresh rock	75
Figure 7-11: Gold of high purity occurs with iron oxide in weathered rocks	76
Figure 7-12: Geology map of the project area showing the location of pit limits and cross section lines. The geology map is modified after Theodore (1991)	77
Figure 7-13: Cross section O – P through the mined-out Antler and Basalt pits, showing the final pit outline	79
Figure 7-14: Cross section M – N through Target/Mackay pit	81
Figure 7-15: Cross section G – H through Mackay pit showing planned pit limit and drillhole traces color coded for gold grade	83
Figure 7-16: Cross section I – J through Mackay pit showing final planned pit limit and drillhole traces color coded for gold grade	84
Figure 7-17: Cross section K – L through Mackay pit showing final planned pit outline and drillhole traces color coded for gold grade	85
Figure 7-18: Cross section E – F through Hercules Phase 1 pit showing planned pit outline and drillhole traces color coded for gold grade	87
Figure 7-19: Cross section A – B showing planned pit limit and drillhole traces color coded for gold grade	89
Figure 7-20: Cross section C – D showing planned pit limit and drillhole traces color coded for gold grade	90
Figure 8-1: Diagrammatic model of the geologic setting of distal-disseminated Au-Ag deposits and associated mineralization in the Humboldt River Basin. PZ refers to Paleozoic	92
Figure 9-1: Marigold mine gravity survey stations in red over as mined topography	94
Figure 10-1: Graphic by year of the drill footage and number of holes drilled by Cordex and Rayrock Mines	97
Figure 10-2: Plan view of drillhole collars for work completed by Cordex and Rayrock Mines	98
Figure 10-3: Year by year drilling footage and number of holes drilled by Glamis Gold Ltd.	100
Figure 10-4: Plan view of drilling carried out by Glamis Gold Ltd	101
Figure 10-5: Goldcorp Inc. year by year drilling footage	102
Figure 10-6: Plan view of the drilling carried out by Goldcorp Inc. from 2006 through 2013	104
Figure 10-7: Drillhole location plan map for Silver Standard’s exploration drill program	107
Figure 11-1: Scatterplot of original versus repeated assays in Au oz/t for the 2014 re-assay program of stored pulps	115
Figure 11-2: Scatterplot of original versus repeated assays in Au oz/t for the 2014 re-assay program of stored pulps log scale, base 10	116
Figure 11-3: HARD plot for RC pulp original and replicates Au oz/t for the 2014 re-assay program	117
Figure 12-1: Cross section with actual drillhole survey traces in black and idealized (constant dip and azimuth with depth) equivalents in red along section 16200N	120
Figure 12-2: Plan view of drillhole traces within the Resource Area	122
Figure 12-3: Cross section along Terry Zone North (20,900N) distribution of surveyed (black) and un-surveyed drillholes	123
Figure 12-4: Linear regression curve between cyanide soluble assay and fire assay	124
Figure 13-1: Column test results, Terry and Mackay pit ores	127
Figure 13-2: Carbon activity	130
Figure 13-3: Exploration database AuCN versus AuFA	132
Figure 14-1: Location of the five major domains over depleted topography	134
Figure 14-2: Oblique plan view showing the major interpreted structures NS (red), NE (blue) and NW (green) with respect to pit locations	135
Figure 14-3: Typical EW cross section along 10300N mine grid showing the major structures (in brown), high angle domains (green envelopes), mineralized zone (magenta envelopes), internal waste (blue envelopes)	136
Figure 14-4: Typical cross section with different rock type/formation contacts and the oxide/transition surfaces	137
Figure 14-5: Typical east-west cross section along 10300N mine grid with ore envelopes (brown solid lines – interpreted major faults)	138

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 14-6: Typical bench plan (level-5050) mine grid showing mineralized (brown) and internal waste (green) envelopes with 25 foot bench composites	139
Figure 14-7: Contact plot between Antler sequence and Valmy Formation	142
Figure 14-8: Contact plot between oxide and fresh material	143
Figure 14-9: Linear regression of the mean value of TCF based on 500 foot bins	144
Figure 14-10: Typical east-west cross section along 10300N mine grid looking north with estimated whole block grades Au oz/t	148
Figure 14-11: Typical plan mine grid 4950 elevation, with estimated whole block grades	149
Figure 14-12: Swath plot for high angle domain – Target and Mackay areas	150
Figure 14-13: Swath plot for low angle domain – Target and Mackay areas	151
Figure 14-14: Confidence limits chart at 90% confidence level for annual production increment and various drillhole spacings	153
Figure 14-15: Plan view of the block model showing isolated block clusters with dissimilar Mineral Resources categories	154
Figure 14-16: Plan view of the Mineral Resources block model showing consolidated categories (Blue = Indicated category blocks; Yellow = Inferred category blocks)	155
Figure 16-1: Marigold ultimate pit (end of year 2023)	168
Figure 16-2: Mine annual production schedule	169
Figure 16-3: End of production year 2015	174
Figure 16-4: End of production year 2017	175
Figure 16-5: End of production year 2019	176
Figure 16-6: End of production year 2021	177
Figure 16-7: End of production year 2023	178
Figure 17-1: Simplified Marigold processing flow sheet	181
Figure 17-2: Marigold leach pad gold recovery curve from March 1990 to September 2014	184
Figure 18-1: LOM site map showing final pit limits and waste dumps and leach pads	185
Figure 18-2: Well sites	189
Figure 18-3: Main infrastructure area	190
Figure 18-4: Plant, shops and offices	191
Figure 21-1: Top 10 operating costs categories	199
Figure 23-1: Marigold outline and adjacent or nearby mines or published deposits	217

LIST OF TABLES

Table 1-1: Mineral Resources estimate (as at September 30, 2014)	18
Table 1-2: Mineral Reserves estimate (as at September 30, 2014)	20
Table 1-3: Heap leach production and recovery	21
Table 1-4: Summary of sustaining capital expenditures	24
Table 1-5: Operating costs	24
Table 1-6: Operating and production statistics	25
Table 1-7: Cash costs and all-in sustaining costs per payable ounce of gold sold ($/oz)	26
Table 1-8: Economic analysis summary	27
Table 1-9: Sensitivity analysis results	27
Table 2-1: Summary of Qualified Person responsibilities	32
Table 4-1: Unpatented mining claims owned by MMC	38
Table 4-2: Decker Lease unpatented mining claims	40
Table 4-3: Vek & Andrus Lease unpatented mining and millsite claims	40
Table 4-4: Euro-Nevada Lease unpatented mining claims	41
Table 6-1: Summary of exploration work carried out as at March 31, 2014	50
Table 6-2: Historical Mineral Reserves (as at December 31, 2012)	58
Table 6-3: Historical Mineral Resources (as at December 31, 2012) (exclusive of Mineral Reserves)	58
Table 6-4: Marigold historical production: tons, grade, contained and recovered ounces as of March 31, 2014	59
Table 7-1: Summary of stratigraphy at the Marigold mine	71
Table 7-2: Key controls on gold mineralization within the Marigold deposits	80

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Table 10-1: Summary of drilling history	96
Table 10-2: Selected drillhole highlights from Silver Standard’s exploration drill program	106
Table 10-3: Drillhole reference data for Silver Standard’s 2014 exploration drill program	108
Table 11-1: Analytical methods for gold for the Marigold assay resource database	111
Table 11-2: Number of assays by year	112
Table 11-3: Comparison of original assay and reject check assay pre-1988 (MDA 2006)	112
Table 11-4: 2001 Averaged check fire assays Marigold laboratory to AAL (MDA 2006)	113
Table 12-1: Number of un-surveyed drillholes within the Resource Area	119
Table 12-2: Average end of hole separation distance by hole depth for all drillholes	121
Table 12-3: Average end of hole separation distance by hole depth for vertical drillholes	121
Table 13-1: Column test results - by pit location and grade	127
Table 13-2: Test results – recovery by particle size	129
Table 13-3: Gold recovery by sodium cyanide concentration	129
Table 13-4: pH by lime dose and rock type	130
Table 14-1: Basic Au oz/t statistics of 25 foot bench composites within the mineralized envelopes by domain	140
Table 14-2: Outlier restriction values and distance for various domains	141
Table 14-3: Statistics on dry bulk density (metric tonne/m3) in 500 foot bins	144
Table 14-4: Summary of TCF for different material	144
Table 14-5: Correlogram parameters used for estimation in different domains	145
Table 14-6: Block model limits	145
Table 14-7: Block model attributes	146
Table 14-8: Probability percentages for blocks Au>0.004 oz/t	147
Table 14-9: Mineral Resources classification parameters	153
Table 14-10: Tonnage changes in Mineral Resources categories	155
Table 14-11: Ore reconciliation as of September 2014	156
Table 14-12: Mineral Resources estimate (as at September 30, 2014)	157
Table 15-1: Mineral Reserves estimate (as at September 30, 2014)	159
Table 15-2: Economic parameters for Mineral Reserves estimate cut-off as at September 30, 2014	160
Table 16-1: Economic parameters for pit optimization	165
Table 16-2: Overall slope angles by Azimuth	166
Table 16-3: Mining phase design summary	167
Table 16-4: Marigold mining fleet equipment list	170
Table 17-1: Primary processing equipment	182
Table 17-2: Average 2014 reagent consumption	183
Table 17-3: Heap leach production and recovery	183
Table 17-4: Strip circuit and carbon column performance – January to September 2014	184
Table 18-1: Pump assets	186
Table 20-1: Permits and expiration numbers	194
Table 21-1: Summary of sustaining capital expenditures	197
Table 21-2: Operating costs	197
Table 21-3: Manpower headcount by area	200
Table 21-4: Fuel gallons consumed (‘000 gallons)	201
Table 21-5: Mine operating costs by department	201
Table 22-1: Operating and production statistics	207
Table 22-2: Sustaining capital ($M)	209
Table 22-3: Cash costs and all-in sustaining costs per payable ounce of gold sold ($/oz)	210
Table 22-4: Cost statistics	211
Table 22-5: Sensitivity analysis results	213
Table 22-6: Financial model	214
Table 23-1: Past production and Mineral Resources for adjacent properties	215

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

DEFINITIONS

Exchange Rate

Currency used in this Technical Report is expressed in United States dollars (USD).

Abbreviations and Units of Measure

Imperial units of measure are used throughout this Technical Report, except as follows:

•	Metal prices are converted from USD prices per ounce (oz) using the appropriate metric conversion for the production and sales quantities.

•	All tonnages are imperial short tons, where 1 ton equals 2,000 lb or 907.18474 kg, except as specified in the Mineral Resources and Mineral Reserves estimate tables, and the operating and capital costs information and economic analysis sections, where imperial units were converted to metric units for ease of reference.

Major units of measure and their abbreviations used in this Technical Report are shown below.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Type	Unit	Unit Abbreviation	Si Conversion*
area	acre	acre	4,046.86 m2
area	hectare	ha	10,000 m2
concentration	grams per metric ton	g/t	1 part per million
concentration	troy ounces per short ton	oz/ton	34.28552 g/t
length	foot	ft	0.3048 m
length	metre	m	Si base unit
length	kilometre	km	Si base unit
length	centimetre	cm	Si base unit
length	mile	mi	1,609.34 km
length	yard	yd	0.9144 m
mass	gram	g	Si base unit
mass	kilogram	kg	Si base unit
mass	pound	lb	0.453592 kg
mass	troy ounce	oz	31.10348 g
mass	metric ton	t, tonne	1,000 kg
mass	short ton	T ton	2,000 lbs
time	million years	Ma	million years
volume	cubic yard	cu yd	0.7626 m3
temperature	degrees Celsius	°C	Degrees Celsius**
temperature	degrees Fahrenheit	°F	°F = °C x 9/5 + 32

Notes:

*	Si refers to International System of Units.
**	Degrees Celsius is not a Si unit, but is the standard measurement for temperature.

Standard abbreviations and terms used throughout this Technical Report are shown below.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Standard Abbreviations and Terms Used in this Technical Report

Above mean sea level	amsl
Acidity	pH
Adsorption/desorption/recovery	ADR
All-in sustaining costs	AISC
Ammonium Nitrate and Fuel Oil	ANFO
Asset retirement obligation	ARO
Atomic absorption	AA
British Thermal Units	BTU
Canadian Institute of Mining	CIM
Carbon in leach	CIL
Certified reference material	CRM
Cubic foot	ft3
Cubic foot per second	ft3/s
Cubic foot per ton	ft3/t
Cubic yard	yd3
Cyanide soluble	AuCN
Degree	°
Degrees Farenheit	°F
Environmental assessment	EA
Environmental impact statement	EIS
Gallons per minute	gpm
Gallons per minute per square foot	gpm/ft2
General and Administration	G&A
Gold	Au
Gold by fire	AuFA
Gram	g
Grams per tonne	g/t
Greater than	>
Ground engaging tools	GET
Half absolute relative difference	HARD
Horsepower	Hp
Hour	h
Inter-ramp angles	IRAs
Kilogram	kg
Kilowatt	kW
Kilo volts	kV
Kilowatt hour	kWh
Laboratory information management system	LIMS
Less than	<

Life of Mine	LOM
London Bullion Market Association	LMBA
Marigold Development Company	MDC
Marigold Mining Company	MMC
Mega (million)	M
Megawatt	MW
Micron	µ
Million tonnes	Mt
Million	M
Millions of troy ounces	Moz
Million years ago	Ma
National Instrument 43-101 – Standards of Disclosure for Mineral Projects	NI 43-101
Net Present Value	NPV
Net Smelter Return	NSR
Ounce per ton	oz/t
Ounces	ozs
Percent (80%) passing a mesh size	P80
Parts per million	ppm
Percent	%
Plan of operations	PoO
Pound(s)	lb
Pounds per ton	lb/t
Qualified Persons	QPs
Quality Assurance / Quality Control	QA/QC
Quantile-quantile	QQ
Reverse Circulation	RC
Run of Mine	ROM
Silver	Ag
Square foot	ft2
Tailings Storage Facility	TSF
Ton (short = 2000 lb)	t
Tonnage conversion factor	TCF
Troy ounce (31.1035 g)	tr. oz
Troy ounce per short tonne	oz/t
U.S. Bureau of Land Management	BLM
U.S. Securities and Exchange Commission	SEC

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

1	SUMMARY

1.1	PROPERTY DESCRIPTION AND LOCATION

The Marigold mine (“Marigold” or the “Property”) is located in southeastern Humboldt County, in the northern foothills of the Battle Mountain Range, Nevada, U.S., and is centred at approximately 40 degrees, 45 minutes north latitude and 117 degrees, 8 minutes west longitude.

The Property is situated approximately 3 miles (5 km) south-southwest of the town of Valmy, Nevada at Exit 216, off Interstate Highway 80. Other nearby municipalities include Winnemucca and Battle Mountain, Nevada, which lie approximately 36 miles (58 km) to the northwest and 15 miles (24 km) to the southeast of the Property, respectively.

1.2	LAND TENURE AND OWNERSHIP

The authorized plan of operations (“PoO”) area of the Property currently encompasses approximately 19,560 acres, with approximately 5,010 acres within the PoO permitted for mining-related disturbance. Land and mineral ownership within the PoO for Marigold are within the corridor initially governed by the Pacific Railroad Act of 1862 (the “Railroad Act”), and as such are generally noted as having a “checkerboard” ownership pattern. Mineral claims in Nevada are federally based and managed by the U.S. Bureau of Land Management (“BLM”).

Silver Standard Resources Inc. (“Silver Standard”) holds a 100% interest in the Property through its wholly-owned subsidiary, Marigold Mining Company (“MMC”). Surface and mineral rights at the Property are comprised of: (1) certain real property owned by MMC; (2) a total of 229 unpatented mining claims owned by MMC; and (3) leasehold rights held by MMC with respect to a total of 411 unpatented mining claims and millsite claims and certain surface lands.

Each of the leases in respect of which MMC holds leasehold interests requires MMC to make certain net smelter return (“NSR”) royalty payments to the lessors and comply with certain other obligations, including completing certain work commitments or paying taxes levied on the underlying properties.

1.3	GEOLOGY AND MINERALIZATION

The Property is located on the northern margin of the Battle Mountain – Eureka trend of mineralization, in the Battle Mountain Mining district, in north central Nevada, U.S.

1.3.1	Regional Geology

The western part of the North American continent has undergone a complex history of extensional and compressional tectonics from the Proterozoic through to the Quaternary. Predominantly Paleozoic rifting and basin subsidence led to the formation of thick (thousands of feet) passive margin sedimentary sequences, and repeated interplate collisions caused accretion of arc related volcanics and ocean floor rocks which were pushed together with the basin sediments to form fold and thrust belts. Later extension related to subduction and back arc basin rifting resulted in the development of basin and range topography. Crustal thinning caused by the

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

extension allowed the rise of magma close to the surface which produced extensive and voluminous magmatism from the mid Eocene to late Miocene. Crustal extension with bi-modal volcanism occurred in the region from the late Miocene to the present day.

1.3.2	Local and Property Geology

Three packages of passive margin sedimentary Paleozoic rocks are present at Marigold. In ascending order, these are: the Valmy Formation; the Antler sequence; and the Havallah sequence. All of these rocks host minable gold on the Property.

The oldest known rocks in the Marigold area belong to the Ordovician Valmy Formation. These rocks consist of relatively deep water deposits of which three horizons are recognized: (1) a lower succession interbedded quartzite and argillite; (2) an intermediate package composed of meta-basalt, chert, and argillite; and (3) an upper package of quartzite and argillite very similar to the lower unit. Uplift of the Valmy Formation rocks and creation of a paleo-highland occurred as a result of regional uplift and erosion during the upper late Devonian to Mississippian Antler orogeny (Ketner 2013). The top of the Valmy Formation marks a major regional depositional angular unconformity with the overlying Antler sequence. The contact is clearly marked with the abrupt transition from the underlying deformed fine to medium grained sedimentary rocks to the coarse clastic material of the Battle Formation.

The Antler sequence is composed of Pennsylvanian to Permian-aged rocks assigned to three formations: (1) the basal Battle Formation; (2) the Antler Peak Limestone; and (3) the Edna Mountain Formation. These formations consist of a sequence of continental shelf sediments including conglomerate, sandstone, limestone, chert and barite that were deposited in marine basins and troughs adjacent to the paleo-highland of Ordovician Valmy Formation. The Antler sequence rocks are relatively un-deformed except for Basin and Range fault offsets or tilting due to rotation along normal faults. The contact with the overlying Havallah sequence is unconformable and the Golconda thrust forms the boundary between them.

The uppermost package of Paleozoic rocks exposed at Marigold is the Mississippian-Permian Havallah sequence. The Havallah is an assemblage dominated by siltstone, meta-volcanic, chert, sandstone and carbonates. These deep water marine units were obducted, as the sequence was pushed eastward along a basal thrust (Golconda) onto partially contemporaneous continental shelf sediments. The age of the tectonism is generally accepted to be late Permian (Roberts, 1964, Doebrich and Theodore, 1996, Wallace et. al. 2004). Ketner, (2008) believes that both the age and distance of transport along the thrust is unclear, although evidence for tectonism is strong with the sequence being highly deformed and sliced into numerous blocks of contrasting rock types and structural style by both low and high angle faults.

At Marigold, late Cretaceous (Fithian, 2014) narrow, or thin, porphyritic granodiorite to dacite dykes and sills are exposed in outcrop or by mining. These dykes generally intrude the stratigraphic package at high angles and trend northwest.

Tertiary and Quaternary alluvium with intercalated tuff horizons and occasional basalt flows covers two-thirds of the bedrock geology on the Property.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

1.3.3	Mineralization

Theodore (1998) described the deposits at Marigold as a “distal-type sediment-hosted gold-silver deposit”, related to Cretaceous to Eocene magmatism.

The distribution of gold on the Property is controlled by a combination of structure and stratigraphy. The general shape of the zones of mineralization are tabular, and geometries and attitudes appear to mimic those of bedding. Mineralized pods dip moderately-to-shallowly to the west and become steeper in and adjacent to the N10°E to N20°W normal faults. Gold mineralization is also concentrated at the intersection of these faults.

At Marigold, sulphide mineralization occurs in favorable horizons and structural locations within sedimentary host-rocks and is a mix of pyrite, arsenopyrite, free gold, and assorted auriferous sulfides.

Oxide mineralization was formed by the weathering of the sulphide mineralization as uplift and erosion exposed the deposit to the near surface environment. Ground water penetrated the Marigold deposits along fractures and faults, and over time, the sulphide minerals were oxidized. In the process of weathering, microscopic gold was liberated from sulphide material and deposited along with secondary minerals such as limonite and other oxide materials along fractures within the rocks.

1.3.4	Alteration

The most alteration seen is strong iron oxide staining. In the carbonate rocks leaching of calcite and dolomite, as well as local silicification, also occur to varying degrees. In places, intense silicification of the Edna Mountain Formation siltstone has formed jasperoid. Very minor amounts of barite have been noted.

1.4	EXPLORATION

1.4.1	Historical Work

The first recorded gold production from the Property was from the underground mine in 1938. Approximately 10,000 tons of ore averaging about 0.200 oz/t gold was processed before World War II halted production. Several unsuccessful attempts to open and operate the mine were made before exploration activities began in 1968.

From 1968 to 1985, several companies conducted exploration programs in the Marigold area, completing a total of 126 exploratory drillholes.

From 1983 to 1984, the Marigold Development Company (“MDC”) excavated a small open pit over the historic Marigold underground workings, producing 3,100 tons containing 271 ozs Au (McGibbon, 2004).

In 1985, Vek/Andrus Associates, a general partnership composed of Vek Associates and Andrus Resources Corporation, drilled three holes in the Section 8 area of the Property, just northeast from the old underground mine. Following encouraging results from this drilling, Cordex

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Exploration Co., an exploration syndicate composed of Dome Exploration (US) Ltd., Lacana Gold Inc. (“Lacana”) and Rayrock Mines Inc. (“Rayrock Mines”), leased the Vek/Andrus Associates claim block in September 1985 and began a drilling program in November 1985 that resulted in the discovery of the “8 South” ore body (Roberts, 2002).

Following further drilling in “8 South” in the spring of 1986, a joint venture between SFP Minerals Corporation and the Cordex group consolidated some of the land holdings over the Marigold area. In March 1988, Rayrock Mines made a production decision on the “8 South” deposit and, in August 1989, the first gold doré bar was poured at the Marigold mill.

In March 1992, Rayrock Mines purchased a two-thirds ownership interest in the Property, and Homestake Mining Company (“Homestake”), which had taken Lacana’s interest through previous corporate mergers, held the remaining one-third ownership interest in the Property.

In 1994, Marigold became a run of mine (“ROM”) heap leach operation. In March 1999, Glamis Gold Ltd. (“Glamis Gold”) purchased all of the assets of Rayrock Mines, resulting in Glamis Gold holding a two-thirds ownership interest in Marigold, with Homestake continuing to hold a one-third ownership interest.

By January 2001, a total of one million ounces of gold had been recovered from the Property. In July 2001, Glamis Gold released a revised National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report (Glamis Gold Ltd., 2001) to present the Mineral Resources and Mineral Reserves for recently discovered mineralization in the “checkerboard” square known as Section 31.

In 2006, Glamis Gold merged with Goldcorp Inc. (“Goldcorp”), resulting in a subsidiary of Goldcorp holding a two-thirds ownership interest in Marigold, as operator, and Homestake, which had been acquired by Barrick Gold Corporation (“Barrick”) in 2001, continuing to hold the remaining one-third ownership interest. By mid-2009, two million ounces of gold had been recovered from the Property.

A total of 6,860 drillholes for 4,453,452 feet of drilling were completed on the Property as at December 31, 2013.

On April 4, 2014, Silver Standard completed the acquisition of Marigold from subsidiaries of Goldcorp and Barrick.

1.4.2	Exploration and Drilling Activities in 2014

After completing the purchase of Marigold on April 4, 2014, Silver Standard commenced a review of the exploration activities conducted by previous owners. Based on this review, Silver Standard initiated a gravity survey, the main objective of which was to delineate possible fluid conduits or feeder structures for the Property’s mineralization.

As of the date of this Technical Report, the data collected during this gravity survey is undergoing processing and interpretation. Coupled with other historical geophysical programs conducted by previous owners of the Property, this information will provide a more complete structural understanding of the subsurface geology at Marigold, to aid in Silver Standard’s exploration program.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

In June 2014, Silver Standard initiated a program of infill and exploratory Reverse Circulation (“RC”) drilling at Marigold, which targeted the discovery of near-surface gold mineralization proximal to the open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. As of October 15, 2014, a total of 76 RC drillholes, for a total of 13,089 meters, had been drilled and assayed. Of these, 43 drillholes intercepted gold mineralization exceeding Mineral Resources cut-off grade and width criteria.

Based on these positive results, the program was expanded to 23,900 meters from a planned 15,400 meters with an additional 57 RC drillholes to be completed by year end 2014.

1.5	MINERAL RESOURCES

The purpose of this Technical Report on Marigold is to support the Mineral Resources and Mineral Reserves estimates disclosed by Silver Standard in its news release dated October 6, 2014. The Mineral Resources estimate for Marigold was calculated based on an optimized pit at a payable gold grade of 0.0019 oz/t or 0.065 g/t (gold assay factored for recovery, royalty and net proceeds per block) using a gold price assumption of $1,500 per ounce. Mineral Resources by definition have taken into account environmental, permitting, legal, title, taxation, mining, metallurgical, infrastructure, socio-economic, marketing and political factors and other constraints, as discussed in various sections of this Technical Report.

The Mineral Resources estimate herein is based on all available data for Marigold. The Mineral Resources estimate is inclusive of Mineral Reserves and is presented in Table 1-1.

Table 1-1: Mineral Resources estimate (as at September 30, 2014)

Category	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (Moz)
Measured	—	—	—
Indicated	243.7	0.51	4.0
Inferred	13.4	0.46	0.2

Notes:

1.	James N. Carver, Registered SME Registered Member (#509390) and Karthik Rathnam, MAusIMM (CP), are the Qualified Persons for the Mineral Resources estimate.
2.	The Mineral Resources estimate has been classified in accordance with CIM (2010) definition standards.
3.	Reported Mineral Resources are estimated below the as-mined surface as at September 30, 2014 and are inclusive of Mineral Reserves.
4.	Gold values have been estimated using ordinary kriging.
5.	Domain based outlier restriction on gold values ranging between 1.37 g/t and 8.58 g/t has been used for the Mineral Resources estimate.
6.	Densities for different lithological units have been calculated based on detailed test work carried out by Silver Standard and corresponds to the historical mine production.
7.	The Marigold drillhole database including collar survey, assay, lithology, oxidation and densities used for this resource estimate has been verified by James N. Carver, SME Registered Member, by conducting detailed verification checks, including Quality Assurance/Quality Control (“QA/QC”) of location, geological, density and assay data.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

8.	Mineral Resources include all mineralized material that has the potential for economic recovery of gold from an open pit supply to a ROM heap leach operation.
9.	The Mineral Resources estimate has been calculated based on an optimized pit at a cut-off grade of a payable gold grade of 0.065 g/t (gold assay factored for recovery, royalty and net proceeds per mineral resource block) with a gold price assumption of $1,500 an ounce.
10.	The cost, recovery and design parameters considered by optimization calculations for this Mineral Resources estimate are considered appropriate based on the current mine production.
11.	The reported Indicated Mineral Resources are regarded as appropriate for medium to long term production open pit planning and mine scheduling on a quarterly basis.
12.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. While the classification categories of Mineral Resources used in this Technical Report are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.
13.	There are no known legal, political or environmental risks that could materially affect the potential development of the Mineral Resources at Marigold.
14.	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz).
15.	Figures may not total exactly due to rounding.

1.5.1	Discussion of Risk Factors for Mineral Resources

Silver Standard is unaware of any current environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resources estimate as at September 30, 2014 presented in Table 1-1.

1.6	MINERAL RESERVES

The Mineral Reserves estimate for Marigold is classified in accordance with the Definition Standards adopted by the CIM Council on November 27, 2010 (“CIM (2010) definition standards”) and is presented in Table 1-2. Thomas Rice, SME Registered Member (#2693800) is the Qualified Person responsible for the mining parameters and the Mineral Reserves estimate. Trevor J. Yeomans, ACSM, P.Eng., is the Qualified Person who provided the metallurgical parameters incorporated in the Mineral Reserves estimate. The Mineral Reserves estimate for Marigold was calculated using the as-mined surface as at September 30, 2014.

The Mineral Reserves estimate herein is based on all available data for Marigold.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Table 1-2: Mineral Reserves estimate (as at September 30, 2014)

Category	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (Moz)
Proven	—	—	—
Probable	129.7	0.51	2.12

Total	129.7	0.51	2.12

Notes:

1.	Thomas Rice, SME Registered Member (#2693800), is the Qualified Person for the Mineral Reserves estimate.
2.	Trevor J. Yeomans, ACSM, P. Eng., is the Qualified Person who provided metallurgical parameters that were incorporated in the Mineral Reserves estimate.
3.	CIM (2010) definition standards were used in the generation of Mineral Reserves estimate classification.
4.	Mineral Reserves are contained within pit designs generated using Indicated Mineral Resources only and a gold price of $1,300 per ounce.
5.	Reported Mineral Reserves are estimated below the as-mined surface as at September 30, 2014.
6.	Mineral Reserves are estimated at a cut-off grade of 0.065 g/t payable gold grade.
7.	Mining costs are based on historical values and budgeted costs with a haulage component based on estimated haul cycle times.
8.	Processing and general and administrative costs were estimated on the basis of historical values and budgeted costs.
9.	The Mineral Reserves estimate is quoted within a pit design that utilizes geotechnical parameters proven from actual performance. The design was created using a geometry guideline from a Floating Cone algorithm that maximizes the Mineral Reserves cash flow.
10.	No mining dilution is applied to the grade of the Mineral Resources. Dilution intrinsic to the Mineral Resources estimate is considered sufficient to represent the mining selectivity considered.
11.	Average life of mine (“LOM”) strip ratio is 3.7 waste to ore.
12.	Metallurgical recovery formula was applied for gold using “nearest neighbor” model based on cyanide-soluble gold grades, calibrated to historically achieved recoveries.
13.	There are no known legal, political or environmental risks that could materially affect the potential development of the Mineral Reserves at Marigold.
14.	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz).
15.	Figures may not total exactly due to rounding.
16.	This Mineral Reserves estimate assumes that all required permits are obtained, as discussed under Section 20 of this Technical Report.

1.6.1	Discussion of Risk Factors for Mineral Reserves

Mineral Resources are not Mineral Reserves until they have demonstrated economic viability. Mineral Resources estimates do not account for a resource’s selectivity, mining loss, or dilution. All previous Mineral Reserves estimates for the Property are considered to be historical in nature.

Silver Standard is unaware of any current mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the Mineral Reserves estimate as at September 30, 2014 presented in Table 1-2.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

1.7	MINING OPERATIONS

Marigold uses a standard open pit mining method with a current mining rate of 231,000 short tons per day. The Property undertakes conventional drilling and blasting activities with a free faced trim row blast to assure stable wall rock conditions.

Mining is done on 50 foot benches for pre-stripping waste and 25 foot benches for ore.

Loading operations take place mainly with three primary loading shovels. Backup loading is done with a front end loader. Waste and ore haulage is performed with a fleet of 320 ton primary haulers and a backup fleet of 190 ton trucks.

The mining equipment fleet is owned by MMC and there are currently no contract mining operators onsite, except in respect of drilling and blasting. Equipment maintenance is done on site for all equipment.

1.8	MINERAL PROCESSING

The Marigold processing plant and facilities incorporate standard industry ROM heap leaching, carbon adsorption, carbon desorption and electro-winning circuits to produce a final precious metal (doré) product.

ROM ore is delivered to the leach pad and stacked in 20 to 30 foot lifts. The heap leach pad consists of 18 separate cells. Approximately 4.3 million square feet of pad area are leached at any given time.

Barren leach solution (cyanide bearing solution, very low in gold grade) is applied selectively to different areas of the pad. The leach solution is pumped to the leach pad and the pregnant solution (gold bearing) from the leach pad is then collected in a pregnant solution pond(s) before it is pumped to carbon column trains where gold is absorbed from solution onto activated carbon. Carbon loaded with gold is taken from the carbon columns and transported to the process facility where gold is stripped from the carbon by solution. The precious metal bearing solution is passed through electro-winning cells where metals are plated out. The plated material is retorted for mercury removal and drying prior to smelting for final precious metal recovery.

From March 1990 through September 2014, gold recovery from the heap leach pad was 71.6%. Historical production figures for the Marigold heap leach pad are shown in Table 1-3. This documented recovery was achieved with 90 to 120 day primary leach cycles and an overall mass of solution to mass of ore ratio of 1.6:1.

Table 1-3: Heap leach production and recovery

Ore (tons)	Gold Loaded (tr. oz)	Gold Grade (oz/t)	Gold Recovered (tr. oz)	Gold Recovery (%)
169,310,430	3,251,148	0.019	2,327,532	71.6

Drillhole assay values interpolated by nearest neighbor (polygonal assignment) into the Mineral Resources block model were used to assist with the prediction of future recoverable gold. The

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Mineral Resources block model contains both a cyanide soluble (“AuCN”) gold value, and a total gold by fire (“AuFA”) value, derived by the interpolation of assay values from RC drillhole sampled intervals. The ratio of AuCN/AuFA implies a maximum gold recovery, as the drillhole samples sent for laboratory assay are finely ground, compared to the material that is ROM and dumped onto the leach pads.

By applying a calibration factor, generated from historical leach pad actual performance, to this block model implied maximum recovery ratio, the expected future leach pad recovery can be predicted.

1.9	INFRASTRUCTURE

The Property is road accessible via Interstate Highway 80 in northern Nevada. The site access road to Marigold supports two lanes of traffic and consists of three miles of hard packed clay and gravel.

The infrastructure facilities at Marigold include ancillary buildings, offices and support buildings, access roads into the plant site, source of electrical power and power distribution, source of fresh water and water distribution, fuel supply, storage and distribution, waste management and communications.

Electrical power is supplied to Marigold by NV Energy, Inc. (“NV Energy”) via a 120 kV transmission line and routed through a 25kV grid.

Water for Marigold is supplied from three existing groundwater wells located on the Property, and MMC owns groundwater rights collectively allowing up to 828 million gallons of water consumption annually, the majority of which is used as makeup water for process operations. Approximately 1,400 gpm of fresh water is required during peak periods in the summer months. The water is primarily consumed by retention in the heap leach pads, evaporation, processing operations and dust suppression.

1.10	ENVIRONMENTAL, PERMITTING AND SOCIAL RESPONSIBILITY

Given that significant portions of the Property exist on public lands administered by the BLM, the majority of environmental studies related to mining activities are conducted under BLM authority as part of the National Environmental Policy Act (“NEPA”) procedures, which require various degrees of environmental impact analyses dictated by the scope of the proposed action. Marigold will prepare a further Environmental Impact Statement (“EIS”) to permit the future mining of all pits to their planned maximum depths. In the normal course of operations planning, environmental baseline studies were initiated in 2013 to support the EIS process, which is anticipated to begin in early 2015. Silver Standard has a reasonable expectation that all necessary operating permits will be granted within required timeframes to implement the LOM plan.

Specific federal, state and local (Humboldt County, Nevada) regulatory and permitting requirements apply to Marigold activities. Marigold currently holds active, valid permits for all current facets of the mining operation.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

At present, there are no known environmental issues to impact the ability to extract Mineral Resources at the Property.

Marigold has an extensive monitoring program in place for both groundwater quantity and quality, as well as seasonal surface water quantity and quality. Results from this program as well as long term trend data is reported to both state and federal agencies. Air, geochemical, vegetation, wildlife, and industrial health monitoring are also conducted regularly according to permit requirements. Agency representatives also conduct routine compliance inspections on a quarterly basis.

MMC engages in concurrent reclamation practices and is bonded for all permitted features, as part of the Nevada permitting process. Current bonding requirements are based on third party cost estimates to reclaim all permitted features at the Property. The BLM and state both review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing. At present, Marigold has an approved $45.2 million reclamation bond requirement. The current Asset Retirement Obligation (“ARO”) for facilities actually constructed and currently existing at Marigold at the end of the third quarter of 2014 is $21.6 million.

State regulatory requirements mandate a formal closure plan be filed two years prior to the facility actually beginning closure. The BLM and state both require a tentative closure plan as part of normal NEPA and operating permit requirements. Marigold has filed and maintained these closure plans, which, in conjunction with standard reclamation and re-vegetation of all disturbed areas, include discussions on removal of most infrastructure, monitoring, and notably long-term heap leach drain down solution management.

There are currently no outstanding negotiations or social requirements regarding operations at the Property. Community support and engagement is well-established at Marigold and will continue, with regular updates provided by mine management to local stakeholders and regulators. In 2013, nearly $300,000 in donations, scholarships, and in-kind support was provided to local communities and charities.

1.11	MARKET CONSIDERATIONS

The metal prices used in this Technical Report are based on an internal assessment of recent market prices, long-term forward curve prices, and consensus amongst analysts regarding price estimates. For the “base case” economic analysis in this Technical Report, a gold price of $1,300 per ounce was used.

Marigold currently produces gold/silver doré bars. The doré refining terms are typical and consistent with standard industry practices and similar to contracts for the refining of doré elsewhere in the world.

The doré is securely transported by road freight to a refinery, refined into gold bullion and sold by Silver Standard to banks that specialize in the purchase and sale of gold bullion.

No external consultants or market studies were directly relied upon to assist with sales terms and commodity price projections used in this Technical Report. The Qualified Persons for Section 19 of this Technical Report agree with the assumptions and projections presented.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

1.12	CAPITAL AND OPERATING COST ESTIMATES

The capital and operating cost estimates derived for Marigold are based on a combination of historical data and budgetary estimates. Capital costs are considered to be sustaining capital and are estimated to be $123 million for the LOM. This total does not include capitalized stripping, which is discussed in Section 22 of this Technical Report. The capital costs are shown in Table 1-4. The LOM operating costs are estimated to be $9.16 per tonne of processed ore. The breakdown of operating costs is shown in Table 1-5.

Table 1-4: Summary of sustaining capital expenditures

Capital Costs	Total ($ Millions)
Mining Equipment	17.2
Capitalized Equipment Maintenance	73.7
Processing	24.3
Administration & Permitting	7.8

Total Capital Costs	123.0

Note: Excludes capitalized stripping.

Table 1-5: Operating costs

Operating Costs	$/short ton processed	$/metric tonne processed
Mine Operations	6.47	7.13
Processing	1.21	1.33
General and Administration	0.63	0.69

Total Operating Costs	8.31	9.16

1.13	ECONOMIC ANALYSIS

The economic analysis presents the key economic performance indicators for Marigold, including cash costs, mine all-in sustaining costs (“AISC”) and Net Present Value (“NPV”), which are non-GAAP measures discussed in Section 22.10 of this Technical Report. Cash flow projections commenced on October 1, 2014 and are estimated over the remaining LOM based on estimates of sales revenue, site production costs, capital expenditures, and other cash flows including taxes and reclamation expenditures, all on a real basis.

1.13.1	Mine Production Statistics

The economic model includes recoverable gold on the leach pads and gold doré on hand as at October 1, 2014, all of which is sold over the remaining LOM. Marigold produces 1,598,758 ounces of payable gold sold over an active mining period of nine years. Total LOM production includes a further approximately 60,000 ounces of payable gold sold that are on the leach pads as at October 1, 2014, for total production of 1,658,799 ounces of payable gold sold. A summary of mine production and gold production over the LOM is shown in Table 1-6.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Table 1-6: Operating and production statistics

Year	Ore Mined (Mt)	Waste Removed (Mt)	Strip Ratio (waste:ore)	Gold Grade (gpt)	Gold Recovery (%)	Gold Stacked on Pads (oz)	Gold Produced (oz)
Q4 2014	4.0	14.4	3.6	0.80	72%	75,702	65,644
2015	12.8	64.3	5.0	0.53	73%	160,389	172,396
2016	15.4	59.0	3.8	0.42	72%	150,875	166,203
2017	15.4	59.0	3.8	0.54	72%	192,100	183,324
2018	15.4	61.7	4.0	0.45	74%	166,600	172,635
2019	15.4	59.9	3.9	0.43	74%	156,400	158,813
2020	15.4	52.9	3.4	0.49	74%	181,900	175,865
2021	15.4	52.9	3.4	0.62	77%	237,999	224,723
2022	15.4	46.6	3.0	0.54	75%	200,600	209,451
2023	4.9	14.5	2.9	0.46	73%	51,628	69,704
2024	—	—	—	—	—	—	18,011
2025	—	—	—	—	—	—	16,304
2026	—	—	—	—	—	—	16,304
2027	—	—	—	—	—	—	9,422

Total	129.7	485.1	3.7	0.51	74%	1,574,191	1,658,799

Notes:

1.	2014 operational figures based on estimates from October 1, 2014 to December 31, 2014.
2.	Gold produced from 2024 onwards is derived from the residual recoverable gold remaining in the leach pads when mining is completed and is recovered through continued leaching from 2024 to 2027.
3.	Gold Stacked on Pads refers to gold content of ore stacked on the pads in that period that is recoverable by the leaching process. Gold Produced refers to the amount of gold recovered from the heap in that period and processed to product for sale. The difference between the values in these columns is due to the lag effect of the 120-day leach cycle on gold dissolution in the heap and ounces already in the pads as of October 1, 2014.
4.	Figures may not total exactly due to rounding.

1.13.2	Cost Statistics

Based upon Silver Standard’s projections, Marigold will incur average annual cash costs of $762 per payable ounce of gold sold and AISC of $986 per payable ounce of gold sold over the LOM to 2027. Table 1-7 summarizes the estimated components of the cash costs and AISC per payable ounce of gold sold over the LOM.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Table 1-7: Cash costs and all-in sustaining costs per payable ounce of gold sold ($/oz)

Operating Costs	Value ($/payable ounce of gold sold)
Mine Operations (excludes capitalized stripping)	434
Processing	104
General Administration	54
Inventory Adjustment	42
Royalties & Refining (net of silver credits)	127
Cash Costs	762
Capitalized stripping	123
Sustaining Capital	74
Reclamation	27
All-In Sustaining Cash Costs	986

Notes:

1.	Mine operations are presented net of capitalized stripping.
2.	Inventory adjustment represents carrying values of starting leach pad and bullion inventory at October 1, 2014 which are released into cash costs over the LOM through to 2027 as the associated ounces are sold.
3.	Capitalized stripping is in accordance with IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine.
4.	Payable gold ounces sold over the LOM total 1,659,637 ounces.
5.	Figures may not total exactly due to rounding.

1.13.3	Net Present Value and Sensitivity Analysis

The after-tax NPV calculation is based upon the cash flows for the Property from and after October 1, 2014; any acquisition costs or historical capital expenditures prior to the acquisition of Marigold or this period have been treated as “sunk” costs and excluded from the analysis.

Marigold is expected to generate $596 million in pre-tax cash flow and $536 million in after-tax cash flow over the LOM. The after-tax NPV using a 5% discount rate is $419 million over the LOM. The economic analysis summary is presented in Table 1-8.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Table 1-8: Economic analysis summary

Total ($M)
Revenue	$2,159
(less) Mine Operations (excludes Capitalized Stripping)	721
(less) Processing	172
(less) General Administration	92
(less) Royalties & Refining	212
Operating Cash Flow	$962
(less) Capitalized Stripping	204
(less) Sustaining Capital	123
(less) Reclamation	46
Salvage Value	8
Pre-Tax Free Cash Flow	$596
After-Tax Free Cash Flow	$536
After-Tax NPV (5%)	$419

Notes:

1.	Economic analysis presented for the period of October 1, 2014 to end of operations in 2027.
2.	Figures may not total exactly due to rounding.

Table 1-9 includes a summary of the sensitivity analysis showing the impact on the NPV of a 10% increase or decrease in metal price, operating cost and capital expenditure assumptions.

Table 1-9: Sensitivity analysis results

		(10)%	Base Case	10%
Gold Price	$/oz	$1,170	$1,300	$1,430
NPV (5%)	$M	$297	$419	$540

Operating Costs	$/tonne	$8.24	$9.16	$10.07
NPV (5%)	$M	$495	$419	$342

Capital Expenditures	$M	$111	$123	$135
NPV (5%)	$M	$430	$419	$409

Note: Operating costs per tonne of ore processed.

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1.14	INTERPRETATION AND CONCLUSIONS

The conversion of Mineral Resources to Mineral Reserves was made using industry-recognised methods of determining operational costs, capital costs, and recovery performance. Thus, it is considered to be representative of actual and future operational conditions.

There are a number of active environmental permits at Marigold, and some degree of permit modification or renewal effort is typical in the continuous process to maintain active permits. This Technical Report was prepared with the latest information regarding environmental and closure cost requirements and has indicated that work is in progress with regard to the renewal or extension of various environmental permits, as further discussed in Section 24.

Possible areas of uncertainty that may materially impact Mineral Reserves estimation include: commodity price assumptions; capital and operating cost estimates; estimation methodology; and geotechnical slope designs for pit walls. A discussion of the reasonably foreseeable impacts of the uncertainties in the cost, operations and estimation assumptions in the Mineral Reserves at Marigold is presented in Section 25 of this Technical Report.

Several optimization studies were initiated in 2014 to investigate opportunities to further increase Marigold’s operating efficiency. These studies include pit slope angle evaluation, haulage profile optimization, equipment productivity improvements, mine dispatch upgrade and grade control review. Initial indications from the operational excellence program show improvements and are beginning to transfer to unit operating costs. Silver Standard has initiated exploration and Mineral Resources and Mineral Reserves development activities to enhance Marigold’s operating margins and extend the mine life. Further studies will examine the deep sulphide-hosted gold and could include further drill evaluation and metallurgical test work.

1.15	RECOMMENDATIONS

A continuing commitment to safe gold production and continuous improvement within the guidelines of Silver Standard’s environmental and social license to operate drives the following recommendations for future benefit to Marigold and Silver Standard:

1.15.1	Processing

•	Complete a detailed hydrology (pumping and piping) study in order to maintain optimum solution flow rates to an increasingly taller heap leach pad. Estimated cost for the engineering study is $25,000.

•	Re-slope heap sides to their final reclamation slope and re-leach those areas with excess leaching solution as it is available to accelerate heap closure activities and final gold recovery. No capital cost anticipated.

•	Continue reagent optimization projects with respect to lime, sodium cyanide, sodium hydroxide and anti-scalent. A positive decision to add reagents to the lean solution would require an estimated cost of $25,000 to $50,000 for tank(s) and associated equipment.

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1.15.2	Metallurgy/Analytical

•	Continue on-going metallurgical studies to improve the understanding of the grade/recovery relationship, especially with respect to the AA/fire assay ratio, ore type, location and depth. No capital cost is anticipated.

•	Install a Laboratory Information Management System (“LIMS”) to improve overall analytical data management, ore control and assay quality control. The estimated total cost is $140,000.

•	Evaluate the atomic absorption spectroscopy (“AA”) finish method (compared to the current Gravimetric method) of fire assay to increase assay precision of mine blast hole samples. A positive decision to move forward with the AA finish method would require estimated capital expenses of $50,000 to $75,000 for additional lab analytical equipment.

•	Initiate a metallurgical study on the deeper sulphide ore types. The estimated cost for the initial phase of testing is $40,000.

1.15.3	Mine Operations

•	Install an ore control system that optimizes ore control process integrating several modules for database management, model coding, compositing, ore cut generation and reconciliation. Implementation is expected to be approximately 4 weeks at an estimated total cost of $80,000.

1.15.4	Mineral Resources

•	Update to the resource model to include drilling results from 2014 using an estimation technique that does not require the manual interpretation of grade shells. A resource estimation methodology such as indicator kriging would negate the need for grade shell; alternatively, an algorithm-based method in a commercial software may be used to generate the grade shells. Re-generation of the resource model is expected to take approximately three months at an estimated cost of $45,000.

•	Include geological data from pit mapping and hard boundaries from faults that offset mineralization into the resource model.

•	Implement a digital logging system and incorporate both RC (chips) and diamond core. Update the current access database to SQL-based database (MS Acquire or similar) to eliminate manual data entry.

•	Re-assay of samples where the cyanide soluble gold assay values have been reported as ‘0’ and the sample has not been assayed by the fire assay method. This is proposed to be carried out in a phased manner looking one year ahead based on the LOM plan, with an estimated annual expenditure of $150,000.

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•	Collect additional samples for density sampling from core holes and in pit where required in order to obtain a better spatial distribution of density values. The cost for this work is estimated to be $12,000 for an additional 300 samples, and 5% of these samples should be sent to a commercial lab for duplication of testwork.

•	Evaluate the benefits of estimating cyanide soluable gold assays into the resource block model to be used for geo-metallurgical modelling and leach performance prediction.

1.15.5	Mine Development Drilling

•	A Mineral Resources classification upgrade and infill drilling program for an estimated expenditure of $1.3 million is proposed for 2015.

•	Program to twin selected RC holes drilled to below the water table, with diamond core to perform a standard QA/AC assessment. Approximate cost is $300,000.

1.15.6	Exploration Drilling

•	RC exploration drilling to be undertaken to target the lateral extensions of structures known to contain mineralization. This drilling will target near-surface, high grade oxide mineralization and is proposed to be carried out in 2015 with a proposed budget of $2.0 million.

•	Diamond core drilling to target deep high grade sulphide mineralization within defined and interpreted structures. The proposed budget for this work is $1.0 million.

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2	INTRODUCTION

The purpose of this Technical Report on Marigold is to support the Mineral Resources and Mineral Reserves estimates disclosed by Silver Standard in its news release dated October 6, 2014, following the guidelines set forth by the CIM (2010) definitions standards. This Technical Report was prepared for Silver Standard in accordance with the requirements of NI 43-101.

On April 4, 2014, Silver Standard completed the acquisition of Marigold from subsidiaries of Goldcorp and Barrick. Marigold is owned directly by Silver Standard’s wholly-owned subsidiary, MMC. This Technical Report was prepared by Qualified Persons employed by Silver Standard or MMC.

Silver Standard is a Vancouver-based resource company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas. Silver Standard’s shares are listed on the Toronto Stock Exchange in Canada under the trading symbol “SSO” and on the NASDAQ Global Market in the U.S. under the trading symbol “SSRI”.

2.1	SOURCES OF INFORMATION

This Technical Report is based on published material, in addition to the data, professional opinions and unpublished material available to Silver Standard and/or prepared by its employees. The sample information used to develop the Mineral Resources and Mineral Reserves estimates and metallurgical testwork was collected by various companies dating back to 1968 and includes data acquired by various companies, using a number of different sampling, assay methodologies and detection limits, as discussed in Section 11 of this Technical Report. The authors of this Technical Report believe that the drilling, geological, and geochemical data reported and collected by these companies regarding the Property and its environment is accurate and reliable, and was created by competent professionals operating to industry standards applicable at the time.

A list of the references utilised in the preparation of this Technical Report is provided in Section 27. Additional reports, opinions and statements by advisors, legal counsel and other experts are discussed in Section 3.

2.2	QUALIFIED PERSONS AND PROPERTY INSPECTION

This Technical Report was prepared by Qualified Persons employed by Silver Standard or MMC. Table 2-1 presents each of the Qualified Persons and their responsibilities for this Technical Report.

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Table 2-1: Summary of Qualified Person responsibilities

Technical Report Section		Qualified Person Responsible
1:	Summary
2:	Introduction	All QPs
3:	Reliance on Other Experts
4:	Property Description and Location
5:	Accessibility, Climate, Local Resources, Infrastructure and	Thomas Rice
Physiography
6:	History
7:	Geological Setting and Mineralization
8:	Deposit Types
9:	Exploration	James N. Carver
10:	Drilling
11:	Sample Preparation, Analyses and Security
12:	Data Verification
13:	Mineral Processing and Metallurgical Testing	Trevor J. Yeomans
14:	Mineral Resources Estimate	James N. Carver and Karthik Rathnam
15:	Mineral Reserves Estimate	Thomas Rice
16:	Mining Methods
17:	Recovery Methods	Trevor J. Yeomans
18:	Project Infrastructure
19:	Market Studies and Contracts
20:	Environmental Studies, Permitting, and Social or Community Impact	Thomas Rice
21:	Capital and Operating Costs
22:	Economic Analysis
23:	Adjacent Properties	James N. Carver
24:	Other Relevant Data and Information
25:	Interpretations and Conclusions
26:	Recommendations	All QPs
27:	References

The Mineral Resources estimate was prepared by Mr. James N. Carver, SME Registered Member, and Karthik Rathnam, MAusIMM (CP), and the Mineral Reserves estimate was prepared by Mr. Thomas Rice, SME Registered Member. Each of Mr. Carver, Mr. Rathnam and Mr. Rice is employed by MMC working at Marigold, and by extension, both individuals have conducted personal inspections of the Property on a number of occasions.

Preparation of sections pertaining to metallurgical processing and testwork and recovery methods was supervised by Mr. Trevor J. Yeomans, ACSM, P.Eng, who is employed by Silver Standard and works at the Vancouver office. Mr. Yeomans visited the Property on three occasions, most recently from June 16 to June 20, 2014 for a total of five days on site.

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Sections pertaining to project infrastructure, market studies, and environmental studies, permitting and social/community impacts were prepared under the supervision of Mr. Rice.

Sections on history, geological setting, deposit types, exploration and drilling were prepared by Mr. Carver.

Each contributing Qualified Person has made a reasonable effort to verify the accuracy of the data used to develop this Technical Report and takes full responsibility for the information contained herein.

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3	RELIANCE ON OTHER EXPERTS

In preparing this Technical Report, Silver Standard has relied in part upon the opinions and reports of consultants as well as certain reports, opinions and statements of legal counsel and other experts. These reports, opinions and statements, the makers of each such report, opinion or statement and the extent of reliance are described below. Silver Standard considers the reliance on other experts, as described in this section, to be reasonable based on their knowledge, experience and qualifications.

3.1	LEGAL MATTERS

For matters related to title to the Property, Silver Standard has relied on the title report dated November 7, 2014 prepared by Holland & Hart LLP, a law firm retained by Silver Standard. This title report was relied on in the preparation of Section 4 of this Technical Report with respect to title matters. The authors of this Technical Report are not qualified to express any legal opinion with respect to title to or current ownership of the Property.

3.2	POLITICAL, ENVIRONMENTAL AND TAX MATTERS

Silver Standard has not relied on any external reports, opinions or statements relating to political, environmental or tax matters for this Technical Report.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	PROPERTY LOCATION

Marigold is located in southeastern Humboldt County along the Interstate Highway 80 corridor, in the northern foothills of the Battle Mountain Range, Nevada, U.S. Activities at the Property are centered at approximately 40 degrees, 45 minutes north latitude and 117 degrees, 8 minutes west longitude.

The Property is situated approximately 3 miles (5 km) south-southwest of the town of Valmy, Nevada at Exit 216, off Interstate Highway 80. Other nearby municipalities include Winnemucca and Battle Mountain, Nevada, which lie approximately 36 miles (58 km) to the northwest and 15 miles (24 km) to the southeast of the Property, respectively. Figure 4-1 shows the Property outline relative to these towns and Interstate Highway 80.

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OREGON
IDAHO
CALIFORNIA
UTAH
ARIZONA
NEVADA
Marigold Mine
McDermitt
Humboldt County
Winnemucca
Montello
Wells
Carlin
Elko
Battle Mountain
Pershing County
Lovelock
Washoe County
Lander County
Elko County
Churchill County
Eureka County
Reno
Storey County
Fallon
Austin
Eureka
White Pine County
Ely
Virginia City
Carson City
Carson County
Minden
Yerington
Douglas County
Lyon County
Round Mountain
Hawthorne
Mineral County
Tonopah
Esmeralda County
Goldfield
Nye County
Pioche
Lincoln County
Beatty
Clark County
Las Vegas
789
80
306
305
EXPLANATION
City
Freeway
Highway
Major Road
County Boundary
N

Figure 4-1: Marigold mine location

Source: Silver Standard, September 30, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

4.2	LAND TENURE AND OWNERSHIP

The authorized PoO area for Marigold currently encompasses approximately 19,560 acres, with approximately 5,010 acres within the PoO permitted for mining-related disturbance. Land and mineral ownership within the PoO for Marigold are within the corridor initially governed by the Railroad Act, and as such are generally noted as having a “checkerboard” ownership pattern. Mineral claims in Nevada are federally based and managed by the BLM.

Silver Standard holds a 100% interest in the Property through its wholly-owned subsidiary, MMC. Surface and mineral rights at the Property are comprised of: (1) real property owned by MMC; (2) unpatented mining claims owned by MMC; and (3) leasehold rights held by MMC with respect to unpatented mining claims and millsite claims and surface lands.

4.2.1	Owned Real Property

MMC is the owner of the following surface lands at Marigold:

1.	Approximately 161.33 acres within the SE1/4 Section 22, T.34N., R.43E. and identified as Humboldt County Assessor’s parcel number 007-401-25 for 2013-14 and 3443-22-400-001 for 2014-15;

2.	Approximately 640 acres within Section 9, T.33N., R.43E. and identified as Humboldt County Assessor’s parcel number 007-461-09 for 2013-14 and 3443-09-100-001 for 2014-15;

3.	Approximately 640 acres within Section 17, T.33N., R.43E. and identified as Humboldt County Assessor’s parcel number 007-461-14 for 2013-14 and 3443-17-100-001 for 2014-15; and

4.	Approximately 41.15 acres within Lot 12 Section 33, T.34N., R.43E. and identified as Humboldt County Assessor’s parcel number 007-404-06 for 2013-14 and 3443-33-400-003 for 2014-15.

4.2.2	Owned Unpatented Mining Claims

MMC is the owner of a total of 229 unpatented mining claims at Marigold, as set out in Table 4-1.

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Table 4-1: Unpatented mining claims owned by MMC

BLM Serial Numbers	Claim Names	Total Number of Claims
NMC371561 to NMC371573	APRI # 1 to APRI # 13	13
NMC519580	APRI # 14	1
NMC552229	APRI # 15	1
NMC361136 to NMC361161	VAL #237 to VAL #262	26
NMC600391 to NMC600402	VAL #1013 to VAL #1024	12
NMC371574 to NMC371609	TYLER # 1 to TYLER # 36	36
NMC454876 to NMC454911	REMARY #237 to REMARY #272	36
NMC552228	REMARY FRACTION	1
NMC359040 to NMC359057	MARY # 73 to MARY # 90	18
NMC400277 to NMC400288	HS #123 to HS #134	12
NMC400289	HS #134A	1
NMC358968 to NMC359003	MARY# 1 to MARY # 36	36
NMC371610	BONZ # 1	1
NMC371612	BONZ # 3	1
NMC371614	BONZ # 5	1
NMC371616	BONZ # 7	1
NMC371618 to NMC371627	BONZ # 9 to BONZ # 18	10
NMC371630 to NMC371639	BONZ # 21 to BONZ # 30	10
NMC451485 to NMC451488	BONZ # 33 to BONZ # 36	4
NMC487422	REBONZ # 2	1
NMC487423	REBONZ # 4	1
NMC487424	REBONZ # 6	1
NMC487425	REBONZ # 8	1
NMC487426 to NMC487427	REBONZ # 19 to REBONZ # 20	2
NMC487428	REBONZ # 31	1
NMC524363	REBONZ # 32	1

Total Number of Claims		229

4.2.3	Leasehold Rights

MMC holds leasehold rights in each of the following leases:

1.	Mineral Lease Agreement, made and entered into as of June 20, 1986, by and between Donald J. Decker and Suzanne R. Decker, as lessors, Nevada North Resources (U.S.A.) Inc., as lessee, and Nevada North Resources Inc. (as amended, the “Decker Lease”);

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2.	Lease Agreement, made and entered into as of September 15, 1985, by and between Vek Associates, as lessor, and Rayrock Mines, doing business as Cordex, as lessee (as amended, the “Vek & Andrus Lease”);

3.	Lease Agreement, made and entered into as of August 1, 1988, by and between Euro-Nevada Mining Corp., Inc., as lessor, and Rayrock Mines, doing business as Cordex, as lessee (as amended, the “Euro-Nevada Lease”);

4.	Lease Agreement, made and entered into as of August 1, 1988, by and between the Board of Regents of the University of Nevada System, as lessor, and Donald J. Decker, Suzanne Decker, Nevada North Resources (U.S.A.) Inc., and Rayrock Mines, doing business as Cordex, as lessee (the “University of Nevada Lease”);

5.	Minerals Lease, dated and effective June 17, 1988, by and between SFP Minerals Corporation, as lessor, and Santa Fe Pacific Mining, Inc., as lessee (the “SFP Lease”);

6.	Minerals Lease, dated and effective as of February 19, 1986, by and between Southern Pacific Land Company, as lessor, and SFP Minerals Corporation, as lessee (the “Southern Pacific Land Company Lease”); and

7.	Minerals Sublease, dated and effective April 30, 1986, by and between SFP Minerals Corporation, as sublessor, and Santa Fe Pacific Mining, Inc., as sublessee (as amended, the “Southern Pacific Land Company Sublease” and, together with the Decker Lease, the Vek & Andrus Lease, the Euro-Nevada Lease, the University of Nevada Lease, the SFP Lease and the Southern Pacific Land Company Lease, collectively, the “Leases”).

4.2.3.1	Decker Lease Claims

Pursuant to the Decker Lease, MMC has leasehold rights to 170 unpatented mining claims, as set out in Table 4-2. The initial term for the Decker Lease was through May 25, 1991 and thereafter as long as operations are continuing.

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Table 4-2: Decker Lease unpatented mining claims

BLM Serial Numbers	Claim Names	Total Number of Claims
NMC48409 to NMC48412	RED # 21 to RED #24	4
NMC48415 to NMC48426	RED # 27 to RED # 38	12
NMC56187 to NMC56198	RED # 39 to RED # 50	12
NMC56199 to NMC56216	RED # 52 to RED # 69	18
NMC271665 to NMC271688	RED #201 to RED #224	24
NMC271689 to NMC271716	RED #601 to RED #628	28
NMC365642 to NMC365677	KIT # 1 to KIT # 36	36
NMC678030 to NMC678047	RED 1801A to RED 1818A	18
NMC678055 to NMC678063	RED 1826A to RED 1834A	9
NMC552226 to NMC552227	RED # 23A to RED # 24A	2
NMC871541 to NMC871547	NURED 1819 to NURED 1825	7

Total Number of Claims		170

4.2.3.2	Vek & Andrus Lease Claims

Pursuant to the Vek & Andrus Lease, MMC has leasehold rights to 205 unpatented mining and millsite claims, as set out in Table 4-3. The Vek & Andrus Lease runs for a term of ten years and, at lessee’s sole option, may be renewed for up to eight successive ten year periods, upon prior written notice.

Table 4-3: Vek & Andrus Lease unpatented mining and millsite claims

BLM Serial Numbers	Claim Names	Total Number of Claims
NMC271972 to NMC272007	COT # 1 to COT # 36	36
NMC275733	COT # 38	1
NMC275750 to NMC275753	COT # 55 to COT # 58	4
NMC275755	COT # 60	1
NMC275757	COT # 62	1
NMC275759 to NMC275767	COT # 64 to COT # 72	9
NMC342068 to NMC342071	COT # 73 to COT # 76	4
NMC297554 to NMC297571	VAL # 1 to VAL # 18	18
NMC347463 to NMC347475	VAL # 19 to VAL # 31	13
NMC297572 to NMC297607	VAL # 37 to VAL # 72	36
NMC361164 to NMC361172	COT FRAC # 1 to COT FRAC # 9	9
NMC371559 to NMC371560	COT # 75A to COT # 76A	2
NMC822614	RECOT 37	1

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

BLM Serial Numbers	Claim Names	Total Number of Claims
NMC822615 to NMC822619	RECOT 39 to RECOT 43	5
NMC822620	RECOT 45	1
NMC822621	RECOT 47	1
NMC822622 to NMC822626	RECOT 50 to RECOT 54	5
NMC822627	RECOT 59	1
NMC822628	RECOT 61	1
NMC822629	RECOT 63	1
NMC822630	RECOT 63B	1
NMC822560* to NMC822613*	GMMCMS 1 to GMMCMS 54	54

Total Number of Claims		205

Note:

*	Millsite Claims

4.2.3.3	Euro-Nevada Lease Claims

Pursuant to the Euro-Nevada Lease, MMC has leasehold rights to 36 unpatented mining claims, as set out in Table 4-4. The original term for the Euro-Nevada Lease was five years, except that at the lessee’s option, the Euro-Nevada Lease may be renewed for up to ten additional and successive five year periods, upon giving the lessor prior written notice. The Euro-Nevada Lease has been extended for one additional five-year term commencing August 1, 2013.

Table 4-4: Euro-Nevada Lease unpatented mining claims

BLM Serial Numbers	Claim Names	Total Number of Claims
NMC373649 to NMC373684	SAR# 37 to SAR# 72	36

4.2.3.4	University of Nevada Lease

Pursuant to the University of Nevada Lease, MMC has leasehold rights to property in Section 19, T.33N., R.43E., Humboldt County, Nevada, identified as Humboldt County Assessor’s parcel number 007 461 19. The initial term of the University of Nevada Lease was ten years, and the lessee may renew the lease for successive ten year periods upon providing lessor with prior written notice. On June 4, 2008, MMC provided notice to the lessor to extend the lease through August 1, 2018.

4.2.3.5	SFP Lease

Pursuant to the SFP Lease, MMC has leasehold rights to property in Sections 5, 9, 17, and 31, T.33N., R.43E., Humboldt County, Nevada. The initial term of the SFP Lease was for twenty years, or for so long thereafter as mining is conducted on a continuous basis.

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4.2.3.6	Southern Pacific Land Company Lease

Pursuant to the Southern Pacific Land Company Lease, MMC has leasehold rights to property in Sections 13 and 25, T.34N., R.42E.; Sections 19, 29, 31, and 33, T.34N., R.43E.; and Section 7, T.33N., R.43E., Humboldt County, Nevada. The initial term of the Southern Pacific Land Company Lease was for 25 years and for so long thereafter as the lessee continues to exercise its rights on any portion of the property.

4.2.3.7	Southern Pacific Land Company Sublease

Pursuant to the Southern Pacific Land Company Sublease, MMC has leasehold rights to certain property in Sections 19, 29, 31, and 33, T.34N., R.43E.; Section 7, T.33N., R.43E.; and Sections 1, 13, and 25, T.33N., R.42E., Humboldt County, Nevada. The initial term of the Southern Pacific Land Company Sublease was for 25 years and for so long thereafter as the lessee exercises any rights granted by such sublease.

4.3	ROYALTIES AND ENCUMBRANCES

Each of the Leases requires MMC to make certain NSR royalty payments to the lessors and comply with certain other obligations, including completing certain work commitments or paying taxes levied on the underlying properties. Such NSR royalty payments are determined based on the specific areas of the Property that gold is extracted from and are payable when the related gold ounces extracted from such areas are produced and sold. The NSR royalty payments vary between 3.0% and 10.0% percent of the value of gold production net of offsite refining costs, which equates to an annual average ranging from 9.1% to 10.0%.

4.4	ENVIRONMENTAL LIABILITIES

At present, there are no known environmental liabilities to which the Property is subject. Further discussion on environmental matters with respect to the Property is provided in Section 20 of this Technical Report.

4.5	OPERATING PERMITS

Marigold holds active, valid permits for all current facets of the mining operation as required by county, state, and federal regulations. MMC performs duties on leased lands pursuant to all federal and state requirements, and all of the Leases are maintained in good standing. MMC engages in concurrent reclamation practices and is bonded for all permitted features, as part of the Nevada permitting process.

Further discussion on permitting requirements with respect to the Property is provided in Section 20 of this Technical Report.

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4.6	OTHER SIGNIFICANT FACTORS AND RISKS

There are no other known significant risks that may affect access, title or the right or ability to perform mining-related work on the Property.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESS

Access to the Property is via a three mile long public road consisting of hard packed clay and gravel, emanating from the Valmy exit (Exit 216) off Interstate Highway 80.

5.2	CLIMATE AND PHYSIOGRAPHY

Elevations at Marigold range from approximately 4,500 feet to approximately 6,200 feet amsl. The climate is typical of that seen throughout the Great Basin region of the western U.S., with temperatures ranging from highs of 104°F in summer to lows of 20°F in winter. Annual precipitation is relatively low, ranging from six to eight inches per year, with approximately 50% of precipitation occurring as snowfall during the months of December through March. The climate presents no restriction on the operating season and Marigold operates year round. Terrain varies from relatively flat alluvial plain through sloped foothills at the base of the Battle Mountain Range. Vegetation is comprised mainly of sagebrush, rabbit brush and a variety of grasses and forbs. Fauna are not abundant on the Property primarily due to the lack of surface water and limited forage. No threatened or endangered plant or animal species have been noted in the Property’s operating area.

5.3	INFRASTRUCTURE

Marigold has been in continuous operation since 1989 and has significant infrastructure existing onsite for delivering power and water to the various mine shops, leach pad, and process and ancillary facilities. The Property is located in a favorable area for natural resource development with significant existing resources to support the mining industry. The nearby towns of Winnemucca and Battle Mountain host the majority of the local workforce. Contractor support, transportation, and general suppliers are all readily available in these communities as well as in Elko, which is located approximately 88 miles (142 km) east of Marigold and serves as a major hub for mining operations in northern Nevada. Employees are transported to the Property primarily by contract buses and light duty vehicles owned by MMC.

Water for Marigold is supplied from three existing groundwater wells located on the Property, and MMC owns groundwater rights collectively allowing up to 828 million gallons of water consumption annually, the majority of which is used as makeup water for process operations. Approximately 1,400 gpm of fresh water is required during peak periods in the summer months. The water is primarily consumed by retention in the heap leach pads, evaporation, processing operations and dust suppression.

Electrical power is supplied to the Property from NV Energy via an existing 120 kV transmission line and routed through a 25kV grid. Marigold’s onsite substation utilizes two transformers: one that directs dedicated power at 25kV to the electric shovel substation, and a second transformer that routes power at 5kV to the remainder of the Property.

The tailings storage facility (“TSF”) has been decommissioned and reclaimed. The only remaining activity concerning the TSF is ongoing well monitoring.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Details regarding completed, in progress and future waste dumps at Marigold can be found in Section 16 of this Technical Report. Leach pads are discussed in detail in Sections 16 and 17 of this Technical Report. Further discussion on the Property’s infrastructure is provided in Section 18 of this Technical Report.

5.4	PERMITS, MINERAL AND SURFACE RIGHTS

Mining activities at Marigold are authorized and conducted under both federal and state regulatory requirements, notably the General Mining Law of 1872, the National Environmental Policy Act of 1970, and the Federal Land Policy and Management Act of 1976, all administered by the BLM, along with applicable statutes and regulations within the Nevada Revised Statutes and Nevada Administrative Code, administered by the Nevada Department of Environmental Protection.

Further discussion regarding Marigold’s mineral and surface rights, including leasehold rights under the Leases, is provided in Section 4 of this Technical Report. Further discussion regarding permitting requirements with respect to the Property is provided in Section 20 of this Technical Report.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

6	HISTORY

6.1	PAST EXPLORATION WORK

The first recorded gold production from the Property near Valmy, Nevada occurred in 1938, when the (Unionville) Marigold Mining Company, owned by Frank Horton, developed and operated an underground mine which came to be known as Marigold. Figure 6-1 provides a picture of Marigold prior to World War II.

The Horton family processed approximately 10,000 tons of ore averaging about 0.20 oz/t gold before World War II halted production. In 1943, Mr. Horton’s estate sold its interest in the Property and claims. Several unsuccessful attempts to open and operate the mine were made before exploration activities began in 1968.

Figure 6-1: View to the east southeast over the cyanide leach tanks from the Marigold mine run by Frank Horton prior to World War II

Source: Silver Standard, 2014

The position of the old Marigold mine and other deposits discussed in this Section 6 are shown on Figure 6-2.

From 1968 to 1985, several companies conducted exploration programs in the Marigold area, completing a total of 126 exploratory drillholes. Records document the activities of Homestake (1968), St. Joe (1979), Decker Exploration (1979), Placer Amex (1979-1980), True North, MDC (1981-1983), Welcome North (1984), and Nevada North Resources (U.S.A.) Inc. (1985-1986). Other groups who conducted work in the area included Newmont Mining Corp., Kerr-McGee, Santa Fe Pacific Mineral Corporation, Cordex/Rayrock Mines, and Vek/Andrus Associates, a general partnership between Vic Kral, Ralph Roberts, Bob Reeve, and Bill Andrus (composed of Vek Associates and Andrus Resources Corporation). Further discussion on historical drilling programs with respect to the Property is provided in Section 10 of this Technical Report.

From 1983 to 1984, MDC excavated a small open pit over the historic Marigold underground workings, producing 3,100 tons containing 271 ozs Au (McGibbon, 2004).

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

In 1985, Vek/Andrus Associates drilled three holes under the supervision of Ralph Roberts in the Section 8 area of the Property, just northeast from the old underground mine. Ralph Roberts invited Andy Wallace of Cordex to view the drilling results, and Andy Wallace was encouraged by the deep level of oxidation, presence of favorable rock units, anomalous indicator elements and anomalous gold values. Cordex, which was an exploration syndicate composed of Dome Exploration (US) Ltd., Lacana and Rayrock Mines, as the operating partner leased the Vek/Andrus Associates claim block in September 1985 and began a drilling program in November 1985. Drillholes NM-3 and NM-4 intersected 70 feet of 0.070 oz/t Au and 85 feet of 0.220 oz/t Au respectively. These were the discovery holes for the “8 South” ore body (Roberts, 2002).

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 6-2: Location of Marigold areas discussed

Source: Silver Standard, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

The Property is within the “checkerboard” railways lands, where the U.S. Government originally awarded the surface, water and mineral rights for alternate sections (one square mile of land) to the Santa Fe Pacific Railroad as incentive for the development of the transcontinental railway project in the 1860s. Santa Fe Pacific Railroad eventually became the parent company of the SFP Minerals Corporation. Following further drilling in the “8 South” deposit in the spring of 1986, a joint venture was formed between SFP Minerals Corporation and the Cordex group, which consolidated some of the land holdings over the Marigold area. Later in 1986, the Cordex group leased certain other claims, including the historic Marigold Mine, Top Zone, East Hill, and the Red Rock area from various claim holders.

In March 1988, a production decision was made on the “8 South” deposit by Rayrock Mines, then the operating company of Cordex. By September 1988, Rayrock Mines began stripping on the “8 South” pit (McGibbon, 2004). In August 1989, the first gold doré bar was poured at the Marigold mill. In March 1992, Rayrock Mines purchased a two-thirds ownership interest in the Property, and Homestake, which had taken Lacana’s interest through previous corporate mergers, held the remaining one-third ownership interest in the Property.

In 1994, mining of the “8 South” deposit was completed and the Marigold mill was no longer used for processing ore, with Marigold becoming a ROM heap leach operation. In March 1999, Glamis Gold purchased all of the assets of Rayrock Mines, resulting in Glamis Gold holding a two-thirds ownership interest in Marigold, with Homestake continuing to hold a one-third ownership interest. In the same year, the Basalt, Antler and Target II deposits were discovered at the southern end of the Property in the “checkerboard” square known as Section 31.

By January 2001, a total of one million ounces of gold had been recovered from the Property. In July 2001, Glamis Gold released a revised NI 43-101 Technical Report (Glamis Gold Ltd., 2001) to present the Mineral Resources and Mineral Reserves for Section 31 of the Property.

In 2006, Glamis Gold merged with Goldcorp, resulting in a subsidiary of Goldcorp holding a two-thirds ownership interest in Marigold, as operator, and Homestake, which had been acquired by Barrick in 2001, continuing to hold the remaining one-third ownership interest.

In 2007, discovery holes were drilled in the Red Dot deposit.

By mid-2009, two million ounces of gold had been recovered from Marigold.

A total of 6,860 drillholes for 4,453,452 feet of drilling were completed on the Property as at December 31, 2013.

On April 4, 2014, Silver Standard completed the acquisition of Marigold from subsidiaries of Goldcorp and Barrick.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

6.2	HISTORICAL EXPLORATION SUMMARY

A summary of the exploration work carried out prior to the acquisition of the Property by Silver Standard is presented in Table 6-1.

Table 6-1: Summary of exploration work carried out as at March 31, 2014

Year	Company	Exploration Type	Particulars
1968-1985	Various exploration and mining groups	Drilling	23,088 feet in 126 drillholes.
1985-1999	Cordex and Rayrock Mines	Drilling	1,100,724 feet in 2,358 drillholes.
		Geophysics	1989 – CSAMT survey by Quantec Geoscience – 36.8 line-miles Zonge CSAMT System / 33 EW & NW-SE Lines, Spaced 985 feet & 1,640 feet. Refer to Figure 6-3 for location of lines.

1997/1999 – CSAMT survey conducted by Zonge Geoscience using Zonge CSAMT System covering 33 EW & NW-SE Lines, Spaced 985 feet & 1,640 feet. A total of 32.2 line miles covered. Refer to Figure 6-3 for location of lines.

1998 – Gravity survey conducted by Zonge Geoscience using Scintrex Gravity Meter, Trimble GPS System survey conducted on 492 feet Square Grid and data collected from a total of 1,252 stations. Refer to Figure 6-4 for location of survey stations.

1999 – Induced Polarisation conducted by Zonge Geoscience using Zonge IP System / Dipole Dipole Array, A = 600’, One Line N20W a total of 1.86 line miles covered. Refer to Figure 6-5 for location of survey lines.

1999-2006	Glamis Gold Ltd.	Drilling	1,596,617 feet in 2,506 drillholes.
Geophysics

2004 – Airborne Magnetic conducted by Pearson, deRitter & Johnson using Ultra Light System / 246 feet EW Flight Lines, 985 feet NS Tie Lines with a total of 201 line miles covered. Refer to Figure 6-6 for area covered by the survey.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Year	Company	Exploration Type	Particulars
2006-2013	Goldcorp Inc.	Drilling	1,733,024 feet in 1,870 drillholes.
Geophysics

2009 – Magneto-telluric/Induced Polarisation survey conducted by Quantec Geoscience, using Quantec Titan System. 11 Lines in various orientations a total of 28.8 line miles covered. Refer to Figure 6-7 for location of lines.

2010 – Induced Polarisation carried out by Zonge Geoscience using Zonge IP system, Dipole Dipole Array, A= 492 feet & 656 feet, 27 Lines East-West, Spaced 985 feet – 4,921 feet and a total 73 line miles covered. Refer to Figure 6-5 for location of survey lines.

2009-2010 – Review of all Geophysical survey data and compilation of Marigold Geophysical data by James L. Wright of JL Wright Geophysics, Spring Creek, Nevada.
MMI Survey

2007-2009 – Initial survey in 2007 covered Red Dot area and in 2008-2009 most of undisturbed land within Marigold property was covered. Total samples taken were 11,493. Samples collected every 50 feet along 117 EW lines separated by 100 feet. In 2007 samples were analyzed for Ag, As, Au, Ba, Cd, Co, Cu, Pb, Pd, Sm, Y, Zn, and Zr. In 2008 Pd was dropped. In 2009 Co, Sm, Y, and Zr where dropped and replaced with Mg, Sr, and Sb. Refer to Figure 6-8 for an illustration of the lines along which samples were collected.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 6-3: CSMAT survey 1989 and 1997/1999 by Quantec Geoscience and

Zonge Geoscience for Glamis Gold Ltd.

Source: Silver Standard, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 6-4: 1998 Gravity survey by Zonge Geoscience for Glamis Gold Ltd.

Source: Silver Standard, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 6-5: Induced polarisation survey by Zonge Geoscience for

Glamis Gold Ltd. in 1999 and Goldcorp Inc. in 2010

Source: Silver Standard, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 6-6: Airborne magnetic survey by Pearson, deRitter & Johnson for Glamis Gold Ltd. in 2004

Source: Silver Standard, 2014

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Figure 6-7: Titan survey by Quantec Geoscience for Goldcorp Inc. in 2009

Source: Silver Standard, 2014

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Figure 6-8: Plan showing the survey lines 2007-2009 for Goldcorp Inc.

Source: Silver Standard, 2014

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6.3	HISTORICAL RESOURCE AND RESERVE ESTIMATES

The historical Mineral Resources and Mineral Reserves for Marigold as reported by Goldcorp as at December 31, 2012 are provided in Table 6-2 and Table 6-3 (Goldcorp Annual Report, 2012). As discussed in Goldcorp’s public filings, these Mineral Resources and Mineral Reserves estimates were prepared by Goldcorp in accordance with NI 43-101 under the supervision of a Qualified Person within Goldcorp at the time of release to the public on the effective date. For Silver Standard’s purposes, these estimates for Marigold are considered to be historical estimates under NI 43-101 as they were prepared by Goldcorp prior to Silver Standard’s acquisition of Marigold.

Table 6-2: Historical Mineral Reserves (as at December 31, 2012)

Proven			Probable			Proven & Probable
MTonnes	Au g/t	Contained Oz	MTonnes	Au g/t	Contained Oz	MTonnes	Au g/t	Contained Oz
35.04	0.68	0.76	259.46	0.50	4.15	294.5	0.52	4.92

Notes:

1.	Mineral Reserves estimate as reported by Goldcorp in its Annual Information Form dated March 1, 2013 (the “AIF”) for the financial year ended December 31, 2012, available at www.sedar.com under Goldcorp’s profile and at www.goldcorp.com. Mineral Reserves estimate disclosed by Goldcorp has been grossed up to illustrate 100% ownership of Marigold and is subject to rounding. Silver Standard is not treating this historical estimate as current and the historical estimate should not be relied upon.
2.	Mineral Reserves were estimated using appropriate recovery rates and a commodity price of $1,350 per ounce of gold.

Table 6-3: Historical Mineral Resources (as at December 31, 2012)

(exclusive of Mineral Reserves)

Measured			Indicated			Measured & Indicated			Inferred
MTonnes	Au g/t	Contained Au Oz	MTonnes	Au g/t	Contained Au Oz	MTonnes	Au g/t	Contained Au Oz	MTonnes	Au g/t	Contained Au Oz
1.57	0.48	0.03	43.99	0.42	0.6	45.56	0.42	0.63	81.21	0.43	1.11

Notes:

1.	Mineral Resources estimate as reported by Goldcorp in its AIF for the financial year ended December 31, 2012, available at www.sedar.com under Goldcorp’s profile and at www.goldcorp.com. Mineral Resources estimate disclosed by Goldcorp has been grossed up to illustrate 100% ownership of Marigold and is subject to rounding. Silver Standard is not treating this historical estimate as current and the historical estimate should not be relied upon.
2.	The Mineral Resources estimated above are reported exclusive of Mineral Reserves. Mineral Resources were estimated using a commodity price of $1,500 per ounce of gold.

6.4	HISTORICAL PRODUCTION

Historically, gold recovery at Marigold has been by a milling with a carbon in leach (“CIL”) process and then a ROM heap leach process where the ore is dumped on a lined leach pad and irrigated with a dilute cyanide solution. The tons, grade, contained and recovered ounces from the start of commercial production in August 1989 up to March 31, 2014 is provided in Table 6-4. An overall average recovery for the milling circuit was 92% and is calculated to be at 73% with the ROM heap leach process. As of the date of acquisition of Marigold by Silver Standard, there was gold inventory remaining on the heap leach pads.

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Table 6-4: Marigold historical production: tons, grade,

contained and recovered ounces as of March 31, 2014

Process Type	Tons	Au oz/t	Contained Ounces	Recovered Ounces
Leach Pad	161,077,336	0.0195	3,139,445	2,265,003
Milled	5,028,693	0.0960	482,777	446,086

Total	166,106,029	0.0218	3,622,222	2,711,089

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGICAL SETTING

7.1.1	Basin and Range Province

The Property is located within the Basin and Range physiographic province of northern Nevada, U.S. as shown in Figure 7-1.

Figure 7-1: Location of the Marigold mine within the Basin and Range physiographic province of Northern Nevada between the Sierra Nevada and Rocky Mountains

Source: Modified after Hamilton, 1987

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From east to west, the regional geology of the Basin and Range province is recognized as belonging to four distinct terranes. In western Nevada, accreted island arc and ocean floor rocks predominate; in east-central Nevada, accreted terranes were thrust eastward over cratonic basement; and in eastern Nevada, shelf sediments and a metamorphic belt are mapped (see Figure 7-1).

Together the four terranes represent a complex history of extensional and compressional tectonics with the growth of the western part of the North American continent from the late Proterozoic through to the present day. A summary of the chronology of geological events in northern Nevada is presented in Figure 7-2 and described below.

Figure 7-2: Geologic time scale showing major geologic events in Northern Nevada

Source: USGS Wallace et al., 2004

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From the late Proterozoic to early Cambrian (Cook, 1977, John, 2003, Wallace et al., 2004), rifting at the western margin of North America, with the breakup of the Rodinia paleo supercontinent, caused thinning of the crust which subsided to form an area of passive margin sedimentation or miogeocline, in the proto Pacific Ocean.

Subsidence and miogeoclinal sedimentation continued from the Cambrian through to the late Devonian (Cook, 1977), with deposition of mud and carbonate ooze on the continental shelf and sand, siliceous mud and products of mafic volcanism deeper in the basin on the continental slope.

During the late Devonian, the previously passive western margin of North America collided with the Antler volcanic arc located to the west (see Figure 7-3), and a subduction zone with associated magmatism developed. As the Antler arc moved eastward, forearc sediments and volcanics along with passive margin deposits of the miogeocline converged, were folded and in the early Mississippian ramped eastward onto deposits of the continental shelf along the Roberts Mountains thrust. This collision of the Antler volcanic arc with the passive western margin of North America in the late Devonian to Mississippian and the consequent uplift of sediments into highlands throughout west-central Nevada is known as the Antler orogeny.

Cessation of compressional tectonics associated with the Antler orogeny resulted in the general subsidence of the highlands developed in west-central Nevada and by the middle Pennsylvanian the uplifted miogeoclinal and forearc sediments were partly buried under an overlap sequence (Wallace et al., 2004). At this time, subduction began afresh off the western margin of North America with the growth of the McCloud volcanic arc and a back arc basin formed over the rocks uplifted during the Antler orogeny.

Further orogenesis occurred from the late Permian to early Triassic (Doebrich and Theodore, 1996) as the McCloud volcanic arc moved eastward pushing deep water sediments deposited in the back arc basin up onto semi-contemporaneous shelf deposits along the Golconda thrust. Compression resulted in tight folding and imbricate thrusting within the Golconda allocthon during the tectonic event known as the Sonoma orogeny. By the late Triassic, the McCloud arc was accreted to the western margin of North America, forming a west facing Cordilleran arc and a back arc basin developed over older rocks obducted during the Antler and Sonoma orogenies.

A change in the alignment of plate boundaries in the Jurassic caused the oblique convergence of the Pacific plate with the western margin of North America, which resulted in complex compressional and tensional forces. In the late Jurassic, a rejuvenated McCloud volcanic arc moved east causing plateau uplift and thrusting in Nevada; this tectonic event is known as the Nevadan orogeny. At this time, widespread magmatism also occurred in western and north central Nevada with the intrusion of intermediate to felsic plutons.

By early Cretaceous, the North American and Pacific plate boundaries were parallel and the Cordilleran volcanic arc was rebuilt by rapid subduction (three to twelve inches per year, Cook, 1977). This volcanic arc extended along the length of the western margin of North America, felsic volcanism intensified and batholiths were intruded within and to the east of the arc. The Cordilleran arc migrated eastward under compressional tectonism, resulting in the Siever orogeny, which caused localized folding and thrusting in central Nevada and an extensive fold and thrust belt further east in Utah-Wyoming.

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Extensional tectonics, as evidenced by block faulting and titling, have dominated Nevada from at least the late Eocene to the present (John et al., 2003). Three different orientations of crustal extension and therefore periods have been identified: John et al. (2003) suggest that extension was oriented northwest-southeast in the late Eocene to middle Miocene; west-southwest-east-northeast in the middle Miocene; and northwest-southeast in the late Miocene to present. These extension events resulted in the development of the basin and range physiography seen throughout central Nevada. The landform is characterized by fault bounded narrow ranges or ridges separated by flat bottomed valleys. Extension and resultant crustal thinning led to the intrusion of magma to high crustal levels.

Magmatism of andesitic to rhyolitic affinity dominated from the late Eocene to early Miocene with the production of voluminous ash flow sheets, plutons, hypabyssal intrusives and calderas. Volcanic arc related andesitic igneous activity continued in western Nevada from early to late Miocene. Further east in central and eastern Nevada, rift related bi-modal rhyolite and tholeiitic basalt igneous activity has occurred from the middle Miocene to present.

The major geological events in North Nevada throughout the Cenozoic are summarized in Figure 7-4.

Figure 7-3: Antler orogeny

A: Hypothetical diagram showing the relationship between the Devonian island arc system and the North American continent based on an east dipping subduction model

B: Model of the late Devonian and Mississippian Antler orogeny by back-arc compression

Source: USGS Cook and Corboy, 2004

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Figure 7-4: Cenozoic (Tertiary and Quaternary) igneous, tectonic, and mineralizing events in Northern Nevada

Source: Wallace et al., 2004

7.2	LOCAL GEOLOGY

The Property lies on the north western margin of the Battle Mountain – Eureka Trend of sediment-hosted intrusive related Au-Ag deposits (see Figure 7-5) and straddles the USGS geological mapping 7.5 minute quadrangles titled: (1) Preliminary Geological Map of the Valmy Quadrangle, Humboldt County, Nevada, Theodore 1991; and (2) Preliminary Geological Map of the North Peak Quadrangle, Humboldt and Lander Counties, Nevada, Theodore 1991. The location of these quadrangles is shown in Figure 7-6.

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Rocks mapped within the quadrangles have a complex geologic history which is well documented by various geologists (Roberts, 1964, Doebrich and Theodore, 1996). A general geological map of northwest Nevada is presented in Figure 7-7.

7.2.1	Stratigraphy

The North Peak and Valmy 7.5 minute quadrangles are underlain by Paleozoic sedimentary and volcanic rocks, which are cut by Triassic to Eocene felsic intrusives. Post mineralization (Eocene) tuffaceous volcanic and other detrital material covers the slopes of hills and in-fills the valley floors.

The oldest rocks in the map area belong to the Roberts Mountain Allocthon sequence of Ordovician to middle Devonian continental slope deposits that were obducted above the Roberts Mountain Thrust during the late Devonian to Mississippian Antler orogeny. This orogenic event resulted in intense deformation with folding and inter-bed thrusting in the sedimentary rocks that make up the Roberts Mountain Allocthon. From bottom to top, the formations are: (1) 5,000 feet of early to middle Cambrian Scott Canyon Formation, which is composed primarily of chert, argillite and volcaniclastics; (2) 8,000 feet of Ordovician Valmy Formation, which is composed of quartzite, chert, argillite, and altered pillow basalt and volcaniclastics; and (3) 3,000 feet of late Cambrian Harmony Formation with is predominantly composed of arkosic sandstone, shale and limestone.

Unconformably overlying the Valmy Formation are rocks of the Antler overlap sequence. The late Pennsylvanian to Permian rocks in this sequence were deposited in basins and troughs surrounding highlands developed during the late Devonian Antler orogeny. From bottom to top, the Antler sequence is composed of: (1) 700 feet of Battle Formation of predominantly coarse conglomerate with clasts derived from the underlying Roberts Mountain Allocthon; (2) 625 to 1,750 feet of the sparsely fossiliferous to micritic Antler Peak Limestone; and (3) 100 to 200 feet of the Edna Mountain Formation, which consists of a lower horizon of sedimentary breccia overlain by sandstone and grit and a upper member of mostly brown weathering phosphatic siltstone.

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

MARIGOLD
Battle Mountain - Eureka Gold Trend
Marigold Mine Location
on Battle Mtn - Eureka Trend
N - Central Nevada
Project Stage
Grass Roots
Drill Discovery
Resource
PEA
PreFeas
Feas
Construction
Production
Nevada Gold-Silver Occurrences
Commodity
Gold
Gold Plus Others
Silver
Silver Plus Others
Cities_p
Roads_a
NV_MineralOccurrence_Au_LaravieDB
Miles
0
25
50
100
Kilometers
0
25
50
100
150
Sleeper
Tuscarora
Jerrit Canyon
Midas
Pinson Mine
Winnemucca
Golconda
Deeth
Wells
Elko
Lamoille
Carlin
Lone Tree
Battle Mountain
Beowawe
Palisade
South Carlin Saddle
Fire Creek
Battle Mtn
S Pipe Creek
Railroad - Pinon
Cove
Robinson
Currie
Pipeline Cortez
Bald Mountain
Cherry Creek
Tonkin Springs
Gold Bar
Ruby Hill
Eureka
Lookout Mtn
McGill
Pan / Gold Rock
Mt. Hamilton
Ruth
Ely
Gold Rock
Green Springs
Lund
Currant
Bolo
Sunnyside

Figure 7-5: Position of the Marigold mine on the Battle Mountain – Eureka Gold trend,

Nevada, USA (modified after J. Laravie)

Source: Silver Standard, September 30, 2014

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MARIGOLD MINE NI 43-101 TECHNICAL REPORT

Figure 7-6: Location of the Valmy and North Peak 7.5 minute quadrangles,

colored, with the position of the Marigold mine as a red star

Source: Silver Standard, September 30, 2014

Structurally overlying the Antler sequence are the Mississippian to Permian Havallah rocks of the Golconda allochthon. The Havallah sequence is separated from the Antler sequence by the Golconda thrust. The deep water sediments and volcaniclastics of the Havallah sequence were pushed eastward onto the semi-contemporaneous Antler sequence rocks during the late Permian to Triassic Sonoma orogeny. From bottom to top, the Havallah sequence consists of: (1) 5,000 feet of shale, chert and volcaniclastic of the Pumpernickle Formation; and (2) 5,000 feet of argillite, chert, sandstone, conglomerate and limestone of the Havallah Formation. The Pumpernickle Formation is separated from the Havallah Formation by the Willow Creek thrust.

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42°
120°
119°
118°
117°
116°
41°
40°
N
MARIGOLD
30 miles
Explanation
Alluvial
Volcanics < 6Ma
Upper Volcanics 6 – 17 Ma
Volcaniclastics 6 – 17 Ma
Lower Volcanics 17 – 43 Ma
Intrusive Mesozoic to Tertiary
Igneous and Metamorphic Jurassic/Cretaceous
Sedimentary, volcanic, intrusive Mesozoic
Sedimentary and volcanic Upper Paleozoic
Sedimentary - Carbonate Upper Paleozoic
Sedimentary and Volcanic - Lower Paleozoic
Sedimentary - Carbonate Lower Paleozoic
Lake
County Boundary
Quaternary Faults

Figure 7-7: Generalized geological map of northwest Nevada, Marigold mine (red star).

Modified from Nevada Bureau of Mines – Education Series E-30

Source: Silver Standard, September 30, 2014

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7.2.2	Igneous Rocks

The most voluminous igneous activity occurred during the Cenozoic with the onset of extensional tectonism throughout the Basin and Range province. Extensive magmatism occurred from the late Eocene to Miocene (Henry and Ressel, 2000; Ressel et al., 2000a, and b), and at this time generally porphyritic quartz monzonitic and granodioritic stocks, dykes and sills intruded all sequences in north-south striking zones. Doebrich and Theodore (1996) state that early Oligocene to Pliocene bi-modal volcanic and volcaniclastic rocks were erupted in five separate events and thick (thousands of feet) layers and flows of felsic volcanics, including tuffs and welded tuffs, were deposited on the land surface over time. Roberts (1964) suggests that thick layers of felsic volcanic, including tuff and welded tuff, once covered most of the mapped area, but have mostly been eroded since deposition.

Late Tertiary to Quaternary basalt flows, with a maximum thickness of about 150 feet, crop out at the top of the sequence. These basalts typically cap ridges and occur infilling paleo valleys.

7.2.3	Regional Structure

A combination of geophysical evidence indicates that structural zones within the Battle Mountain-Eureka trend are related to the complex tectonic history of the western margin of North America, from the pre-Cambrian to Quaternary. These may be associated with deep crustal faults that originated as rift or transform faults during Precambrian breakup of Rodinia, or as faults accommodating movement or accretion during later Paleozoic tectonic events (Grauch et al. 2003). Within the Battle Mountain-Eureka trend, deep crustal and re-activated normal faults striking north-west, north-south and north-east have influenced sedimentation, deformation, magmatism, extension, and mineralization (Grauch et al. 2003).

Imbricate thrust faults and associated fold structures formed as a result of middle Paleozoic to Eocene compressional tectonism occur on all scales throughout north-central Nevada.

Crustal extension began in the late Eocene and continued sporadically to the present, and low angle normal faults, detachment faults and high angle normal faults with three predominant strike orientations were formed and fault bounded blocks subsequently rotated. Blocks bounded by high angle normal faults are a feature of the Basin and Range province since the Miocene. Prior to this, low angle normal faults and detachment faulting predominated (Parsons, 1995).

7.3	PROPERTY GEOLOGY

7.3.1	Property Stratigraphy

The Property stratigraphy is summarized in Table 7-1.

7.3.1.1	Sedimentary Rocks

Intercalated detrital and volcanic material of Tertiary and Quaternary age covers two-thirds of the Property surface.

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Three packages of sedimentary Paleozoic rocks are present at Marigold. In ascending order, these are: the Valmy Formation of the Roberts Mountain allocthon; the Antler overlap sequence; and the Havallah sequence of the Golconda allocthon.

•	Valmy Formation. The oldest known rocks in the Marigold area belong to the Ordovician Valmy Formation, of the Roberts Mountain allocthon. These rocks consist of relatively deep water deposits of which three horizons are recognized: (1) a lower succession inter-bedded quartzite and argillite; (2) an intermediate package composed of meta-basalt, chert, and argillite; and (3) an upper package of quartzite and argillite very similar to the lower unit. Rocks of the Ordovician Scott Canyon and Harmony Formations as described in Section 7.2.1 above, have not been identified at Marigold.

Uplift of the Valmy Formation rocks and creation of a paleo-highland occurred as a result of regional uplift and erosion during the upper late Devonian to Mississippian Antler orogeny. The top of the Valmy Formation marks a major regional depositional angular unconformity with the overlying Antler sequence. The contact may be clearly seen with the abrupt transition from the underlying highly deformed fine to medium grained meta-sedimentary rocks to the un-deformed coarse clastic material of the Battle Formation.

•	Antler overlap sequence. The Antler sequence is composed of Pennsylvanian to Permian-aged rocks assigned to three formations: (1) the basal Battle Formation; (2) the Antler Peak Limestone; and (3) the Edna Mountain Formation. These formations consist of a sequence of continental shelf sedimentary rocks including conglomerate, sandstone, limestone, chert and barite. The Antler sequence rocks are relatively un-deformed except for Basin and Range fault offsets or tilting due to rotation along normal faults. The contact with the overlying Havallah sequence is unconformable and the Golconda thrust forms the boundary between the two sequences.

•	Havallah sequence. The uppermost package of Paleozoic rocks exposed at Marigold is the Mississippian-Permian Havallah sequence. The Havallah is an assemblage dominated by siltstone, meta-volcanic, chert, sandstone and carbonates. These deep water marine sediments were deposited in a fault bounded deep water trough (Ketner, 2008). Later they were obducted, as the sequence was pushed eastward along the Golconda thrust, onto partially contemporaneous Antler sequence. Havallah sequence rocks are highly deformed and sliced into numerous blocks of contrasting rock types and structural styles by both low and high angle faults (Ketner, 2008).

At Marigold, late Cretaceous narrow, porphyritic granodiorite to dacite dykes and sills are exposed in outcrop or by mining. These dykes generally intrude the stratigraphic package at high angles and trend northwest.

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Table 7-1: Summary of stratigraphy at the Marigold mine

Age	Sequence	Formation/Member	Inferred Deposition	Thickness Feet	Description

Quaternary	Alluvial	n/a	Surficial		Unconsolidated Deposits

Pliocene	Volcanic	n/a	Surficial		Basalt

Miocene	Volcanic	n/a	Surficial		Rhyolite tuff and welded tuff

Oligocene	Alluvial Volcanic	n/a	Surficial		Gravel and basalt

Eocene to Oligocene	Volcanic	n/a	Intrusive /surficial		Rhyolite, andesite

Late Cretaceous	Intrusives Volcanic	n/a	Intrusive /surficial		Granodiorite to dacite and extrusive equivalents

Pennsylvanian to Permian	Antler Sequence Autocthonous	Edna Mountain Formation	Overlap to Antler highland marginal basins troughs	100- 200	Sedimentary breccia, grit and phosphatic siltsone
		Disconformity		Disconformity
		Antler Peak Limestone		625 -1,750	Sparsely fossiliferous micritic limestone
		Disconformity		Disconformity
		Battle Formation		700	Conglomerate with sandy inter-beds

Angular Unconformity on Valmy Formation

Late Permian to Triassic	Golconda Thrust over Antler Sequence

Mississippian to Permian	Golconda Allocthon	Havallah Formation	Deep water basinal	5,000	Chert, siltstone and dirty carbonates meta- volcanic

Late Devonian to Mississippian	Roberts Mountain Thrust

Ordovician to mid Devonian	Roberts Mountain Allocthon	Upper Member	Continental slope	3,000	Quartzite +/- argillite
		Middle member	Basin	3,500	Meta-basalt, chert, argillite
		Lower member	Continental slope	1,500	Quartzite +/- argillite

Source: Silver Standard, 2014

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7.3.2	Property Structure

The main structural corridor and controlling feature for the Marigold deposits is a one mile wide, five mile long uplifted block of predominantly Valmy Formation rocks that is cut and bordered by north-south trending steep normal faults. This Trout Creek Fault Zone, shown in Figure 7-8, is crisscrossed by high angle north-east and north-west trending faults, the intersection of which has localized the bulk of gold mineralization on the Property.

Valmy Formation rocks are highly deformed, with imbricate low angle thrust faults, bedding slip and associated overturned tight folds. Argillite beds within the sequences deformed plastically while the intercalated quartz rich horizons shattered, creating open fracture spaces. Overlying the Valmy Formation, the Antler sequence rocks are relatively un-deformed except for block faulting and rotation associated with Cenozoic extension tectonism which affected all Paleozoic rocks. During the late Permian to Triassic, the Havallah sequence was thrust over the Antler sequence along the regional scale Golconda thrust. Havallah sequence rocks are tightly folded and sliced into discrete packages by imbricate low angle thrust faults.

Figure 7-8: Orientation of faults at Marigold projected onto the wireframe of the upper contact of the Valmy Formation

Source: Silver Standard, September 30, 2014

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Post mineralization north-east trending, north-west dipping steep normal oblique faults, related to the final phase of Basin and Range related extension, offset the rock units at Marigold. The offset with the north block movement down and to the east created small half grabens that filled with alluvium and volcanic material, as shown on the cross section in Figure 7-9 and Figure 7-12 for the plan view.

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M
N
100 feet
Alluvium
Havallah
Golconda Thrust
Edna Mountain
Antler Peak
Battle
Valmy
Granodiorite
0.003 – 0.031 Au oz/t
> 0.032 Au oz/t
Fault
Pit Outline

Figure 7-9: Cross section M – N showing north-east trending fault and half graben filled with Alluvium

Source: Silver Standard, September 30, 2014

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7.3.3	Mineralization

The series of north-south trending, high angle fault structures within the Trout Creek Fault Zone are interpreted to have been important fluid conduits for the supply of ascending mineralizing fluids into zones of favorable stratigraphy along the length of the mineralized areas within the Property. The intersection of north-south, north-west and north-east trending faults are also a key structural control for the gold deposits at Marigold.

Gold mineralization is clearly restricted to fault zones and favorable stratigraphic horizons with the host rocks. In un-oxidized rocks, gold occurs in quartz veinlets within arsenic enriched overgrowths on pyrite (see Figure 7-10), and are interpreted to be of the same age as regional Eocene magmatism (Fithian et al., 2014). Fithian et al. (2014) have identified a paragenetically earlier silver and base metal mineralizing event at Marigold; the exact timing of this event is unclear although it may be related to Late Cretaceous porphyry intrusions on the Property.

Figure 7-10: Gold occurs in arsenic rich overgrowths on pyrite grains in fresh rock

Source: Fithian et al. 2014

Uplift of the region from the late Eocene to present permitted meteoric water to penetrate along the same fractures and faults that facilitated mineralization. With time, the gold bearing sulfide minerals were destroyed by acid leaching, liberating minute particles and ions of gold which were deposited, along with secondary minerals such as limonite and manganese oxide, along fractures within the rocks (see Figure 7-11).

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Figure 7-11: Gold of high purity occurs with iron oxide in weathered rocks

Source: Fithian et al. 2014

7.3.4	Alteration

Alteration of rocks includes decalcification, and to a lesser extent, silicification along high-angle faults. Jasperoid (pervasive silicification), which formed along most faults and in some strata-bound zones, accounts for a small portion of the ore in every deposit. Argillic alteration of granodiorite to dacite intrusive bodies occurs in fault zones and areas of high hydrothermal fluid flow (Fithian, 2014).

7.4	DEPOSIT GEOLOGY

Gold mineralization at Marigold is and has been mined in several deposits located over a six by two mile area. Table 7-2 gives the key stratigraphic and structural elements controlling the mineralization at each deposit. Figure 7-12 is a plan of the area showing location of the deposits and Figures 7-13 to 7-20 are cross sections which display the main structural and stratigraphic elements controlling mineralization in each deposit.

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Figure 7-12: Geology map of the project area showing the location of pit limits and cross section lines. The geology map is modified after Theodore (1991)

Source: Silver Standard, September 30, 2014

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7.4.1	Antler and Basalt

The Antler and Basalt pits were exploited and are now backfilled. Several high angle structures contained gold mineralization and are interpreted to have been important fluid conduits for the deposits with the stratigraphy and low angle thrust faults controlling the outward expression and broadening of those mineralized zones. Carbonate horizons in the Antler sequence were favorable hosts for mineralization; however, the bulk of extracted mineralized material was sourced from the Valmy Formation. Figure 7-13 is a cross section through the Antler and Basalt pits showing drillholes with color coded grades, the historic pit outline and rock types by formation. Approximately 973,500 ounces of gold were mined from the Basalt and Antler deposits before mining ceased.

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Figure 7-13: Cross section O – P through the mined-out Antler and Basalt pits, showing the final pit outline

Source: Silver Standard, September 30, 2014

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Table 7-2: Key controls on gold mineralization within the Marigold deposits

Deposit Name	Main Control on Mineralization	Host Rock	Length	Width	Thick	Preferred Trend in Plan

Antler	Favorable host rock	Antler- quartzite and argillite	722m	177m	40m	NS

Basalt	Favorable host rock	Valmy- quartzite, argillite meta-basalt	1000m	325m	25m	NS

Target II	Favorable host rocks and structural intersections	Edna Mtn, Antler, Battle conglomerate Valmy- quartzite	700	100m	30m	NS

Mackay	Favorable host rocks and steep structures	Valmy quartzite	3600m	700 – 900m	Number of zones up to 30m	NS

8 South (included in Hercules)	Favorable host rocks and structures	Edna Mtn and Antler Peak Limestone	300m	100m	Up to 35m	NS

5 North Phase 1	Favorable host rocks	Edna Mtn	260m	90m	10m	NS

5 North Phase 2	Steep structure and favorable host rocks	Antler Peak Limestone	250m	50m	20m	NNW

7.4.2	Target II

The Target II deposit mineralization was hosted in rocks of the Edna Mountain Formation, Antler Peak Limestone, Battle conglomerate and Valmy quartzite, with mineralization found within porous and or permeable horizons within these beds, as well as highly fractured quartzite with structurally induced porosity (see Figure 7-14). A high angle steeply south dipping, northwest trending intrusive granodiorite to dacite dyke transected the southern part of this deposit, and this dyke contained sporadic gold mineralization. Work by Fithian (2014) indicates that the granodiorite to dacite dykes were intruded pre-mineralization. Figure 7-14 is a cross section through the Target pits showing drillholes with color coded grades, the historic pit outline and rock types by formation.

Mineralization which is adjacent and connects the Target II deposit to the Mackay pit is hosted by and adjacent to a northeast trending, steeply northwest dipping normal oblique fault. This fault appears to be a pre-existing structure that acted as a mineral fluid conduit during the late Eocene to middle Miocene northwest extension event and later re-activated during late Miocene northwest extension with north block down movement and caused offset of the general north south trend of the Marigold deposits.

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Figure 7-14: Cross section M – N through Target/Mackay pit

Source: Silver Standard, September 30, 2014

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7.4.3	Mackay Pit

The Mackay pit contains the majority of Marigold’s current Mineral Resources. Mineralization is predominantly hosted within fractured quartzite of the Valmy Formation with lesser amounts of gold in the Battle Formation, and Antler Peak rocks. Steep structures and favorable horizons within the host rocks constrain gold mineralization. Figure 7-15, Figure 7-16 and Figure 7-17 are cross sections through the Mackay pit showing drillholes with color coded grades, the current pit outline and rock types by formation.

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Figure 7-15: Cross section G – H through Mackay pit showing planned pit limit and drillhole traces color coded for gold grade

Source: Silver Standard, September 30, 2014

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Figure 7-16: Cross section I – J through Mackay pit showing final planned pit limit and drillhole traces color coded for gold grade

Source: Silver Standard, September 30, 2014

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Figure 7-17: Cross section K – L through Mackay pit showing final planned pit outline and drillhole traces color coded for gold grade

Source: Silver Standard, September 30, 2014

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7.4.4	Hercules

Gold mineralization in the Hercules Phase 1 pit is hosted primarily within the Edna Mountain Formation. Figure 7-18 is a cross section through the Hercules Phase 1 pit and shows drillholes with color coded grades, planned pit outline and rock types by formation and interpreted fault traces.

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E
F
100 feet
Alluvium
Havallah
Golconda Thrust
Edna Mountain
Antler Peak
Battle
Valmy
Granodiorite
0.003 – 0.031 Au oz/t
> 0.032 Au oz/t
Fault
Pit Outline

Figure 7-18: Cross section E – F through Hercules Phase 1 pit showing planned pit outline and drillhole traces color coded for gold grade

Source: Silver Standard, September 30, 2014

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7.4.5	5N and 5NE

The furthest northward identified mineralization at Marigold is within the mineral centers called the 5N and 5NE. Mineralization within these areas is pre-dominantly hosted by a debris flow bed of the Edna Mountain Formation, with a lesser quantity within the Battle Formation (see Figure 7-19 and Figure 7-20). Mineralization within these pits remains open to the north and the Valmy rocks which underlay the known mineralization within the Antler sequence rocks have only been tested with limited drilling.

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A
B
100 feet
Alluvium
Havallah
Golconda Thrust
Edna Mountain
Antler Peak
Battle
Valmy
Granodiorite
0.003 – 0.031 Au oz/t
> 0.032 Au oz/t
Fault
Pit Outline

Figure 7-19: Cross section A – B showing planned pit limit and drillhole traces color coded for gold grade

Source: Silver Standard, September 30, 2014

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C
D
100 feet
Alluvium
Havallah
Golconda Thrust
Edna Mountain
Antler Peak
Battle
Valmy
Granodiorite
0.003 – 0.031 Au oz/t
> 0.032 Au oz/t
Fault
Pit Outline

Figure 7-20: Cross section C – D showing planned pit limit and drillhole traces color coded for gold grade

Source: Silver Standard, September 30, 2014

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8	DEPOSIT TYPES

Marigold has been described as a “distal-type sediment-hosted gold-silver deposit” by Theodore, (1998), being related to Eocene magmatism active between 36 and 42Ma (Henry and Ressel, 2000; Ressel et al., 2000a, b). Such deposits are similar to “Carlin-Type deposits”, but have been described as a sub-class or derivation of Carlin-Type deposits in the past 15 years, although the differences are subtle and the details of classification controversial in geologic literature. A deposit model for Au-Ag deposits in Northern Nevada that included information derived from the Property was created by Theodore (1998) and is presented in Figure 8-1. In this model, the heat and potential metal source for Au-Ag bearing fluids is a porphyry intrusive. The metalliferous fluids sourced from or driven by the heat of the porphyry are deposited into favorable horizons and structural openings within sedimentary host-rocks, forming combined lode and manto-shaped orebodies.

The Marigold mineralization shares most of the descriptive characteristics listed below, with the result being that exploration is directed using well-established geological models and geochemical vectors. At Marigold, surface exploration techniques such as geophysical and geochemical surveys are selected based on those most suited to the particular deposit type. Geophysical surveys are designed to define the location of faults and fault corridors, and geochemical soil sampling programs are designed to target the trace elements associated with distal-type sediment-hosted gold-silver deposits. Once anomalies and indicators are discovered by surface programs, drilling is planned and executed to investigate them.

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Figure 8-1: Diagrammatic model of the geologic setting of distal-disseminated Au-Ag deposits and associated mineralization in the Humboldt River Basin. PZ refers to Paleozoic

Source: Theodore, 1998.

The Marigold orebodies have certain characteristics of distal-type sediment-hosted gold deposits that are distinct from epithermal deposits and from the Au-Ag-Cu-skarn deposits such as the Fortitude and Phoenix deposits some 13 miles to the south east of Marigold. Key characteristics of distal-type sediment-hosted gold deposits include:

•	Orebodies are replacement bodies without typical epithermal-style veins or epithermal open-space features;

•	Gold and ore-stage sulfides are typically disseminated in sedimentary host rocks;

•	There is no direct relationship between ores and an ore-stage major pluton, although there commonly are associated distal-type dikes and/or sills. Authors speculate that there is a major pluton at depth below such ore districts from which the dikes emanated;

•	A trace-element association of Au-As-Sb-Hg that has less Cu-Ag-Pb-Zn-Bi than skarn- type deposits;

•	Typical hydrothermal alteration assemblages of jasperoidal silicification, argillization, and decalcification of carbonate-bearing lithologies, and a general lack of porphyry-style alteration types such as potassic – phyllic – propylitic;

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•	There is a general lack of high-temperature contact-metamorphic calc-silicate mineralogy in these deposits, in contrast to skarns or skarn-related orebodies (although some fine- grained hornfels are present in some districts); and

•	Ore controls useful for exploration include a common association with fold hinges, ores being aligned along favorable faults or fault corridors that were active during mineralization, the association with dikes, and a common lithologic control which can result in manto-like shapes to orebodies in chemically-reactive host rocks. Orebodies in these deposits have been shown to be hosted by numerous lithologies, the common feature being some type of ore-stage permeability whether primary or secondary.

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9	EXPLORATION

For a discussion of exploration programs prior to Silver Standard’s acquisition of the Property in April 2014, please refer to Section 6 of this Technical Report.

After the purchase of Marigold was completed on April 4, 2014, Silver Standard initiated a review of the exploration activities conducted by previous owners. Based on this review, Silver Standard initiated a gravity survey at a grid spacing of 500 feet by 500 feet in areas not previously covered by a gravity survey. The main objective of this work was to delineate possible fluid conduits or feeder structures for the Marigold mineralization.

The planning and design of this gravity survey was contracted to James L. Wright of JL Wright Geophysics, Spring Creek, Nevada. The field data collection and execution of the survey was undertaken by Magee Geophysical Services LLC of Reno, Nevada. The gravity measurements were collected from 1,358 stations using two La Coste & Romberg Model-G gravity meters. A total of 40 planned stations were skipped due to active mining and/or unsafe ground conditions. Figure 9-1 shows the actual station locations from this survey.

Figure 9-1: Marigold mine gravity survey stations in red over as mined topography

Source: Magee, 2014

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Topographic measurements were collected simultaneously with the gravity readings at each station using the Real-Time Kinematic (RTK) GPS method. Where it was not possible to receive GPS-based information via a radio modem, the Fast-Static (post-processing) method was used.

As of the date of this Technical Report, the data collected during this gravity survey is undergoing processing and interpretation. The survey will complete the coverage of the Property with gravity data. Coupled with other historical geophysical programs conducted by previous owners of the Property as discussed in Section 6 of this Technical Report, this information will provide a more complete structural understanding of the subsurface geology at Marigold to aid in Silver Standard’s exploration program.

In June 2014, Silver Standard initiated a program of infill and exploratory RC drilling at Marigold, which targeted the discovery of near-surface gold mineralization proximal to the open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. This drilling program is discussed further in Section 10.8 of this Technical Report.

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10	DRILLING

As at December 31, 2013, a total of 6,860 drillholes for 4,453,452 feet of drilling had been completed on the Property. The first hole was drilled in 1968 and drilling continued sporadically until 1985, when Cordex began systematic exploration of the “8 South” area.

Table 10-1 lists the companies which completed drillholes on the Property from 1968 until 2013.

Table 10-1: Summary of drilling history

Year	Company	No. RC holes		RC Feet		No. Diamond Holes		Diamond Feet		Total Holes	Total Feet
1968-1985	Various exploration and mining groups	126	(1)	23,088	(1)	—	(1)	—	(1)	126	23,088
1985-1999	Cordex and Rayrock Mines	2,350		1,093,585		8		7,139		2,358	1,100,724
1999-2006	Glamis Gold Ltd.	2,498		1,589,958		8		6,659		2,506	1,596,617
2006-2013	Goldcorp Inc.	1,856		1,706,570		14		26,453		1,870	1,733,023

Total Drilling		6,830		4,413,201		30		40,251		6,860	4,453,452

Note:

1.	No documentation of drilling method at the Property is available for these drillholes. However, before RC drilling became widely adopted in the mid-1980s, conventional single tube drilling was often relied upon as the exploration drilling technique. It is suspected that single tube drilling was used during this time period, with only occasional diamond drillholes utilized.

10.1	VARIOUS EXPLORATION AND MINING GROUPS: 1968 TO 1985

There are no documents available detailing the specific type of drilling and sampling procedures used with these programs. It is assumed that conventional single tube drilling was used during this time period, with only occasional diamond drillholes utilized. These drillholes are located in areas that have been mined or are outside of the current resource area of the Property.

10.2	CORDEX AND RAYROCK MINES: 1985 TO 1999

Drilling by Cordex and Rayrock Mines was predominantly by RC, as shown in Table 10-1, with drillhole diameters between 5.5 inches to 6 inches. RC drilling was contracted to the Eklund Drilling Company (“Eklund Drilling”) and the core drilling (mostly HQ size) was performed by various unknown companies. Figure 10-1 graphically shows the drilling intensity along a time line for the Cordex and Rayrock Mines drilling activity.

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Figure 10-1: Graphic by year of the drill footage and number of holes drilled by Cordex and Rayrock Mines

Source: Silver Standard, 2014

Drilling until 1994 had mainly targeted the high grade zone (Au >0.05 oz/t) in the “8 South” deposit with a focus on gold recoverable in a mill and cyanide gold recovery circuit. In 1994, as these higher grade zones were depleted, the decision was made for the operation to begin to migrate to a ROM heap leach operation. Consequently, the exploration strategy at Marigold was adjusted to explore for and discover large tonnage ore deposits with average grades equal to or greater than 0.01 oz/t Au. Figure 10-2 shows a plan view of the drilling conducted by Cordex and Rayrock Mines.

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N
1985-1999
Cordex and Rayrock
0
0.5
1
miles
Property Boundary
Line
5 Ft Contours
Line
Drill Hole Location
Point

Figure 10-2: Plan view of drillhole collars for work completed by Cordex and Rayrock Mines

Source: Silver Standard, 2014

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Prior to 1994, no downhole surveys were performed to measure the drill deviation in angle and azimuth on drillholes. After 1994, selected drillholes were surveyed for drillhole deviations using gyroscopic drillhole survey tools and various survey contractors.

There is no documentation of the drilling and sampling procedures followed by Cordex and Rayrock Mines; however, personnel who worked with Eklund Drilling were able to explain the general process. From 1985 to 1994, the RC drilling was mostly dry (no water injection) and a Jones type riffle splitter was used to split the samples (pers. comm. with Curtis Storlie, Senior Driller with Eklund Drilling). After 1994, water was added to the hole during drilling in order to suppress dust, and the sample that was returned to the surface was therefore wet. The wet sample material passed into a rotary wet splitter from which a sample with a weight of five to ten lbs was collected and bagged for every five feet of drilling. A representative sample of each five foot interval was collected for logging using a small sieve catching rock chips. The rock chip samples, of about two tablespoons of material, were stored as strip logs until 1989. After this time, the rock chip samples were stored in compartmentalized plastic chip trays.

Numbered sample bags and chip trays were provided by the Marigold exploration geologists or geotechnicians to the drilling contractors who were responsible for sample collection.

The diamond core intervals were halved using either a core saw or core splitting machine prior to sampling, and sampling intervals were defined by geologists and based on rock type and the visual identification of alteration or mineralization.

10.3	GLAMIS GOLD: 1999 TO 2006

Drilling by Glamis Gold was predominantly by RC, as shown in Table 10-1. Eklund Drilling continued as the RC drilling contractor for Glamis Gold. The drilling footage by year is provided in Figure 10-3, and Figure 10-4 shows a plan view of the drilling that was carried out on behalf of Glamis Gold.

10.3.1	RC Drilling and Sampling

The drilling and sampling practice followed by Glamis Gold was documented in the Resource and Reserves Audit Report prepared by Mine Development and Associates for Glamis Gold (“MDA 2006”).

The RC drillholes were generally 5.5 inches in diameter and were sampled on five foot intervals. Water was injected as part of the RC drilling process. The samples were split by a wet rotary splitter and collected in a sample bucket. These samples were then scooped into two pre-numbered (drillhole number and footage) sample bags weighing approximately five lbs to ten lbs each. One sample bag was dispatched to the laboratory while the other sample bag was stored for a period of three months. Representative rock chip samples were collected using a sieve and stored in compartmentalized chip trays for logging and archive. The chip trays were numbered to coincide to the drillhole and the sample bags. The numbered sample bags and chip trays were provided to the contract drilling company by the Marigold exploration geologists or geotechnicians, and samples were collected by the drilling company. Sample loss by recovery was noted on the logging sheets from broken (fault) zones where drill recovery was low or there was no recovery.

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The RC sample chip trays were transported to the logging shed while the sample bags were taken to the onsite laboratory for assaying. During high production drilling campaigns, the onsite mine laboratory was unable to process all of the samples. When this occurred, excess samples were dispatched to external laboratories for analysis.

Figure 10-3: Year by year drilling footage and number of holes drilled by Glamis Gold Ltd.

Source: Silver Standard, 2014

10.3.2	Diamond Core Drilling

Diamond core drilling intervals were halved either using a core saw or a core splitting machine prior to sampling, and sampling intervals were defined by geologists and based on rock type and the visual identification of alteration or mineralisation.

10.3.3	RC Downhole Survey

Glamis Gold did not undertake downhole surveys on all holes and, as a result, only select holes were surveyed for downhole deviation in angle and azimuth. When a downhole survey was conducted, a contractor performed the survey within the drill pipe inner sample return tube using gyroscopic survey instruments. There are no records of the make or model of the survey tools used by such contractors to Glamis Gold.

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N
1999-2006
Glamis Gold Ltd
0
0.5
1
miles
Property Boundary
Line
5 Ft Contours
Line
Drill Hole Location
Point

Figure 10-4: Plan view of drilling carried out by Glamis Gold Ltd.

Source: Silver Standard, 2014

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10.4	GOLDCORP: 2006 TO 2013

Drilling by Goldcorp was predominantly by RC, as presented in Table 10-1. The year by year drilling footage and number of drillholes is shown in Figure 10-5. A plan view map of the holes collared by Goldcorp with deposit locations is shown in Figure 10-6.

Figure 10-5: Goldcorp Inc. year by year drilling footage

Source: Silver Standard, 2014

10.4.1	RC Drilling and Sampling

The RC drillholes were water injected to aid the drilling and to supress fugitive dust. One sample was collected for every five foot interval that was drilled. The samples were split by a wet rotary splitter and collected directly into a pre-numbered (drillhole number and footage) sample bag, which eliminated any double handling of the sample. Representative chip samples were collected using a sieve and these were stored in matching labelled compartmentalized chip trays. The chip trays were numbered to coincide with the drillhole and sample numbers. The numbered sample bags and chip trays were provided to the contract drilling company by Marigold geologists or geotechnicians, and the drilling contractor collected the samples and filled the chip trays.

The RC chip trays were transported to the logging shed while the drill samples for assay were taken to the onsite laboratory or dispatched to an external assay laboratory, which was either American Assay Laboratories (“AAL”), Inspectorate or ALS Chemex.

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10.4.2	Diamond Drill Core Samples

Core drilling, predominantly HQ core size, was undertaken in order to provide samples for density testwork and geotechnical studies. The core recovery was generally good (>80%) and no major core losses were noted.

10.4.3	Downhole Surveys

The majority of the diamond core and RC drillholes were surveyed for deviation in azimuth and dip at 50 foot intervals using the contractor International Directional Services (“IDS”) and the Reflex gyroscopic downhole survey tool. A total of 179 drillholes (<10%) were not surveyed either because the hole was less than 405 feet in length or could not be surveyed, due to operational issues. If the drillhole extended beyond the depth that the survey was able to cover due to timing or if the driller pulled back due to ground conditions prior to the survey, then IDS calculated the best fit to the curve of the deviation of the drillhole and projected this deviation to the final total depth of the hole.

The same RC drilling company used by Rayrock Mines and Glamis Gold, Eklund Drilling, was used by Goldcorp. In 2008, Eklund Drilling was incorporated into Boart Longyear Company and continued as the drilling contractor for the RC drilling at Marigold with the same drillers and crews as had been used previously with Eklund Drilling.

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Figure 10-6: Plan view of the drilling carried out by Goldcorp Inc.

from 2006 through 2013

Source: Silver Standard, 2014

10.5	LOGGING AND HANDLING PROCEDURES

10.5.1	RC Logging Procedures

The majority of drilling at Marigold has been RC, with drilling contract employees collecting representative rock chip samples which were stored in numbered compartmentalized chip trays. The chip trays were transported to the logging shed where the Marigold geologists logged the rock chips for rock type, formation, clay percentage, oxidation state and any alteration or other characterisation. Major structures and fracture details were also documented, as could be determined. The ground water intersections were recorded based on the drillers, log and also noted in the downhole survey report. The drillhole chip trays have been stored securely within the Property.

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10.5.2	Glamis Gold and Goldcorp Logging and Handling Procedures

The drilled core was transported from the drill site to the logging shed by Marigold exploration geologists or geotechnicians. The core length was measured for recovery and rock quality designation calculations. The core was then cleaned and logged for lithology, formation, structures, fractures, oxidation and alteration or any noteworthy characteristic by a Marigold geologist. The core was then sprayed with water and photographed before it was cut either using a diamond saw or with a hydraulic core splitter; most of the core was split. One half of the core was preserved in trays on the Property and the other half was bagged and dispatched to a laboratory for analysis.

10.6	SUMMARY AND INTERPRETATION OF RELEVANT RESULTS

Goldcorp and Barrick supported ongoing near mine exploration work at Marigold between 2006 and 2013. This included capital funds for development drilling for mineral conversion and expensed funding for exploration drilling to discover additional Mineral Resources. This exploration work led to the discovery of mineralization in the Red Dot area, while the development work grew the Antler and Basalt deposits into one larger open pit with discovery and definition of additional Mineral Resources near and between these two deposits. Figure 10-6 shows the locations of the deposits on the Property.

Subsequent exploration drilling campaigns have expanded on the potential for an area which encompasses the 8 South, 8 North, 8 Deep and the Terry Zone North deposits, all of which comprise the Hercules exploration area.

10.7	POTENTIAL DRILLING, SAMPLING OR RECOVERY FACTORS

Diamond drill results provide an average drilling recovery of greater than 80%.

There are no drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results.

10.8	SILVER STANDARD: DRILLING PROGRAM IN 2014

Silver Standard initiated a Mineral Resources exploration program in June 2014, which targeted the discovery of near-surface gold mineralization proximal to Marigold’s open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. As of October 15, 2014, a total of 76 RC drillholes, for a total of 13,089 meters, had been drilled and assayed. Of these, 43 drillholes intercepted gold mineralization exceeding Mineral Resources cut-off grade and width criteria. Selected results from the 43 drillholes that illustrate higher-grade gold intercepts have been included in Table 10-2 and Figure 10-7. Location data for all drillholes are included in Table 10-3.

Based on these positive results, the program was expanded to 23,900 meters from a planned 15,400 meters with an additional 57 RC drillholes to be completed by year end 2014. It is expected that these drill results will be incorporated into an updated Mineral Resources estimate for Marigold, which would be reported in Silver Standard’s 2014 Mineral Resources and Mineral Reserves statement to be published in the first quarter of 2015.

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Table 10-2: Selected drillhole highlights from Silver Standard’s exploration drill program

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (gpt)
MRA5932	158.5	216.4	57.9	0.5
MR5934	7.6	53.3	45.7	0.6
MRA5937	140.2	204.2	64.0	0.8
Including	182.9	195.1	12.2	2.0
MRA5947	54.9	76.2	21.3	1.6
MRA5949	50.3	89.9	39.6	1.8
Including	57.9	68.6	10.7	4.5
MR5950	45.7	62.5	16.8	1.4
MRA5952	53.3	123.4	70.1	1.1
Including	62.5	73.2	10.7	4.2
MR5953	38.1	47.2	9.1	4.7
Including	39.6	44.2	4.6	8.7
MR5955	53.3	76.2	22.9	2.1
MR5961	97.5	125.0	27.4	1.5
MRA5972	129.5	182.9	53.3	2.4
Including	143.3	158.5	15.2	7.4
MRA5980	326.1	367.3	41.1	1.6
MRA5991	158.5	230.1	71.6	2.4
Including	199.6	216.4	16.8	8.0

Note: Selected results for downhole intercepts 24 gram-meters and higher. Width values refer to length of downhole intercept.

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Figure 10-7: Drillhole location plan map for Silver Standard’s exploration drill program

Source: Silver Standard, 2014

Note: For clarity, some drillholes with “no significant assay” intercept are omitted. See Table 10-3 for a complete list of drillholes and classifications.

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Table 10-3: Drillhole reference data for Silver Standard’s 2014 exploration drill program

Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (amsl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Classification	Deposit Area
MR5916	4509806	485079	1517	224	-89	230	Resource	Hotshot
MR5918	4509776	485142	1518	65	-89	139	Resource	Hotshot
MR5919	4509743	485072	1520	87	-90	230	NSA	Hotshot
MR5920	4509745	485212	1521	276	-90	139	Resource	Hotshot
MR5921	4509685	485214	1524	104	-89	139	Resource	Hotshot
MR5926	4509442	484981	1532	154	-90	93	Resource	Hotshot
MR5933	4509009	485172	1542	118	-89	108	Resource	Hotshot
MR5934	4509194	485462	1523	290	-90	93	Highlights	Hotshot
MR5938	4512372	486592	1441	55	-89	93	NSA	5 North
MR5940	4512309	486618	1442	6	-89	108	NSA	5 North
MR5942	4512306	486550	1443	207	-89	108	Resource	5 North
MR5944	4512339	486517	1443	60	-89	78	Resource	5 North
MR5945	4512343	486477	1443	229	-90	108	Resource	5 North
MR5946	4512374	486509	1442	103	-90	93	Resource	5 North
MR5950	4512617	486489	1438	67	-89	108	Highlights	5 North
MR5953	4512863	487097	1427	58	-90	93	Highlights	5 North
MR5954	4512918	487026	1426	146	-90	108	Resource	5 North
MR5955	4512920	487084	1426	131	-89	108	Highlights	5 North
MR5956	4512983	487058	1425	144	-90	108	Resource	5 North
MR5959	4513101	486983	1423	360	-89	139	NSA	5 North
MR5960	4513165	486913	1423	133	-90	139	Resource	5 North
MR5961	4513191	486868	1423	124	-89	154	Highlights	5 North
MR5962	4513166	486852	1424	286	-90	139	Resource	5 North
MR5963	4513132	486764	1425	220	-89	245	NSA	5 North
MR5966	4512739	486688	1433	22	-89	230	NSA	5 North
MR5967	4512650	486743	1434	324	-90	233	Resource	5 North
MR5968	4512706	486747	1433	103	-89	245	NSA	5 North
MR5974	4509736	486383	1496	332	-89	123	Resource	8 South
MR5976	4509726	486243	1501	250	-89	187	Resource	8 South
MR5982	4509980	485286	1509	342	-90	184	Resource	Hotshot
MR5984	4509835	485169	1515	185	-89	154	NSA	Hotshot
MR5985	4509467	485032	1532	155	-89	154	Resource	Hotshot
MR5987	4509406	484974	1532	161	-88	78	Resource	Hotshot

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Hole ID	UTM-N (Nad27 Zone 11)	UTM-E (Nad27 Zone 11)	Elevation (amsl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Classification	Deposit Area
MR5988	4509806	486224	1500	118	-90	200	Resource	8 South
MRA5917	4509806	485080	1517	92	-62	154	Resource	Hotshot
MRA5922	4509559	485202	1532	90	-69	123	Resource	Hotshot
MRA5923	4509502	485133	1531	91	-46	169	Resource	Hotshot
MRA5924	4509775	484964	1520	92	-81	276	NSA	Hotshot
MRA5925	4509501	485001	1530	91	-80	108	Resource	Hotshot
MRA5927	4509442	484982	1532	90	-55	108	Resource	Hotshot
MRA5928	4509195	484871	1543	93	-86	154	Resource	Hotshot
MRA5929	4509437	485097	1540	90	-75	139	NSA	Hotshot
MRA5930	4509437	485098	1540	88	-48	139	Resource	Hotshot
MRA5931	4509530	485196	1534	91	-50	139	Resource	Hotshot
MRA5932	4509408	485510	1541	89	-79	230	Highlights	Hotshot
MRA5935	4508799	485271	1491	91	-65	62	Resource	Hotshot
MRA5936	4508920	485352	1506	269	-75	93	NSA	Hotshot
MRA5937	4509043	485322	1534	86	-70	215	Highlights	Hotshot
MRA5939	4512343	486590	1442	265	-75	108	NSA	5 North
MRA5941	4512275	486675	1442	88	-65	200	NSA	5 North
MRA5943	4512307	486548	1443	268	-47	93	NSA	5 North
MRA5947	4512433	486522	1441	87	-79	169	Highlights	5 North
MRA5948	4512530	486506	1439	87	-74	169	Resource	5 North
MRA5949	4512585	486514	1438	88	-79	169	Highlights	5 North
MRA5951	4512746	486550	1435	272	-76	139	NSA	5 North
MRA5952	4512769	486436	1435	93	-55	139	Highlights	5 North

Notes:

1.	Drillholes not reported in sequence have either been drilled and are awaiting assay results or have not yet been drilled.
2.	Descriptions for Classification include: “Highlights”, which refers to “Highlighted Result” included in Table 10-2 and Figure 10-7; “Resource”, which is “Resource Intercept” in Figure 10-7; and “NSA”, which refers to “No Significant Assay” in Figure 10-7.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

Exploration activities by Rayrock Mines, Glamis Gold and Goldcorp have contributed the majority of the assays in the Marigold database spanning the period from 1985 to 2013. Sampling and analytical procedures are known and documented covering this period, and it is assumed that analytical information prior to 1985 has no impact on the current Mineral Resources, as those volumes containing samples collected prior to 1985 have been mined out.

The majority of the samples that inform the Mineral Resources database were generated from RC drill cuttings. In general, the practice for the collection of RC samples has changed very little since 1985; however, there have been numerous sequential improvements in sample preparation, security and analysis to date. As an operating mine, Marigold generally followed and has continued to follow industry best practices.

At the Property, there is an extensive sample storage facility that preserves the raw sample material which supports the Mineral Resources database. Most of the laboratory pulp reject (since 1987), coarse reject (since 2006) and split diamond drill core are catalogued and stored securely in shipping containers on the Property.

11.1	SAMPLE PREPARATION AND ANALYSIS

The evolution of analytical methods through time for the assay results that comprise the Mineral Resources database, is presented in Table 11-1.

Until the end of 1999, fire assay with a gravimetric finish was the preferred analytical method for gold in samples submitted for analysis. Since then, all samples have been subjected to first pass gold cyanide solution assay, which if above 0.005 oz/t Au was followed by a fire assay determination with gravimetric finish (for the onsite Marigold laboratory), or fire assay with AA finish and fire assay with gravimetric finish for overlimits, at commercial laboratories.

11.2	SAMPLE SECURITY

The bulk of the sample values in the Mineral Resources assay database are for samples analyzed at the secure onsite Marigold laboratory. Samples shipped offsite were either delivered to a commercial lab by an exploration department geologist or technician, or were collected from the Property by employees of the Marigold laboratory, and all samples were sent with a manifest listing the number of samples included in the shipment. Exploration personnel are unaware of any instances of tampering with samples either on site or in transit to a laboratory.

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Table 11-1: Analytical methods for gold for the Marigold assay resource database

Period	Laboratory	Preparation	Analytical Method	Reported DL (opt)
1985-89	Pinson or Dee Mine site labs	Undocumented	30 g Fire assay - gravimetric finish	0.005
1990-99	Pinson or Dee Mine site labs or Inspectorate	Undocumented	30 g Fire assay - gravimetric finish	0.005
2000-06	Marigold Mine lab or	Dry - 6-12 hrs @ 310°F, crush >95% minus 2mm, riffle split to collect 250-400g for pulverizing, pulverize to >90% minus 75μ	All samples 10g cyanide gold(CN) with AA finish If CN >0.005 opt then 2nd pulp split @ 30 g Fire assay - gravimetric finish	0.001
	American or Inspectorate Labs	Dry - 6-12 hrs @ 310°F, crush (using jaw & roll) >90% minus 2mm, riffle split to collect 500-1000g for pulverizing, pulverize to >90% minus 100μ	All samples 15g cyanide gold(CN) with AA finish If CN >0.005 opt then 30 g Fire assay - AA finish Over limits by 30g Fire assay - Gravimetric Finish	0.001
2006-13	Marigold Mine lab	Dry - 6-12 hrs @ 310°F, crush >95% minus 2mm, riffle split to collect 250-400g for pulverizing, pulverize to >90% minus 75μ	All samples 10g cyanide gold(CN) with AA finish If CN >0.005 opt then 2nd pulp split @ 30 g Fire assay - gravimetric finish	0.001
	American, ALS or Inspectorate Labs	Dry - 6-12 hrs @ 310°F, crush (using jaw & roll) >90% minus 2mm, riffle split to collect 500-1000g for pulverizing, pulverize to >90% minus 100μ	All samples 15g cyanide gold(CN) with AA finish If CN >0.005 opt then 30 g Fire assay - AA finish Over limits by 30g Fire assay - Gravimetric Finish	0.001

11.3	QUALITY ASSURANCE/QUALITY CONTROL (QA/QC) PROCEDURES

The oldest hole in the Marigold exploration database is from 1968. Quality assurance procedures for the exploration drillhole database has varied with time, and naturally was not consistent with current best practice. However, a well-preserved collection of pulp samples from exploration drillholes during the period from 1987 to 2013 has allowed for repeat analysis at a single laboratory and a comparison of the original and repeat analyses. In 2014, a total of 2,562 pairs were selected to represent the grade, temporal and spatial distributions of drilling programs undertaken from 1987 to 2013 and repeat assays carried out at AAL in Sparks, Nevada.

11.3.1	Historical Quality Control

The number and type of assays and quality control results available through time is presented in Table 11-2. Note “Blinds” mentioned in Table 11-2 are property standards containing gold that has not been certified or subject to round-robin external laboratory determinations.

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Table 11-2: Number of assays by year

Year	No. of Blank Exploration	No. of CRM Exploration	No. of Blinds	No. of Assays
1968 - 2003	0	0	0	284,319
2004 - 2006	0	0	0	137,162
2007	0	0	418	24,729
2008	0	0	580	48,249
2009	0	0	733	57,515
2010	0	68	894	85,213
2011	16	75	562	50,392
2012	7	97	563	44,170
2013	2	62	Not monitored	35,327

Total:	25	302	3750	834,285

The MDA 2006 report briefly discusses historical efforts at QA/QC for the period up to 2006. This information is included in the sections below.

11.3.1.1	1968 to 1988

Prior to 1988, most drillhole samples were assayed in the Dee and Pinson mine labs and at Rocky Mountain Geochemical Laboratory. Early check assays were completed on sample pulps which generally showed good agreement. A total of 69 reject samples were also compared to the original assay as shown in Table 11-3 (MDA 2006).

Table 11-3: Comparison of original assay and reject check assay pre-1988 (MDA 2006)

Hole	Interval	Feet	Dee Original oz Au/t	Rocky Mountain Geochem Check oz Au/t
NM-46	375-410	35	0.178	0.216
NM-47	180-320	140	0.059	0.061
NM-48	165-210	45	0.085	0.083
NM-56	310-400	90	0.101	0.130
NM-58	250-310	60	0.068	0.089
Averages		370	0.085	0.100

The MDA 2006 report provides that an additional 185 reject samples were later compared to the original assays from 36 drillholes. These samples compared well; however, 36 of the samples had discrepancies of 10% or more from the original sample, although the net difference indicated the reject checks to be higher by 2.2%. Some of the pre-1988 assays were also checked by 40 bottle roll test composites. These checks indicated good agreement between the original assay and the bottle roll head assay.

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11.3.1.2	2001

The MDA 2006 report check assays were completed on 84 pulp and 25 reject samples in 2001, and the original samples were analysed at the onsite Marigold laboratory. The pulp and reject samples were dispatched to AAL for analysis, and the averaged results are presented in Table 11-4. There is anecdotal evidence for the use of a control standard at the Marigold Laboratory from 2001 (Dan Lampshire pers. comm).

Table 11-4: 2001 Averaged check fire assays Marigold laboratory to AAL (MDA 2006)

Item	Marigold Original Au oz/t	AAL Check Au oz/t
Pulp Checks (84)	0.038	0.039
Reject Checks (25)	0.032	0.032

11.3.1.3	2004 – 2006

While there is no formal documentation of QA/QC procedures for this time period, records of the use of a control standard at the Marigold laboratory are available from 2004. The control sample assay values were recorded on handwritten sheets. As the cut-off grade in the Property varied, the concentration of the control used in the lab was changed to reflect the lower cut-off grade.

11.3.1.4	2007 - 2008

In 2007, the Marigold exploration department began a quality control program which included the insertion of a secondary reference material or “blind” material into the sample train for both AAS and fire assays at a rate which was reported to be at 1 sample in 30. The secondary reference material consisted of crushed, locally obtained material with an expected range of Au oz/t grades. Additionally, randomly selected pulp samples (called A/B splits) were obtained for replicate analysis at the Marigold laboratory.

The Marigold laboratory continued to use control standards to monitor assay accuracy. Many of the internal control results for AAS analyses are generally not available electronically, as prior to the acquisition of the Property by Silver Standard in April 2014, the electronic file containing the data was overwritten each month.

11.3.1.5	2009 – May 2010

Exploration QC during this period involved the submission of the secondary reference or “blind” material into the sample train at the rate of 1 in 30 samples for both cyanide soluble assays and fire assays. RC field duplicate and pulp duplicate samples called A/B splits were also submitted and the results tracked on charts. The A/B split samples proved to be of little value due to the low grade nature of the mineralization. The random approach to selecting material for the A/B splits resulted in the great majority of the samples below detection limit, thus of the 304 sample pairs available, only 39 pairs reported a grade greater than zero Au oz/t.

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11.3.1.6	June 2010 until December 2013

In June 2010, certified reference material (“CRM”) was purchased from Ore Research and Exploration Australia Pty Ltd. The nine unique certified standards were submitted irregularly into the sample train and used as QC samples in exploration drilling programs from June 2010 to December 2013. The results of the standards were monitored by exploration personnel with batches containing standards with expected values greater and less than three standard deviations from the expected value re-submitted to the relevant laboratory.

Blind samples continued to be submitted but were not compiled in 2013, and exist only on hard copy assay sheets for 2014.

11.3.2	Silver Standard QA/QC Procedures

Silver Standard compiled all available QA/QC data from Marigold and contracted AMEC Americas Limited (“AMEC”) of Vancouver, British Columbia to review the adequacy of the historical QA/QC methods and results. AMEC prepared a memorandum (AMEC 2014a) from this review and concluded the following:

1.	The knowledge of assay quality for pre-2010 data is poor. However, a re-assay program undertaken from March to April 2014 should help to support the use of the pre-2010 data.

2.	Quality control support for 2010 to present is marginal but no accuracy issues were identified. The re-assay program should help to further support this data.

As historical QA/QC procedures at Marigold did not meet current standard best practices, Silver Standard collected a spatially and temporally representative selection from the well-preserved drillhole sample pulps (from the years 1987 to 2013) stored at the Property and sent these to a commercial laboratory for analyses. The aim of this re-assay program was to check the assay quality, i.e., accuracy and precision, from the laboratories that were used in the years 1987 to 2013. Drillhole sample pulp material was not available for the period 1968 to 1987.

In total, 2,562 pairs were collected from storage. Certified reference material and blanks were inserted into the pulp sample list at the rate of one CRM and one pulp duplicate in 20 samples and one blank in 50 samples these pulps were then submitted the to the ISO 17025 certified AAL facility in Sparks, Nevada for analysis. AAL is independent from Silver Standard. Fire assay analyses were completed on a standard 30 g split of the 250 g pulverised sample (AAL method code Au-FA30) with an AAS finish after 2 acid digestion (AAL method code Au-AA23) lower detection limit of 0.0001 oz/t, samples above the analytical detection limit (over limit) were re-run with a gravimetric finish (AAL method code Au GRAV), lower detection limit of 0.003 oz/t. Cold cyanide leach (AAL method code AuCN15) was also undertaken on the submitted samples. Fifteen grams of sample were tumbled for one hour in a NaCN solution then analyzed by AAS with a lower detection limit of 0.001 Au oz/t.

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11.3.2.1	Re-Assay Program Results

Silver Standard analyzed the results of the re-assay program by producing Scatter, half absolute relative difference (“HARD”) and quantile-quantile (“QQ”) plots. The data from the original and repeated assays were paired and compared on a scatter plot. As in Figure 11-1, the plot shows excellent correlation between the two data sets. No bias is evident, however, as is more obvious in Figure 11-2, which shows that on the original versus replicate samples on a log scale, there is a broader spread of paired data values about the XY line closer to the lower detection limit.

Figure 11-1: Scatterplot of original versus repeated assays in Au oz/t for the 2014 re-assay program of stored pulps

Source: Silver Standard, 2014

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Figure 11-2: Scatterplot of original versus repeated assays in Au oz/t for the 2014 re-assay program of stored pulps log scale, base 10

Source: Silver Standard, 2014

The HARD plot of original versus repeated assays in Figure 11-3 shows excellent precision.

The HARD value at the 90 percentile is used to evaluate the level of precision. The repeat samples are pulp replicates, ranked HARD statistic for a pulp replicate which is selected at the 90th percentile of the duplicate data distribution, should be lower than approximately 10% (i.e., 90% of the paired data should vary by less than 10%). Values greater than this threshold may indicate that incorrect sampling error (as opposed to correct sampling error, which cannot be controlled by the sampler) is becoming more significant in the assay process. The Marigold RC fire assay pulp replicate assay values plotted in Figure 11-3 have a HARD% value of less than 3% for 90% of the data indicating a satisfactory precision.

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Pulp Re-assay Program HARD Plot
Original versus Repeat Pulp Fire Assay Au oz/t
Half Absolute relative Difference %
Percentile Rank %
0
2
4
6
8
10
12
14
16
18
20
22
24
0
10
20
30
40
50
60
70
80
90
100

Figure 11-3: HARD plot for RC pulp original and replicates Au oz/t for the 2014 re-assay program

Source: Silver Standard, 2014

The 2014 pulp re-assay program returned values which do not demonstrate any systematic errors in the accuracy or precision of analytical assays from the period 1987 to 2014. The results from the 2014 pulp re-assay program show the quality of the assay analysis only, and give no indication of other potential sampling errors at any stage of the sample collection and preparation stage.

11.4	OPINION ON ADEQUACY OF SAMPLE PREPARATION, SECURITY AND ANALYTICAL PROCEDURES

James N. Carver, SME Registered Member, has reviewed the sample preparation, analytical and security procedures for the various drilling programs conducted on the Marigold deposit and consider them as having been carried out in accordance with acceptable industry standards. The sample preparation, analytical and security procedures discussed in Section 11 of this Technical Report are considered adequate for the generation of a quality data set suitable for use in Mineral Resources and Mineral Reserves estimates and for mine planning purposes.

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12	DATA VERIFICATION

As a part of the data verification process, AMEC was commissioned to review the database for material issues that might impact on the preparation of the Mineral Resources estimate. As a result of this initial investigation, AMEC was also retained to assess the impact on the database of drillholes that were missing downhole surveys and to check for indications of possible downhole grade contamination in the RC drilling. AMEC identified no critical flaws in the Marigold database.

Apart from the AMEC review, the following data verification steps were conducted as part of the generation of the Mineral Resources estimate as at September 30, 2014 presented in this Technical Report:

•	Ongoing input into exploration drilling and real-time involvement in planning and location of drillholes, regular field checks on drill and sampling systems.

•	Downhole survey validation for major deviations and laboratory assay data validation for anomalous assay value and failure of internal QC samples.

•	The elevation of all drillhole collar co-ordinates surveyed were checked against the original/current/depleted topographic surfaces for a variation of more than 20 feet and no discrepancies were noted.

•	Re-logging of select drillholes to confirm lithology for sectional interpretation. A number of drillholes were found to have a rock formation identified incorrectly. These do not materially impact the Mineral Resources, but are improvements to be made for the future.

•	Profiles of all mined out pits, backfilled pits and dumps cross checked and incorporated to the current mining topography.

•	Database checks with iterative correction for any anomalies (generally typographic errors, including mislabeled drillhole numbers, sample interval mismatches or any other data entry errors).

•	Approximately 10% of the data or 93,957 records from the entire drillhole database from approximately 500 drillholes out of 6,864 were manually checked between August 2012 and June 2014, against the original hard copies for data entry errors. Less than 1% of the drillholes had issues, and these were corrected.

Two major technical issues were identified with the Marigold Mineral Resources database, which are expanded upon below: drillholes missing downhole surveys; and some samples were only assayed by cyanide soluble analysis and not by fire assay, these were used in the Mineral Resources calculation.

12.1	DOWNHOLE SURVEY DATA

A high percentage of holes that were drilled prior to 2007 were not surveyed for downhole deviation. Out of the total 6,864 drillholes in the Marigold drill database, 3,965 drillholes were not surveyed for their downhole deviation. Silver Standard did not own, and had no control over, the Property until April 2014. It is not possible to return to the non-surveyed drillholes and check

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their respective downhole dip and azimuth, as with time the walls of the drillholes collapse and do not permit re-entry of a drill stem. To overcome the problem of not being able to re-enter the drillholes (some of which had been mined out), a mathematical solution to estimate the downhold deviation and means to investigate the error associated with non-surveyed angled drillholes was sought. AMEC (2014) worked on this issue and the results are discussed below. From this group, 3,657 drillholes are located within the current “Resource Area” and of these, 2,074 drillholes (1,204 drillholes were vertical) were not surveyed for downhole deviation. The frequency distribution of the un-surveyed drillholes with depth is summarized in Table 12-1.

Table 12-1: Number of un-surveyed drillholes within the Resource Area

Total Depth (feet)	Number of Un-surveyed Drillholes	% of Drillholes not surveyed
0-450	1,098	53%
450-500	98	5%
500-600	398	19%
600-700	175	8%
700-800	96	5%
800-900	113	5%
900-1,000	50	2%
>1,000	46	2%

Total	2,074	100%

The downhole survey for 513 angled drillholes that were not surveyed was estimated and these drillholes were located in the Antler, Basalt and Target 2 pits.

The following procedure was followed to estimate the downhole deviation:

•	All the drillholes with downhole survey were domained based on location (Basalt, Antler and Target Phase1 pits).

•	The drillholes were then further domained based on the drill azimuth and dip angles.

•	The average downhole deviation in the surveyed holes within each of the above domains was then calculated.

•	The average deviation was then applied to drillholes without downhole survey based on their location and drill azimuth and dip angles.

•	The drillholes were prefixed with “A” viz MRA-XXXX to AMRA-XXXX to designate that the survey was adjusted.

The majority of the drillholes (86%), which were corrected by the above methods, were drilled to less than 700 feet.

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To further investigate the impact of adjusting un-surveyed drillholes on the resources in other areas of the project, AMEC calculated the end-of-hole separation between the surveyed drillholes and their idealized (i.e., constant azimuth and dip with depth) drill trace. Figure 12-1 shows the comparison between the actual drillhole trace and its idealized equivalent.

Figure 12-1: Cross section with actual drillhole survey traces in black and idealized

(constant dip and azimuth with depth) equivalents in red along section 16200N

Source: AMEC 2014

The end of the drillhole co-ordinates for each of the surveyed and corresponding idealized (unsurveyed) equivalents were extracted, and the end of hole separation was calculated using the formula below:

The average end-of-hole separation for the paired surveyed and idealized equivalents are summarized by drillhole length in Table 12-2. The average end-of-hole separation, measured in 3D space only for the vertical drillholes (Dip of -89 and -90), is shown in Table 12-3.

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Table 12-2: Average end of hole separation distance by hole depth for all drillholes

Total Depth (ft)	Number of Drillholes	Average Deviation (ft)
0-450	67	16.8
450-500	36	21.6
500-600	138	24.2
600-700	208	40.4
700-800	184	53.7
800-900	220	68.5
900-1,000	232	83.6
>1,000	794	154.2

Total	1,879	—

Table 12-3: Average end of hole separation distance by hole depth for vertical drillholes

Total Depth (ft)	Number of Drillholes	Average Deviation (ft)
0-450	14	12.5
450-500	3	12
500-600	13	25.1
600-700	17	33.4
700-800	15	45.3
800-900	16	48.8
900-1,000	24	51
>1,000	116	132.2

Total	218	—

The average separation at the end of the hole will be less than 25.1 feet based on the average end-of-hole separation distance for 77% of the un-surveyed holes within the Resource Area. This movement would approximate one block size (20x25x25), and is considered to have a negligible impact on the Mineral Resources and Mineral Reserves estimates given the disseminated style of mineralization and the mining method.

The balance (23%) of the un-surveyed drillholes will have an average separation of greater than one block size. Figure 12-2 illustrates the drillhole traces within the resource area with the surveyed drillholes in black and un-surveyed drillholes in: green (drillholes less than 450 feet), yellow (drillholes between 450 and 600 feet) and red (drillholes longer than 600 feet). This plan shows the existence of un-surveyed drillholes randomly distributed throughout the Resource Area and with a cluster of holes that are deeper than 600 feet in the Terry Zone North Area, corresponding to the region where drillhole deviation would be greater than one block size. This area was visually examined in cross section to understand the possible impact of un-surveyed drillholes on Mineral Resources. It was found that sufficient surveyed drillholes exist here for valid geological interpretation and grade estimation. Approximately 95% of the un-surveyed

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drillholes within the Terry Zone North Area are vertical and the mineralization occurs within the first 600 feet of the drillholes, such that drillhole deviation is less than one block. The cross section through the Terry Zone Area on 20,900N (see Figure 12-3) displays the position of mineralization located less than 600 feet downhole in vertical holes.

Based on the assumption that the un-surveyed drillholes will have similar deviation trends to those of surveyed drillholes, the lack of downhole surveys on some holes will not have a material effect on the Mineral Resources estimate and in addition it should be noted that the current Mineral Resources contain no Measured Resources.

Figure 12-2: Plan view of drillhole traces within the Resource Area

Source: Silver Standard, 2014

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Figure 12-3: Cross section along Terry Zone North (20,900N) distribution of surveyed

(black) and un-surveyed drillholes

Source: Silver Standard, 2014

12.2	ASSAY DATABASE

12.2.1	Gold Assay Methodology

The protocol for gold assays was to first assay the samples using a cold cyanide soluble assay method, and if the assay value returned was greater than the mining cut-off grade at that particular point in time, the sample was also assayed by fire assay method. Cold cyanide soluble assay is a means of assessing the amount of leachable gold present in a sample. A fire assay is required to determine the total amount of contained gold in a sample. Not all of the samples within the mineralized envelopes and below the mined out surface were analyzed by fire assay methodology.

In order to address this lack of fire assay data, a linear regression curve (see Figure 12-4) was generated using the AuFA and AuCN pairs available. This linear regression was used to calculate a fire assay equivalent gold grade (AuFE).

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Figure 12-4: Linear regression curve between cyanide soluble assay and fire assay

Source: Silver Standard, 2014

The linear equation derived from the linear regression has been applied to approximately 5% of the five foot assay samples (4,148 samples out of 81,530 samples) within the mineralized envelopes and below the mined out surface, to estimate a fire assay (equivalent) value. Approximately 95% of the samples that were converted are below or equal to the cut-off grade of 0.003 Au oz/t. This upward conversion of the assay value will have a negligible impact on the Mineral Resources estimate.

In addition, 5% of samples were fire assayed but not assayed by the cold cyanide soluble method. The cold cyanide soluble assay values that were not assayed were calculated using the same formula stated, substituting FA for FE values and solving for AuCN.

12.2.2	Detection Limit and Assay Reporting Issues

There have been changes in the lower detection limit for AuCN assays over time as the ROM cut-off grade has been reduced. Assay values below detection were entered into the database with “zero” value before 2009. It was recognized in 2009 that what was recorded in the past as a “zero” value in the database was potentially an intercept above ROM cut-off grade.

Since 2009, approximately 14,000 pulp samples with AuCN values of ‘0’ were re-analyzed by fire assay and 37.5% of the samples returned a value ≥0.001 Au oz/t. Within the database, 55% of all samples from below the mined out topography report an AuCN value of ‘0’ with no accompanying AuFA determination. This percentage is reduced to 25% if location is filtered to

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those samples within a resource mineralized envelope. This data artefact is under-representing the mineralized volume of the Mineral Resources estimate at the low grade part of the distribution and contributes as a source of positive reconciliation experienced at Marigold, which is discussed further in Section 14.11 of this Technical Report. Any additional fire assays of samples that have an AuCN value of ‘0’ Au oz/t will have a positive impact on the Mineral Resources estimate.

12.3	DATA VERIFICATION CONCLUSIONS

Based on the verification steps and adjustments outlined above and the results of the drillhole interval sample pulp re-assay program, James N. Carver, SME Registered Member, considers the Marigold exploration data (including collar, survey, lithology and assay data) to be suitable for use in the generation of classified Mineral Resources and Mineral Reserves, which can form the basis for mine planning studies.

James N. Carver, SME Registered Member, is confident that the data and results are valid based on the review of all aspects of the project and process and procedures used. An independent review by external consultants AMEC (2014) found no fatal flaws in the resource database. In addition, the results of a replicate sample pulp assay program as discussed in Section 11, with the submission of 2,562 pairs from the years 1987-2013 to the ISO 17025 certified AAL, showed excellent correlation between the original and repeat assay.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

When Marigold first began production in 1989, ore processing was primarily accomplished with a rod and ball mill grinding circuit along with CIL and carbon in column gold recovery circuits.

Heap leaching was initiated at the Property in March 1990. Since April 1999, all Marigold ore deposits have been processed via truck dump ROM heap leaching. Gold production data from the leach pads provides the best possible indication of future processing recoveries as all ore that will be placed in the future is similar to ore that has been processed since 1999.

Cumulative gold produced from the Marigold leach pads is equivalent to 71.6% recovery (through September 2014); whereas total gold recovery including recoverable gold inventory in the pads is estimated at 74.1%.

Gold recovery from future ores is estimated to be 73%, based on reviews of historical data and metallurgical test work on future ores.

13.1	METALLURGICAL TEST WORK

Laboratory activities include methods to improve gold recovery, testing ores thus guiding short and long range gold production planning, and reagent addition optimization to minimize processing costs.

Many metallurgical studies have been completed on all Marigold ore types with respect to heap leach recovery. These studies have been based primarily on both small column (10 inch diameter by 4 feet tall, with minus 2 inch ore) and standard bottle roll leach test work. Test work has been conducted on a variety of Marigold ores, including representative pit samples taken by ore control geologists, leach pad grab samples from mine production and various pit blast hole drill cuttings. Additionally, bottle roll test work has been conducted on exploration RC drill samples to determine expected gold recovery from deposits that will be mined in the future.

Historically, gold recoveries achieved in some 246 laboratory column tests have ranged from 67.2% to 84.8%, averaging 77.3%. A summary of column test gold recoveries achieved for the various named pits is shown in Table 13-1.

As an example of column test work results, results for the currently mined Terry pit ores and the future Mackay pit ores is shown in Figure 13-1. Clearly, current Terry pit ores and future Mackay pit ores are very similar in leaching characteristics.

For the Mineral Reserves estimate as at September 30, 2014, Marigold extracted materials from deposits which have a complete coverage of metallurgical test work representing all types of mineralization.

As far as Silver Standard is aware, there are no processing factors or deleterious elements that may have an impact on potential economic extraction.

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Table 13-1: Column test results - by pit location and grade

Ore Sample Location	No. of Tests	Average Gold Grade oz/t	Average Gold Recovery %
Basalt	61	0.048	67.3
Terry Zone	42	0.042	79.6
Target	40	0.021	81.2
Mackay	15	0.008	74.1
Antler	40	0.026	80.5
East Hill	21	0.035	84.8
Millenium	10	0.053	80.1
8 South	17	0.090	80.7

Summary	246	0.038	77.3

Grade Range oz/t	No. of Tests	Average Gold Grade oz/t	Average Gold Recovery %
Less Than 0.025	135	0.012	74.8
0.025 to 0.050	57	0.035	81.8
0.050 to 0.100	30	0.066	77.2
Greater than 0.100	24	0.164	75.5

Figure 13-1: Column test results, Terry and Mackay pit ores

Source: Silver Standard, 2014

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13.2	PROCESS OPTIMIZATION METALLURGICAL TEST WORK

Additional test work has been carried out as necessary in order to optimize the processing variables that are controllable on a large heap leach pad. These include ore particle size, reagent dosages, leach solution application rate and carbon activity. Typical results from some of these studies are shown in Table 13-2, Table 13-3 and Table 13-4, and Figure 13-2.

The data shown in Table 13-2 indicate that there is an increase in gold recovery with finer particle sizes. However, at typical ore grades and the current gold price, this increase in gold recovery is not sufficient to justify the capital and operating expenses of a large crushing circuit.

Table 13-3 shows the results from test work on ore from the Mackay deposit to determine the optimum sodium cyanide concentration in the leaching solution. Results have shown that maximum gold recovery can be achieved with a concentration of 125 to 175 ppm. This is the concentration currently used for fresh ore on the Marigold leach pad.

Lime addition to the ore is based on pad pregnant solution pH. A pH greater than 9.5 is desired. Test work has been conducted to ensure that the optimum lime addition is used to minimize lime and sodium cyanide usage, while maintaining pH and gold recovery levels. Table 13-4 shows the summary of these test results. Based on the test results and actual effluent pH levels, a lime addition of 1.6 lb/t is currently used on the Marigold leach pad.

Test work has been conducted to determine the optimum blending of clay rich and rocky ore types. Clay rich ores, if unblended with rockier material, must be leached at a lower solution application rate, typically less than 0.002 gpm/ft2 , in order to avoid solution ponding on the leach pad surface. As lower application rate results in a longer primary leach cycle time, additional leach time is required to ensure adequate solution is passed through the ore lift so gold recovery is not hindered. Test work indicates that to maintain optimum application rates, clay ore types must be blended with a minimum of 40% rocky material.

Activated carbon that is used in the carbon column trains is tested regularly to ensure that its capacity for loading gold is maintained. Marigold acid washes (to remove inorganic scale) and thermally reactivates (to remove organic contaminants) a portion of the stripped carbon batches. This carbon activity test work is used to control that the proper amount of carbon is treated.

A barren carbon activity of 75% is targeted. This activity results in +95% soluble gold recovery, from pregnant solution, in the five carbon column absorption stages. Figure 13-2 shows the activity results conducted on carbon batches through to June 2014.

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Table 13-2: Test results – recovery by particle size

Sample Location	Grade (oz/t)	P80 (Microns)	Gold Recovery (%)	Type of Test
Mackay Conglomerate	0.007	12,000	76.8	Column
		26,000	70.0	Column
Mackay Quartzite/Argellite	0.004	11,000	89.9	Column
		25,000	82.6	Column
Target II	0.026	154	91.1	Bottle Roll
		183	91.3	Bottle Roll

Table 13-3: Gold recovery by sodium cyanide concentration

Sample Location and Rock Type	Grade (oz/t)	Sodium Cyanide Concentration (ppm)	Gold Recovery (%)
Mackay - Conglomerate	0.008	75	49.8
		125	72.0
		175	69.5
		350	62.8
Mackay - Argellite	0.004	75	89.7
		125	82.2
		175	82.6
		350	88.6

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Table 13-4: pH by lime dose and rock type

Sample Location	Lime Dose (lb/t)	End of Test pH
Target II - Rocky	0.5	9.0
	1.0	9.3
	1.5	9.6
	2.0	9.5
Target II - Clay	2.0	10.5
	2.5	10.7
	3.0	10.9
	3.5	11.0
Target II - Interbedded	1.0	10.6
	1.5	9.7
	2.0	10.6
	2.5	10.7

Figure 13-2: Carbon activity

Source: Silver Standard, 2014.

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13.3	GOLD RECOVERY MODELLING

Marigold, like many gold heap leach mines, employs an assay method known as “cyanide soluble gold”. This technique produces a value that represents the head grade of the ore in terms of the amount of gold in a finely ground sample that can be dissolved by a strong sodium cyanide solution. The gold content of the final solution is measured using AA.

All Marigold blast-hole samples are assayed for cyanide soluble gold. Every fifth sample containing 0.003 oz/t cyanide soluble gold, and any samples with a higher value, are also fire assayed for total contained gold. Therefore, some samples have two assay values: an AuCN value and an AuFA value. The ratio of AuCN/AuFA provides the theoretical maximum gold recovery that can be achieved. It is a theoretical maximum as the sample is “finely ground”.

For example, if the fire assayed ore grade is 0.010 oz/t, and the AuCN ore grade is 0.008 oz/t, the ratio is 0.008/0.010 = 0.80, which implies the maximum gold recovery from this ore sample is 80%. Ratios over 1.0 (100%) are clearly not possible.

The preceding sections discussing test work have demonstrated that generally all ore at Marigold behaves similarly. The ratio of AuCN/AuFA is an important characteristic of each ore block. The exploration database contains some 60,000 pairs of fire and cold cyanide soluble assays. These assay pairs represents all the mine ore-types. On an individual ore block basis, the ratio AuCN/AuFA, includes all the local geological variables for that ore block (rock type, degree of oxidation, head grade, etc.). The result is the best estimate of maximum recovery. Figure 13-3 displays AuFA plotted against AuCN.

A best-fit linear regression shows the AuCN/AuFA ratio is 0.8006:1 (~80% recovery).

The LOM actual leach pad recovery is 74.1% (including in-process gold inventory).

The “adjustment” factor from chemical maximum AuCN/AuFA recovery to actual pad becomes:

The recovery from ROM heap leach pad, for any ore block can then be estimated as:

Pad Recovery = AuCN / AuFA x 0.92

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Figure 13-3: Exploration database AuCN versus AuFA

Source: Silver Standard, 2014

13.4	SUMMARY

The Marigold ROM dump leach has been in operation for approximately 25 years. In that time, several hundred column, countless bottle roll tests and continuous pad/solution and carbon sampling campaigns have been conducted to determine expected gold recovery. This testing was conducted on ore and exploration samples from several different pits and areas covering many rock lithologies. With the possible exception of Basalt ore, testing indicates all ores behave in a similar fashion, and as such, gold recoveries are also similar and predictable. The many years of operation and testing at the Property provide for a wealth of metallurgical information that forms the knowledge base of how the Marigold heap leach performs as well as how it should perform in the future.

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14	MINERAL RESOURCES ESTIMATE

14.1	INTRODUCTION

Silver Standard has prepared the Mineral Resources estimate for Marigold following the acquisition of the Property in April 2014 effective as at September 30, 2014. The Mineral Resources estimate is based on all available data for Marigold.

The data verification was carried out by Silver Standard as described in Section 12 of this Technical Report. The validation checks and detailed exploratory data assessments were carried out prior to constructing the Mineral Resources model. The Mineral Resources estimate was prepared by Karthik Rathnam, MAusIMM (CP) under the supervision of James N. Carver, SME Registered Member, using Mintec’s MineSight software version 9.10 and the same is presented in this Section 14.

14.2	DRILLHOLE DATABASE

The digital drillhole database in Microsoft Access contains a total of 6,860 drillholes (6,830 RC drillholes and 30 diamond core drillholes) with a total footage of 4,453,452 feet. The Microsoft Access drillhole database includes collar coordinates, downhole survey, assay, rock type and oxidation details in separate tables. All relevant validation checks were carried out in Microsoft Access and fire assay equivalent and cyanide assay equivalent gold values were calculated as explained in Section 12, prior to exporting the tables to comma delimited format files for import into MineSight. Once imported, the database was checked for errors using the validation tools available with the MineSight software.

14.3	DOMAINING

The gold mineralization at Marigold is closely associated with the intersection of high angle fault structures and favorable horizons intersecting these structures. Favorable host rocks in the Antler sequence are the debris flow horizon in the Edna Mountain Formation, interbedded limestone, sandstone, siltstone and conglomerate of the Antler Peak Limestone and conglomerate within the Battle Formation. Favorable host rocks of the Valmy Formation are quartzite and interbedded quartzite – argillite.

The Marigold deposit is divided into five broad domains based on:

•	orientation of the mineralizing structures;

•	density of structures;

•	orientation of the mineralized zones; and

•	grade distribution.

The five broad domain areas as shown in Figure 14-1 are:

•	Basalt & Antler Pit areas;

•	Target II, Mackay & the Terry Zone complex;

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•	Hercules (includes 8 South, 8 North and Terry Zone North) complex; and

•	5N/5NE deposits.

Figure 14-1: Location of the five major domains over depleted topography

Source: Silver Standard, 2014

Geological mapping and drillhole data was used to identify the major structural orientations that control the distribution of mineralization at Marigold. These orientations trend north-south, north-east and north-west and are shown in Figure 14-2.

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Figure 14-2: Oblique plan view showing the major interpreted structures NS (red),

NE (blue) and NW (green) with respect to pit locations

Source: Silver Standard, 2014

An envelope of 100 feet around the high angle structures was developed around the interpreted structures to represent the high angle domains. Figure 14-3 shows a typical cross section with interpreted structures and high angle domain envelopes.

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Figure 14-3: Typical EW cross section along 10300N mine grid showing the major structures (in brown), high angle domains (green envelopes), mineralized zone

(magenta envelopes), internal waste (blue envelopes)

Source: Silver Standard, 2014

The first drillhole intercept of the formational contact along with the interpreted structural data were used to generate the bottom surface for Alluvium, the bottom of the Havallah/top of Antler sequence and the top of the Valmy Formation. The Antler and Valmy Formations are considered as two different formational domains for the exploratory data analysis and grade estimation process.

The base of the oxide and transition zones were interpreted based on geological logging and analytical data. Figure 14-4 shows a typical cross section with different rock type/formation contacts and the oxide/transition surfaces.

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Figure 14-4: Typical cross section with different rock type/formation contacts and the oxide/transition surfaces

Source: Silver Standard, 2014

14.4	GEOLOGICAL INTERPRETATION

Geological interpretations of structures and rock types were initially carried out on east-west cross sections every 100 feet and with select north-south long sections and oblique sections as a part of the iterative process. The interpretations were carried out in MineSight.

Mineralized envelopes were delineated using a breakeven cut-off (further discussed in this section and Section 15 of this Technical Report) greater or equal to 0.003 oz/t bench (25 feet) composite gold values in cross sections (east-west) 100 feet apart with a clipping of 50 feet on either side. Bench composites rather than mineralized drillhole widths were used to define the ore zones as selective mining is not considered as a mining option. The mineralized envelopes define the ore zones within which the gold grades were estimated. All known and interpreted structures were considered when the mineralized envelopes were generated. The internal waste (Au less than 0.003 oz/t) within the mineralized envelopes was delineated wherever possible. A typical cross section is shown in Figure 14-5.

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Figure 14-5: Typical east-west cross section along 10300N mine grid with ore envelopes

(brown solid lines – interpreted major faults)

Source: Silver Standard, 2014

The complex nature of the mineralized envelopes made it impractical to create 3D wireframes. The mineralized and waste envelopes from the cross sections were sliced at 25 foot bench plans and were used to define the mineralized and unmineralized envelopes on each bench. The mineralized envelopes from the bench plans were viewed and verified on cross sections in an iterative process with any volume discrepancies corrected on plans and sections. A typical bench plan is shown in Figure 14-6.

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Figure 14-6: Typical bench plan (level-5050) mine grid showing mineralized (brown) and internal waste (green) envelopes with 25 foot bench composites

Source: Silver Standard, 2014

14.5	EXPLORATORY DATA ANALYSIS

Exploratory data analysis was carried out with following objectives to:

•	Understand the gold distribution and recognize any systematic spatial variation of gold grade with respect to major structures and rock units;

•	Identify distinctive geologic domains that should be evaluated independently in the resource estimation;

•	Find any data and analytical errors not identified in the data verification process; and

•	Improve the quality of the estimation by understanding the classical statistics of the dataset.

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The exploratory data analysis process involved visual inspection of the raw assay data to establish structural and mineralization trends. Twenty-five foot bench composites were created to match mining selectivity, these composites were viewed, and those composites within the mineralized envelopes were flagged for domains using the following criteria:

•	Location – Basalt/Antler, Target II, Mackay & Terry Zone, Hercules and 5N/5NE.

•	Formation – Antler, Valmy.

•	Structural Domain – High Angle or Low Angle Domain.

There are 31,971 bench composites flagged as within the mineralized envelopes. Table 14-1 provides the basic statistics of gold grade broken down by domain.

Table 14-1: Basic Au oz/t statistics of 25 foot bench composites within the mineralized envelopes by domain

Location	Formation	Structural Domain	No. of Samples	Min	Max	Mean	SD	CV
Basalt	Antler	Low Angle	1,220	0.000	0.165	0.012	0.013	1.138
	Valmy		3,998	0.000	0.380	0.019	0.029	1.505
Target	Antler	Low Angle	1,074	0.000	0.123	0.008	0.010	1.131
		High Angle	1,013	0.000	0.167	0.011	0.011	1.019
	Valmy	Low Angle	1,922	0.000	0.189	0.010	0.012	1.218
		High Angle	2,498	0.000	0.461	0.012	0.018	1.479
Mackay & Terry Zone	Antler	Low Angle	1,809	0.000	0.261	0.012	0.018	1.467
		High Angle	1,069	0.000	0.264	0.015	0.020	1.327
	Valmy	Low Angle	8,785	0.000	0.526	0.013	0.019	1.469
		High Angle	4,966	0.000	0.426	0.014	0.026	1.7993
Hercules	Antler	Low Angle	1,718	0.000	2.527	0.031	0.079	2.544
	Valmy		1,619	0.001	0.284	0.014	0.021	1.514
5N/5NE	Antler	Low Angle	259	0.003	0.219	0.020	0.028	1.377
	Valmy		21	0.003	0.056	0.009	0.012	1.360

14.5.1	Outlier Restriction

Bench composites were examined for presence of local high grade outliers, and these are very closely associated with the high angle structures and favorable rock types. The high grade outliers were restricted to certain grade and distance during the grade interpolation process instead of being cut to a specific grade value (see Table 14-2).

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Table 14-2: Outlier restriction values and distance for various domains

Domain	Formation Domain	Structural Domain	Outlier Range in feet	Outlier Au oz/t
Basalt	Antler		50	0.065
	Valmy		75	0.120
Target	Antler	Low Angle	50	0.050
		High Angle	50	0.040
	Valmy	Low Angle	75	0.060
		High Angle	75	0.070
Mackay	Antler	Low Angle	50	0.050
		High Angle	50	0.090
	Valmy	Low Angle	75	0.090
		High Angle	75	0.105
Hercules	Antler		50	0.250
	Valmy		50	0.060
5N	Antler		50	0.105
	Valmy		50	0.105

The contact between different domains can be hard, firm or soft. Hard contacts do not allow sharing of samples across boundaries during estimation, whereas soft boundaries permit sample sharing across boundaries. Firm boundaries allow sample sharing across boundaries but are generally restricted to a pre-determined distance from the boundary. Contact plots were generated using the composite samples within mineralized envelopes to analyze the gold grade behavior along the contact between the Valmy Formation and Antler sequence and between the oxide and fresh material. Figure 14-7 is the contact plot for the Antler sequence and Valmy Formation, which indicates a soft boundary.

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Figure 14-7: Contact plot between Antler sequence and Valmy Formation

Source: Silver Standard, 2014

Figure 14-8 is the contact plot for oxide and fresh material and indicates a soft boundary.

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Figure 14-8: Contact plot between oxide and fresh material

Source: Silver Standard, 2014

14.6	MATERIAL DENSITY

The historical Mineral Resources estimate and the tonnage for the current production are calculated based on a uniform tonnage conversion factor (“TCF”) of 12.9 ft3/t for all rock types. The testwork carried out to arrive at this TCF value was poorly documented, and in 2014 additional measurements were carried out in order to validate the TCF value. A total of 713 core samples were collected from diamond core drillholes for dry bulk density determinations at the Marigold onsite laboratory. Out of the total of 713 samples, 98 samples represented Antler sequence, 604 samples represented Valmy Formation and 11 samples were from late Cretaceous intrusives.

The following methodology was used to measure the bulk density of the half core samples:

1.	A thoroughly dry core sample is weighed in air;

2.	The sample is saturated with water; and

3.	After saturation, the sample is weighed while suspended in water and then the saturated sample is weighed in air.

The three weights, (dry in air, saturated in water and saturated in air) are then used to calculate the dry bulk density of the sample.

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The bulk densities for the Valmy Formation were binned up at 500 foot increments and the mean of the densities was plotted to generate a linear regression line. The depth range of 0 to 500 feet was omitted while generating the regression curve, as there were only three samples. The statistics of the densities in the bins and regression graph for TCF are shown in Table 14-3 and Figure 14-9, respectively. In general, the bulk density increased with depth for depths with statistically meaningful populations.

Table 14-3: Statistics on dry bulk density (metric tonne/m3) in 500 foot bins

From	To	Count	Min	Mean	Max	St. Dev	Midpoint
0	500	3	2.614	2.63	2.64	0.014	250
500	1000	180	2.114	2.51	2.74	0.112	750
1000	1500	114	2.227	2.57	2.69	0.090	1250
1500	2000	221	2.227	2.64	3.04	0.058	1750
2000	2500	86	2.372	2.64	2.76	0.047	2250

Figure 14-9: Linear regression of the mean value of TCF based on 500 foot bins

Source: Silver Standard, 2014

The depth of each block from the original unmined topographic surface was calculated using MineSight. The depth was then used to calculate the TCF for each block (Antler sequence and Valmy Formations) in MineSight based on the linear equation derived from the above graph. The depths used in the block model for different materials are summarized in Table 14-4.

Table 14-4: Summary of TCF for different material

Material	Depth (feet)	TCF
Alluvium/Backfill	>0.00	15.3
Havallah	>0.00	12.9
Valmy/Antler	0.0 - 1750	y=13.258-(0.0006*DEPTH)
Valmy	>1750	12.1

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14.7	VARIOGRAMS

Correlograms were used in this Mineral Resources estimation process as a tool to describe the pattern of spatial continuity, or strength of the spatial similarity of a variable with separation distance and direction. A correlogram measures the correlation between data values as a function of their separation distance and direction. Correlograms were generated using the domain coded composite data using MineSight software, Minesight Data Analyst Module 2.80-03. Structural information from mapping and interpreted structures determined from the orientation of gold grades were used as a guide in the selection of the along strike, across-strike and along dip directions.

The correlogram was completed for different domains, and the parameters are tabulated in Table 14-5.

Table 14-5: Correlogram parameters used for estimation in different domains

		X	Y	Z	X	Y	Z	X	Y	Z
Location	Domain	First Structure			Second Structure			Direction/Dip			Nugget C0	C1	C2
Basalt		75	150	75				70/20	355/15	285/15	0.176	0.854
Mackay & Target	High Angle Domain	165	200	13	425	450	80	20/20	330/-70	275/20	0.35	0.13	0.52
	Low Angle Domain	65	100	27	390	500	148	70/20	355/15	285/15	0.15	0.28	0.57
Hercules		90	85	22	553	590	100	70/20	355/15	285/15	0.15	0.55	0.3

14.8	BLOCK MODEL AND GRADE ESTIMATION

The Mineral Resources block model was created using MineSight version 9.1. The block model limits and the block sizes are summarized in Table 14-6.

Table 14-6: Block model limits

	Minimum	Maximum	Block Size
Eastings	7000	21500	20
Northings	1000	19000	25
Elevation	3600	6350	25

The block dimension was selected based on drillhole spacing, and approximately one-third of the drill spacing and block heights match the future mine bench heights. The block model attributes are tabulated in Table 14-7.

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Table 14-7: Block model attributes

Item Name	Item Description
TOPO	Percentage of block below the topography (September 30 Topo)
ORE3	Defines ore or waste blocks: Ore=1, waste = 0
ORE3%	Percentage of ore within the block
AUNN	Gold Value for Nearest Neighbour (NN) model
AUKR	Gold value- Kriged estimate
CAT	Resource category: Indicated=2, Inferred=3, Blue Sky=4
SDOM1	Low/High Angle Domain: Low Angle domain =2, High Angle Domain =5
SDOM2	Low/High grade blocks: Low grade block=2, High grade block=2
SDOM3	Location: Basalt=1, Target=2, Mackay=3, Hercules=4, 5N/5NE=5
RTYPE	Rock unit: 0- Backfill/dump, 1- Alluvium, 2- Havallah, 3-Antler, 4-Valmy
REDOX	Oxidation state: Oxides=1, Transitional=2, Sulphides=3
TCF	Tonnage conversion Factor - Refer Section, 14-6 Material Density for details
REC	Recovery - refer section 15 for detailed calculation

Histograms of the composites within the mineralized envelopes of the various domains were generated, and such histograms indicated a skewed distribution, with approximately 20% of the bench composites grades for all the domains with a gold grade below 0.003 oz/t indicating internal dilution. The limits of gold mineralization within the mineralized envelopes are difficult to interpret manually with these lower grade ranges, and a probabilistic approach needs to be taken to identify the higher grade and lower grade blocks to avoid overestimation of tonnages and smearing of higher grades into lower grade blocks. The probabilistic method chosen used indicators that were assigned by setting a value of 1 to each bench composite that had a gold value greater than or equal to Au 0.004 oz/t and assigning a value of 0 to composites below 0.004 Au oz/t. The values between 0 and 1 were then estimated into the blocks using ordinary kriging.

The distribution of the indicator estimates (values between 0 and 1) were compared with the frequency distribution of a nearest neighbor grade model to arrive at the probability percentage for a block to have a grade of 0.004 Au oz/t or higher (high grade domain). The percentages are different in different domains and show a close continuity to the composites and nearest neighbor model. The probability percentages used in different domains is shown in Table 14-8.

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Table 14-8: Probability percentages for blocks Au>0.004 oz/t

Domain	Probability Percentage
Basalt	65%
Target/Mackay	58%
Hercules	64%
5N	60%

The block model was tagged for each of the following, before the blocks were estimated:

•	The depleted topography as of September 30, 2014 was used to tag the percentage (TOPO) of in-situ material followed by the surface topography as of September 30, 2014 to incorporate all the dumps and backfills.

•	The ore and waste envelopes developed on bench plans were used to tag the Ore material/internal waste (ORE3) and percentage of ore material in each block.

•	The rock type/Formation surfaces were used to tag the RTYPE variable in the block model.

•	The surface developed for the top of transitional zone and fresh material was used to tag the REDOX variable in the model.

•	The structural domain (SDOM1) was tagged using the high angle structural envelopes.

•	The grade domain (SDOM2) was tagged using probability percentages developed as described above.

The composites were back tagged using the block model for the different domains and attributes described above.

The blocks were then estimated for gold value using ordinary kriging in 84 separate calculations, the search parameters used for the estimating of the blocks are attached in Appendix I.

14.9	MODEL VALIDATION

The block model was validated visually and statistically. Visual validation involved comparison of the composites and the estimated model grades in both plans and sections. Plans and sections were also checked for smearing of grades across stacked ore/mineralized zones and no smearing was identified. This validates the kriging parameters used in estimation of the blocks. A typical cross section and plan with estimated grades are shown below in Figure 14-10 and Figure 14-11, respectively.

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Figure 14-10: Typical east-west cross section along 10300N mine grid looking north with estimated whole block grades Au oz/t

Source: Silver Standard, 2014

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Figure 14-11: Typical plan mine grid 4950 elevation,

with estimated whole block grades

Source: Silver Standard, 2014

Checks for global bias were conducted based on domain basis and the relative percent differences from the kriged mean gold grades, against the nearest neighbor estimates, which was less than ± 5%.

Swath plots were generated for comparison of composite, nearest neighbor and kriged grades. These plots demonstrated good correlation between them. Figure 14-12 and Figure 14-13 are the swath plots for the Target and Mackay areas for the high angle and low angle domains, respectively.

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Figure 14-12: Swath plot for high angle domain – Target and Mackay areas

Source: Silver Standard, 2014

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AU oz/t
Easting
Northing
Elevation
Frequency
KRIGE BLOCKS
NN BLOCKS
COMPOSITES

Figure 14-13: Swath plot for low angle domain – Target and Mackay areas

Source: Silver Standard, 2014

14.10	MINERAL RESOURCES CLASSIFICATION

This Technical Report uses Mineral Resources classification terms that comply with the CIM (2010) definition standards adopted by NI 43-101. Under NI 43-101, the terms “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource” and “Measured Mineral Resource” have the meanings ascribed to those terms in the CIM (2010) definition standards. The following definitions are reproduced from the CIM (2010) definition standards:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and

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reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Geostatistics provides an assortment of tools to establish confidence levels on Mineral Resources estimates. One of these methods, called the Large Sample Normal Theory (B. Davis, 1997), involves the evaluation of the estimation variances for large blocks based on the annual production. This method gives an estimate of global confidence or confidence over large areas.

The process involves calculating the kriging variance using a series of theoretical drillholes at intervals averaging 50, 100 and 200 foot spacing in blocks that represent approximately one month’s production. The calculations are conducted over a series of drillhole grids in order to evaluate the variation in the results with respect to the spacing of the drill data. The single block kriging procedure in MineSight has been used to calculate the kriging variances.

The correlogram used to determine the kriging variance in the large block is derived from the actual bench composites. Because the correlogram was used, the normalized block kriging variance (a variable which is output from the ordinary kriging computation) was standardized to the underlying data by multiplying by the square of the coefficient of variation (CV=standard deviation/mean from the original 25 foot composite data). To determine the 90% confidence limit, the relative standard error is multiplied by 1.645 (95th percentile of a standard normal distribution).

The statistical criteria used for Indicated Mineral Resources is that the annual ore production should be known to at least ±15% with 90% confidence and that at least two drillholes are used to estimate a block. A drill grid spacing of 150 feet gives a 90% confidence level of ±11% for an annual production increment, as shown in Figure 14-4. The drill spacing of 150 feet is within the suggested limits of ±15%. The drill spacing of 150 feet was selected to ensure that the continuity of discontinuous high grade gold zones, along with the extent and shape of the mineralization, is sufficiently delineated to give a reliable estimate of tons and grade. Mineral Resources were

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classified as Indicated when a block was located within 116 feet to the nearest composite and one additional composite from another drillhole was within 165 feet. With these criteria, the drillhole spacing for Indicated Mineral Resources broadly corresponds to a 150 feet grid. One hundred sixteen feet corresponds to half the diagonal of 150 feet drill spacing plus 10%, and 165 feet corresponds to a 150 feet drill spacing plus 10%.

Figure 14-14: Confidence limits chart at 90% confidence level for annual production increment and various drillhole spacings

Source: AMEC, 2010

The drill spacing of 300 feet was selected for classification of Inferred Mineral Resources to ensure that there is a high probability of continuity of discontinuous high grade gold zones, along with the extent and shape of the mineralization. Mineral Resources were classified as Inferred when a block was located within 255 feet to the nearest composite. Two hundred and fifty five feet corresponds to half the diagonal of 300 feet drill spacing plus 10%. All other blocks that do not satisfy the below criteria were classified as blue sky. The Mineral Resources classification parameters used are presented in Table 14-10.

Table 14-9: Mineral Resources classification parameters

Category	Minimum composites	Distance to first composite in feet	Distance to second composite in feet
Indicated	2	117	165
Inferred	1	255

All the blocks that were estimated were initially classified as Blue sky (4), followed by Inferred (3) and Indicated (2) categories, respectively, based on the above parameters.

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The resource classification was inspected in plan and section for isolated clusters or group of blocks with dissimilar classification (see Figure 14-15) compared to the surrounding blocks. These isolated clusters are neither practical nor meaningful. The isolated cluster of blocks were either downgraded or upgraded while maintaining the volume change between Mineral Resources categories to within ±5%. Blue sky resources were not upgraded during this process.

Figure 14-15: Plan view of the block model showing isolated

block clusters with dissimilar Mineral Resources categories

Source: Silver Standard, 2014

Isolated blocks were identified by counting the number of similar or dissimilar blocks surrounding them, and the blocks identified in this process were downgraded or upgraded accordingly. Three iterations were run to consolidate the Mineral Resources categories using calculations run set-up within the MineSight multi-run option, while the overall Mineral Resources tonnage change for any of the Mineral Resources categories was maintained to within 5%. Table 14-10 shows the Mineral Resources category tonnage changes after consolidation of the Mineral Resources categories, while Figure 14-16 highlights the isolated blocks that were upgraded or downgraded.

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Table 14-10: Tonnage changes in Mineral Resources categories

	Original Ton	I iteration Ton	II iteration Ton	III iteration Ton
Tonnage Indicated	385,620,164	391,921,194	394,288,911	393,167,914
Tonnage Inferred	154,218,310	147,917,279	145,549,561	146,670,559
% change Indicated	0	2%	2%	2%
% change Inferred	0	-4%	-6%	-5%

Figure 14-16: Plan view of the Mineral Resources block model showing consolidated categories (Blue = Indicated category blocks; Yellow = Inferred category blocks)

Source: Silver Standard, 2014

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14.11	ORE RECONCILIATION

Reconciliation between resource model estimates and mined production is the most effective means of validating a block model estimate.

The ore control information for pits mined prior to 2000 are not available in 3D electronic formats. In addition, the tons and grade mined from individual satellite pits/phases are not well documented; however, the total ore tons milled and stacked on the leach pad is available. Therefore, while it was not possible to carry-out a reconciliation based on individual pits or phases, reconciliation was undertaken using the depletion surface at a cut-off grade of 0.005 Au oz/t for the total tons mined against the total tons milled and stacked on the leach pads as of September 2014. This information is presented in Table 14-11.

Table 14-11: Ore reconciliation as of September 2014

	Short Tons	Grade Au oz/t	Contained Ounces
Total milled and stacked on leach pad based on grade control data	175,289,645	0.0214	3,743,936
Total mined Indicated Mineral Resources	161,547,950	0.0210	3,386,417
Difference	13,741,695	0.0004	357,519
% Difference	8.5%	1.9%	10.6%

The Mineral Resources model shows an overall positive reconciliation of 10.6% on ounces, which may be attributed to the lack of fire assay value/cyanide soluble assay values for all samples within the mineralized envelope. Analysis of samples by fire assay methodology within the mineralized envelopes and below the current topography that have a cyanide soluble assay value of ‘0’ will have a positive impact on the Mineral Resources estimates, thus reducing the variation.

14.12	MINERAL RESOURCES

The Mineral Resources estimate for Marigold was calculated based on an optimized pit at a payable gold grade of 0.0019 oz/t (0.065 ppm) or 0.065 g/t (gold assay factored for recovery, royalty and net proceeds per block) using a gold price assumption of $1,500. The Mineral Resources has taken into account environmental, permitting, legal, title, taxation, mining, metallurgical, infrastructure, socio-economic, marketing and political factors and other constraints, as discussed in various sections of this Technical Report. A general discussion on the extent to which the Mineral Resources estimate could be materially affected by such factors and constraints can be found in Sections 4 (title matters), 20 (environmental, permitting and social factors), 22 (economic analysis) and 25 (interpretation and conclusions), among others.

The Mineral Resources estimate is based on all available data for Marigold. The Mineral Resources estimate is inclusive of the Mineral Reserves and is presented in Table 14-12.

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Table 14-12: Mineral Resources estimate (as at September 30, 2014)

Category	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (Moz)
Measured	—	—	—
Indicated	243.7	0.51	4.0
Inferred	13.4	0.46	0.2

Notes:

1.	James Carver, SME Registered Member (#509390) and Karthik Rathnam, MAusIMM (CP), are the Qualified Persons for the Mineral Resources estimate.
2.	The Mineral Resources estimate has been classified in accordance with CIM (2010) definition standards.
3.	Reported Mineral Resources are estimated below the as-mined surface as at September 30, 2014 and are inclusive of Mineral Reserves.
4.	Gold values have been estimated using ordinary kriging.
5.	Domain based outlier restriction on gold values ranging between 1.37 g/t and 8.58 g/t has been used for the Mineral Resources estimate.
6.	Densities for different lithological units have been calculated based on detailed test work carried out by Silver Standard and corresponds to the historical mine production.
7.	The Marigold drillhole database including collar survey, assay, lithology, oxidation and densities used for this resource estimate has been verified by James N. Carver, SME Registered Member, by conducting detailed verification checks, including QA/QC of location, geological, density and assay data.
8.	Mineral Resources include all mineralized material that has the potential for economic recovery of gold from an open pit supply to a ROM heap leach operation.
9.	The Mineral Resources estimate has been calculated based on an optimized pit at a cut-off grade of a payable gold grade of 0.065 g/t (gold assay factored for recovery, royalty and net proceeds per mineral resource block) with a gold price assumption of $1,500 an ounce.
10.	The cost, recovery and design parameters considered by optimization calculations for this Mineral Resources estimate are considered appropriate based on the current mine production.
11.	The reported Indicated Mineral Resources are regarded as appropriate for medium to long term production open pit planning and mine scheduling on a quarterly basis.
12.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. While the classification categories of Mineral Resources used in this Technical Report are recognized and required under Canadian regulations, the SEC does not recognize them and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.
13.	There are no known legal, political or environmental risks that could materially affect the potential development of the Mineral Resources at Marigold.
14.	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as millions of troy ounces (Moz).
15.	Figures may not total exactly due to rounding.

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15	MINERAL RESERVES ESTIMATE

This section describes the methodology and parameters used to estimate the Mineral Reserves for Marigold. The Mineral Reserves estimate as at September 30, 2014 considers all information used in the Mineral Resources estimate as at September 30, 2014 presented in Section 14 of this Technical Report.

This Mineral Reserves estimate is the first estimate prepared by Silver Standard for Marigold following the completion of the purchase of the Property from subsidiaries of Goldcorp and Barrick in April 2014. The Mineral Reserves estimate presented herein is reported in accordance with NI 43-101 and the CIM (2010) definition standards. Indicated Mineral Resources within the designed pits are considered Probable Mineral Reserves according to the CIM (2010) definition standards.

Seventeen pit optimization floating cones were run on the Mineral Resources block model at gold prices ranging from $700/oz to $1,500/oz in $50/oz increments. The ultimate pits and subsequent phase designs were developed from the $1,300/oz cones. The price assumption was based on an internal assessment of recent market prices, long-term forward curve prices, and consensus amongst analysts regarding price estimates. Mining costs are based on historical values and budgeted costs with a haulage component based on estimated haul cycle times. Processing and general and administrative costs were estimated on the basis of historical values and budgeted costs. Estimated sustaining capital costs, royalties, severance taxes, and reclamation costs are also included in the optimization costs.

The previous reported Mineral Reserves estimate for Marigold was as at December 31, 2012 and was reported separately and proportionally by Goldcorp and Barrick, previous owners of Marigold.

Since the 2012 Mineral Reserves estimate was released, the following activities have occurred:

•	Mining and processing has occurred resulting in 24.3 Mt at 0.0138 Au oz/t being mined from the 2012 Mineral Reserves model. This material is not included in Mineral Reserves estimate as at September 30, 2014;

•	A new Mineral Resources model was developed, as described in Section 14 of this Technical Report; and

•	A new pit design (and sub-phasing) was completed on the updated Mineral Resources estimate using current cost and pricing knowledge.

The Mineral Reserves estimate for Marigold was calculated using the as-mined surface as at September 30, 2014 and was made using the following assumptions and parameters:

•	The reserve classification converts Indicated Mineral Resources to Probable Mineral Reserves within the pit design. There is no Measured Resources category in the Mineral Resources model and Inferred Mineral Resources is not considered ore while calculating the Mineral Reserves.

•	The mining recovery is 100% within the pit design.

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•	The Mineral Resources were not diluted (see Section 14.11 of this Technical Report for reconciliation data).

•	The Mineral Reserves estimate assumes that mining operations will continue to use the current Marigold mining methods, as described in Section 16 of this Technical Report.

•	The cut-off grade estimated was 0.0019 oz/t payable Au or 0.065 g/t payable Au (gold assay factored for recovery, royalty and net proceeds).

15.1	MINERAL RESERVES ESTIMATE

The Mineral Reserves estimate herein is based on all available data for Marigold.

Table 15-1: Mineral Reserves estimate (as at September 30, 2014)

Category	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (Moz)
Proven	—	—	—
Probable	129.7	0.51	2.12

Total	129.7	0.51	2.12

Notes:

1.	Thomas Rice, SME Registered Member (#2693800), is the Qualified Person for the Mineral Reserves estimate.
2.	Trevor J. Yeomans, ACSM, P. Eng., is the Qualified Person who provided metallurgical parameters that were incorporated in the Mineral Reserves estimate.
3.	CIM (2010) definition standards were used in the generation of Mineral Reserves estimate classification.
4.	Mineral Reserves are contained within pit designs generated using Indicated Mineral Resources only and a gold price of $1,300 per ounce.
5.	Reported Mineral Reserves are estimated below the as-mined surface as at September 30, 2014.
6.	Mineral Reserves are estimated at a cut-off grade of 0.065 g/t payable gold grade.
7.	Mining costs are based on historical values and budgeted costs with a haulage component based on estimated haul cycle times.
8.	Processing and general and administrative costs were estimated on the basis of historical values and budgeted costs.
9.	The Mineral Reserves estimate is quoted within a pit design that utilizes geotechnical parameters proven from actual performance. The design was created using a geometry guideline from a Floating Cone algorithm that maximizes the Mineral Reserves cash flow.
10.	No mining dilution is applied to the grade of the Mineral Resources. Dilution intrinsic to the Mineral Resources estimate is considered sufficient to represent the mining selectivity considered.
11.	Average LOM strip ratio is 3.7 waste to ore.
12.	Metallurgical recovery formula was applied for gold using “nearest neighbor” model based on cyanide-soluble gold grades, calibrated to historically achieved recoveries.
13.	There are no known legal, political or environmental risks that could materially affect the potential development of the Mineral Reserves at Marigold.
14.	Tonnage and grade measurements are in metric units. Contained gold ounces ar reported as millions of troy ounces (Moz.)
15.	Figures may not total exactly due to rounding.
16.	This Mineral Reserves estimate assumes that all required permits have been obtained, as discussed under Section 20 of this Technical Report.

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15.2	CUT-OFF GRADE

The cut-off grade for Mineral Reserves was estimated based upon the metal price selected and current operating costs and metallurgical performance. Factors used in the cut-off grade determination are outlined in Table 15-1. Refining charges, royalty and net proceeds were also taken into account when estimating the cut-off grades.

An average recovery of 73% has been considered for the cut-off grade calculation as it represents historically achieved recoveries for the ROM heap leach.

Table 15-2: Economic parameters for Mineral Reserves estimate cut-off as at September 30, 2014

Material Type		Ore		Rock Waste	Alluvium/Dump

Gold Price Per Ounce	($/oz)	1,300
Oil Price Per Barrel	($/bbl)	100
Mining Cost Per Ton:	($/ton)	1.521		1.457	1.218
Processing Cost Per Ore Ton:	($/ton)	1.615
G&A Per Ore Ton:	($/ton)	0.790
Average Process Recovery (formula):	(%)	73.0%
Royalty/Net Proceeds:
Royalty	(%)	9.8	%(1)
Net Proceeds		5% of estimated profit per ounce
Refining Charge Per Ounce:	($/oz)	1.80
Cut-off Grade (Payable oz/t Gold):
Internal Cut-off	(oz/t)	0.0019

Note:

1.	Weighted average royalty rate of 9.8% over the LOM to 2027. Annual average royalty rate varies from 9.1% to 10.0%. For a further discussion of royalties, see Section 4 of this Technical Report.

15.3	METAL PRICE

The metal price used to calculate the Mineral Reserves estimate is $1,300/oz gold.

15.4	ROYALTIES AND NET PROCEEDS

NSR royalty payments vary between 3% and 10% of the value of production net of offsite refining costs which equates to an annual average ranging from 9.1% to 10%, as further described in Section 4 of this Technical Report.

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The State of Nevada imposes a yearly tax on the net proceeds of all mining operations conducted within the state, plus a yearly property tax on all fixed and mobile equipment employed by the mining operations. The net proceeds of mines tax is based on the income derived from sales of all products from the mine, less: royalties; mine, plant, and administration expenses sourced in the State of Nevada; development expenses paid during the year; prescribed depreciation of tangible assets according to set, pre-defined classifications contained in state regulations; and reclamation expenditures incurred during the year of the tax. A net proceeds tax of 5% was applied in the Mineral Reserves estimation.

15.5	DILUTION

No mining dilution was applied to the grade of the blocks. Dilution intrinsic to the Mineral Resources model is considered sufficient to represent the mining selectivity considered.

15.6	MINING RECOVERY

Mining recovery was taken to be 100% of the Indicated Mineral Resources. Inferred Mineral Resources were assigned as waste.

15.7	MINERAL RESERVES CLASSIFICATION

This Technical Report uses Mineral Reserves classification terms that comply with the CIM (2010) definition standards adopted by NI 43-101. Under NI 43-101, the terms “Mineral Reserves”, “Proven Mineral Reserves” and “Probable Mineral Reserves” have the meanings ascribed to those terms in the CIM (2010) definition standards. The following definitions are reproduced from the CIM (2010) definition standards:

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

There are no Proven Mineral Reserves within the pit designs.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The current Mineral Reserves are 100% Probable.

15.8	COMMENT ON MINERAL RESERVES

The current Mineral Reserves block model was estimated between the surveyed mine surface as of September 30, 2014 and the ultimate pit design.

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Marigold is an operating mine and as such all infrastructure is in place. The Qualified Person is of the opinion that the Mineral Reserves estimate for Marigold was prepared to industry best practices and conforms to the requirements of CIM (2010) definition standards. The Mineral Reserves are adequate to support mine planning.

The Mineral Reserves estimate by definition has taken into account environmental, permitting, legal, title, taxation, mining, metallurgical, infrastructure, socio-economic, marketing and political factors and other constraints, as discussed in various sections of this Technical Report. A general discussion on the extent to which the Mineral Reserves estimate could be materially affected by such factors and constraints can be found in Sections 4 (title matters), 13 (metallurgical testing), 14 (Mineral Resources), 16 (mining methods), 17 (recovery methods), 18 (project infrastructure), 20 (environmental, permitting and social factors), 22 (economic analysis) and 25 (interpretation and conclusions), among others.

The results of the economic analysis to support the Mineral Reserves estimate as described in Section 22 of this Technical Report represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Areas of uncertainty that may materially impact Mineral Reserves estimation include: commodity price assumptions; capital and operating cost estimates; Mineral Reserves estimation methodology; and geotechnical slope designs for pit walls, each as further discussed in Section 25.

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16	MINING METHODS

Marigold uses a standard open pit mining method with a current mining rate of 231,000 short tons per day. The mine undertakes conventional drilling and blasting activities with a free faced trim row blast to assure stable wall rock conditions. Electronic detonators have been in use for the past year to control the timing of the blasthole detonation in areas where 50 foot benches are being mined.

Mining is done on 50 foot benches for pre-stripping waste and secondarily for ore depending on production requirements; however, in the future, MMC may move to mine ore on 25 foot benches in order to minimize dilution. A single grade control sample for each blast hole is taken for each 25 foot that is drilled. For the 50 foot benches, two samples are taken for each blast hole. Sub drilling is not included in the sample. Blasting is done with Ammonium Nitrate and Fuel Oil blend (“ANFO”) and a sensitized ANFO emulsion.

Loading operations take place mainly with three primary loading shovels. Backup loading is done with a front end loader. Waste and ore haulage is performed with a fleet of 320 ton primary haulers and a backup fleet of 190 ton trucks.

Equipment maintenance is performed onsite for all equipment. There are no contractor mining operations onsite, except in respect of drilling and blasting, as discussed below.

16.1	GEOTECHNICAL, HYDROLOGICAL, PIT AND OTHER DESIGN PARAMETERS

Historically, Marigold pits were designed with inter-ramp angles (“IRAs”) between 47 degrees and 49 degrees. The primary rock, a quartzite in the Valmy Formation, dips in a westerly direction at 40 degrees to 70 degrees. The east high-wall which has rock dipping out of the face is designed at 47 degrees, while the west high-wall with the rock dipping favorably into the face is designed at 49 degrees. Achieved IRAs range between 45 degrees and 50 degrees. As many of the interim and final pit walls are within the Valmy Formation, the 50 degrees steeper angle is thought to be achievable for future pit designs within the same rock unit (Knight Piésold, 2014).

There is a long history of mining activity at Marigold in the quartzite with its attendant geotechnical characteristics. Knight Piésold Ltd. (“KP”) (2014) reviewed the geotechnical parameters for the Property, and is in agreement with the angles chosen for the high-wall slopes. Marigold is currently trialing a 51 degree pit wall inter-ramp slope angle in the western wall of the phase 1 Mackay pit. This trial will end in January or February of 2015 and the suitability of the wall angle will be assessed at that time.

A Geotechnical Management Plan (“GMP”) for Marigold began in 2011. The GMP was based on the GMP that Barrick used at its sites in Nevada, and is continually updated with information as mining progresses.

In 2012, a robotic high-wall monitoring station was installed at a primary mining location to survey prisms placed strategically on high wall catch benches. The survey instrument runs 24 hours a day and the prisms are monitored on an hourly basis to track any high wall movement.

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An email alarm system notifies key personnel if movement surpasses a threshold level. This station will be moved to new locations as the phases of mining advance throughout the Property.

All mining has been completed above the regional water table. The Mineral Resources extend below the water table, but mining in this area is not permitted at the current time. A hydrological study was initiated in 2012 for submittal with the next NEPA permit application, which will request permission to dewater the pit areas and lower the water table by pumping.

Haul road and ramp width is designed for two way traffic use by 320 ton trucks. The total width including berms and ditches is 120 feet. The roads follow topography external to the pit and do not exceed a 10% grade. Ramps inside the pits are designed at 10%.

Waste dumps are placed in lifts of 50 feet to 150 feet high, with benches left on outside edges for a final 3:1 slope pushdown. With the short lifts and benches on the waste dumps, there has been no dump stability issues on the Property.

The leach pad is built similarly with lifts of 20 feet to 30 feet in height with benches left on outside edges for pushing down to a final 3:1 slope. The leach pad is permitted to 400 foot height. As each new leach pad cell is designed and permitted, a geotechnical analysis is completed for the design. No issues with stability have been seen during the life of the Property.

16.1.1	Pit Optimizations and Designs

Pit optimizations and subsequent pit designs were completed by Independent Mining Consultants Inc. (“IMC”) (IMC, 2014). Pit cash flow optimizations and designs were performed from July to September 2014 on the current Mineral Resources estimate.

The cash flow optimizations were performed using Floating Cone algorithm. IMC developed operating mining costs for the existing mining fleet for the pit optimization process. The mining cost for the cones was based on the “total mining net of haulage” mining costs, which are presented in Table 16-1 in addition to ore and waste haulage costs that were incorporated into the block model on a block by block basis.

The ROM leach recovery model, as developed by Silver Standard, was also incorporated into the Mineral Resources block model on a block by block basis. To facilitate the calculations, and also the Mineral Resources tabulations, variables for recovered gold (gold x recovery) and payable gold (gold x recovery x (1 – royalty) were incorporated into the model. Payable gold cut-off grades were established at 0.0019 oz/t and 0.0030 oz/t, respectively, for internal cut-off and breakeven cut-off. Internal cut-off is based on pit rim routing so the only mining cost charge is the increment between the ore and waste mining costs. Breakeven cut-off includes the ore mining cost.

Mining and processing costs for the evaluation include sustaining costs. The processing costs include sustaining capital and reclamation costs to close the leach pad. Mining costs include sustaining capital. Mining costs also include some reclamation charges and the Marigold analytical laboratory since the vast majority of the lab work involves assays of production blast holes for ore control.

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A time value of money component was also incorporated into the calculations. Given a nominal interest rate of 5% and a maximum mine advance of 12 by 25 foot benches per year, this is a nominal rate of 0.417% per bench. Overall slope angles used in the optimization are presented in Table 16-2.

Seventeen floating cones were run at gold prices from $700/oz to $1500/oz in $50/oz increments.

The $1300/oz gold price cone was selected as a guide to develop the ultimate pit and subsequent pit phase designs.

Geotechnical review recommendations provided by KP (2014) on pit slope geometry were incorporated into the pit designs. Haul roads were designed to 120 feet widths at a maximum grade of 10%. A berm width range from 23.7 feet to 28.4 feet is designed for every 50 feet bench height.

Table 16-1: Economic parameters for pit optimization

Material Type		Ore		Rock Waste	Alluvium/Dump

Gold Price Per Ounce	($/oz)	1,300
Oil Price Per Barrel	($/bbl)	100
Mining Cost Per Ton:	($/t)	1.521		1.457	1.218
Processing Cost Per Ore Ton:	($/t)	1.615
G&A Per Ore Ton:	($/t)	0.790
Average Process Recovery (formula):	(%)	73.0%
Royalty/Net Proceeds:
Royalty	(%)	9.8	%(1)
Net Proceeds	(%)	5% of estimated profit per ounce
Refining Charge Per Ounce:	($/oz)	1.80
Cut-off Grades (Payable oz/t Gold):
Internal Cut-off	(oz/t)	0.0019

Note:

1.	Weighted average royalty rate of 9.8% over the LOM to 2027. Annual average royalty rate varies from 9.1% to 10.0%. For a further discussion of royalties, see Section 4 of this Technical Report.

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Table 16-2: Overall slope angles by Azimuth

Azimuth	Slope
0.0	48.0
35.0	48.0
55.0	45.0
125.0	45.0
145.0	48.0
215.0	48.0
235.0	50.0
305.0	50.0
325.0	48.0
360.0	48.0

16.2	PIT PHASES AND TIMING

The pit optimization for the LOM plan was derived using a floating cone algorithm utilizing a break even recoverable gold value of 0.0019 oz/t. The optimized pit was built into an overall pit design that includes access and takes into account geotechnical considerations for designed highwall angles. The overall design has three distinct areas. The main Mackay pit contains just over 92% of total contained ounces in the LOM plan, with the smaller Hercules and 5 North pits accounting for the remaining contained ounces. The current ultimate pit is designed into 14 pit phases, including 3 satellites. A graphical presentation of the 14 pit phases is outlined in Figure 16-1.

The Mackay pit was designed into phases in an attempt to provide a consistent flow of ore to the leach pad over the LOM. The ultimate Mackay pit design was divided into nine phases each containing haul road access. Two of the phases were then subdivided into smaller phases to better deliver ore to the leach pad in a consistent manner for years when there was a shortage of ore compared to the capacity available on the leach pad. Hercules is a single phase, with 5 North containing two small phases in the design. The detail totals of the phasing are shown in Table 16-3.

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Table 16-3: Mining phase design summary

Phase Name	Ore kTons	Waste kTons	Strip Ratio
Mackay 1	5,300	6,600	1.24
Mackay 2	30,600	84,000	2.74
Mackay 3a	16,200	62,200	3.84
Mackay 3b	15,800	60,600	3.84
Mackay 4	14,200	48,000	3.38
Mackay 5	23,800	109,800	4.61
Mackay 6a	500	800	1.60
Mackay 6b	1,900	7,900	4.16
Mackay 7	4,800	19,500	4.06
Mackay 8	20,800	73,800	3.53
Mackay 9	3,200	11,400	3.56
Hercules 1	2,100	20,200	9.18
5-North 1	1,300	12,500	9.62
5-North 2	2,500	16,800	6.72

Total	143,000	534,100	3.73

16.3	PRODUCTION RATES, MINE LIFE, DIMENSIONS AND DILUTION FACTORS

Mining is scheduled 24 hours per day, 365 days per year on a rotation of two 12-hour shifts. The mine production rate was increased at the beginning of 2014, with the addition of an electric rope shovel, from 60 million tons per year to a planned rate between 80 million to 85 million tons per year. The current mine plan provides 13 years of operational life, including nine years of active mining followed by four years of processing of the heap leach pads. Ore delivery to the ROM leach pad is planned at an average annual production of 15.4 million tons. This would yield 150,000 to 200,000 ounces of gold recovered each year.

The current pit design has three main pit areas: Mackay, Hercules and 5 North. The Mackay pit contains 96% of the Mineral Resources ore tons and has been designed with 11 phases. The Hercules pit contains 1% of the Mineral Resources with one phase, while 5 North, with two small phases, contains the remaining 3%. The Mackay ultimate pit is approximately 2.98 miles long, 0.75 miles wide and has a planned maximum depth of 1,000 feet. The ultimate pit, including Hercules and 5 North, is presented in Figure 16-1.

In general, ore will be mined on 25 foot benches, but 50 foot benches will be mined when operations require.

The mineralized zones are structurally controlled and strike in a generally northerly direction. They vary in width throughout the Property from three feet or less, up to 130 feet long and 160 feet wide. In the LOM model, there is no dilution or mining loss added to the Mineral Reserves for planning and scheduling.

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Figure 16-1: Marigold ultimate pit (end of year 2023)

Source: Silver Standard, 2014

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16.4	STRIPPING REQUIREMENTS

The LOM strip ratio is 3.75:1. Stripping requirements are fairly consistent over the life of the main Mackay pit area at an average strip ratio of 3.55:1. The stripping requirements for the three satellite pits are planned to be above the LOM average. Mining of the satellite pits is planned to occur between years 2017 and 2020 with an average strip ratio of 8.44:1. The current fleet of 18 x 320 ton trucks is planned throughout the life of the Property at the current mining rates. Figure 16-2 shows the annual production schedule for the LOM, including ore tons mined, waste tons mined and strip ratio.

Material Mined
Kt mined
Strip Ratio
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2015
2016
2017
2018
2019
2020
2021
2022
2023
Ore Tons
Waste Tons
Strip Ratio

Figure 16-2: Mine annual production schedule

Source: Silver Standard, 2014

16.5	REQUIRED MINING FLEET AND MACHINERY

The equipment list for the Marigold mining fleet is presented in Table 16-4. As of the date hereof, MMC does not employ contractor mining, except with respect to drilling and blasting, as discussed below.

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Table 16-4: Marigold mining fleet equipment list

Number of Pieces	Equipment Name & Class
12	Hitachi EH5000 320 to 335 ton capacity Haul Trucks
6	Komatsu 930E 320 ton capacity Haul Trucks
1	Joy Global 4100 XPC 73 yd3 capacity Electric Rope Shovel
2	Hitachi EX5500 37.5 yd3 capacity Diesel Hydraulic Shovels
1	Komatsu WA1200 27 yd3 capacity Wheel Loaders
4	Ingersoll Rand DML blasthole Drills
2	Atlas Copco PV271 blasthole Drills
2	Caterpillar 834 Wheel Dozers
1	Caterpillar Tiger Wheel Dozer
5	Caterpillar D10N Track Dozers
1	Caterpillar D11N Track Dozer
2	Caterpillar 789B Water Trucks
3	Caterpillar 16H and 16M Motor Graders
2	Lube/Fuel Trucks
1	Caterpillar 789B Haul Truck

16.6	ORE CONTROL DRILLING AND METHOD

Blasthole sampling is used to define ore zones. A grade control sample is taken every 25 feet of drilling. A sampling device resembling an upside down hollowed out rocket is placed through the deck of the drill with a sample bag inserted into the sampling device to catch the drill cuttings. There are two samples, a top and a bottom sample, for each hole. Benches are mined at either 25 foot in ore or 50 foot in stripping areas. If ore is encountered in the stripping areas on the 50 foot benches, it is mined at that bench height in order to maintain pit productivity. A dilution factor is added to the monthly survey using a 3.5 foot rind around ore shapes at the calculated grade for the shape. This is added to the surveyed tonnage for the bench and reported as ore mined during the month. If there is ore encountered in both the top and bottom and the zone is large enough to mine at the 50 foot bench, without adding significant dilution, it is mined at that full depth. If the ore is not vertical throughout the entire bench, an economic and pit productivity analysis is done on the mineralization and a decision is made whether to split the bench and mine the ore at 25 foot or send the full block to the waste dump.

Each blast hole sample is analyzed for gold at the laboratory facility onsite. A cold cyanide digestion is performed on each sample in order to determine the quantity of cyanide soluble gold contained in the sample. Due to the non-destructive analysis method of the cold cyanide leach, it generally does not measure the total amount of gold in a sample. At Marigold, one of every five blast hole samples is assayed for total gold content using fire assay with a gravimetric finish. The fire assay results (Au oz/t) from the blast holes, along with fire assay results (Au oz/t) from exploration drillholes in the pit area and cyanide soluble assay results (Au oz/t), are used to determine a fire assay to cyanide soluble ratio for the pit area. This ratio is applied to all remaining cyanide soluble assays in the blast to calculate a total gold value contained in each blasthole.

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Fire assay grades associated with each blasthole are entered into the grade control (blasthole) model. The blast pattern is then converted to a blasthole block model with block sizes of 10 feet by 10 feet by 25 feet. The blast hole data is kriged using ordinary kriging in two dimensions on the bench. If there are enough blocks above the cut-off grade to make a mineable shape of ore, this is blocked out and surveyed in the pit with ore flags for mining to be sent to the leach pad for processing.

16.7	DRILLING AND BLASTING

Blasthole drilling is performed with two Atlas Copco PV271 rigs which drill with both rotary and hammer drill bits as well as four to five Atlas Copco DML rigs that drill with hammer bits. The rigs drill 8 3/4 inch diameter blast holes. The PV271 rigs can drill to 55 feet in a single pass. The DML drills can drill to 34 feet in a single pass.

The normal explosive is a heavy ANFO, which is a blend of ANFO and emulsion, which is placed by a combination of contractor and Marigold employees. An emulsion product is also used for wet holes due to ground water in the winter and fall and in harder digging areas of the pit, to assist in breaking the rock.

The blast patterns are adjusted for the two bench heights and also for rock conditions. Typically the patterns are 24 feet by 21 feet for the 50 foot benches and 25 feet by 22 feet for the 25 foot bench heights. Five feet of sub-drilling is added to each hole to assist in breaking the toe of the bench. The ore host rock, generally, breaks well with blasting to provide a good ROM leach feed to the pad. Electronic detonators are used to control the timing of the blasthole detonation. The typical fragmentation is P80 of eight inches.

A trim blast is performed around the limits of the mining on final high wall configurations. This is a four row pattern that is shot to a free face to minimize blast damage and vibration into the high walls. Historically a presplit blasting pattern has been used on final high walls to assure good wall conditions and minimize the potential for a wall failure. A new crest and catch bench is formed every 50 vertical feet of mining that ranges from 22 to 30 feet depending on the high wall angle.

The average powder factor for the period of January to August 2014 was 0.53 lbs of ANFO/emulsion per ton.

16.8	LOADING OPERATIONS

Loading operations are performed with one electric Joy Global 4100 XPC rope shovel with a 73 yd3 dipper, two diesel-hydraulic Hitachi EX5500 shovels with 37.5 yd3 dippers and one Komatsu WA1200 wheel loader with 27 yd3 bucket. Both shovels utilize double side loading with the loader utilizing single side loading. Digging faces are defined by ore control and are marked in the field with flags and on maps that are provided to the operators. Also installed in all loading units is a high precision digging screen that is a module of the Modular Dispatch system. The screen, located in the operators cab, updates in real time to show the location and grade of the ore block being mined.

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The loading operations manpower consists of 20 personnel per annum.

16.9	HAULING OPERATIONS

Excavated rock is loaded into haul trucks and sent to either waste dumps or leach heaps based on the average gold grade of the material loaded. Waste rock is hauled to the main waste stockpile west of the pits known as the Trout Creek Waste Facility or to previously mined-out areas for backfilling of pits. Pit backfilling is a requirement at Marigold due to permitting restrictions and current land position. Backfilling plans are reviewed and adjusted to minimize the potential for sterilizing future mineralization. Minimizing waste haulage distance to the nearest facility is attempted to improve mining productivity. Ore is hauled to the leach pad facility and stacked in lifts for processing. Pit and dump progression stages at the end of each of Year 2015, 2017, 2019, 2021 and 2023 are presented in Figure 16-3 to Figure 16-7.

Marigold has a mixed fleet of haulage trucks. The fleet is comprised of 18 x 320 ton haulage trucks from Hitachi (12) and Komatsu (6). A 190 ton Caterpillar 789B haul truck is utilized as a backup hauler but is limited by which loading units can safely load the small truck. All trucks are utilized for waste and ore haulage. The waste haul averages 1.7 miles and the ore haul averages 2.9 miles.

An average of 70 personnel per annum are required for the haulage operations over the LOM.

A Modular Dispatch system is utilized to optimize fleet management. Trucks are sent haulage assignments according to priorities set for the loading units and which loading unit has a need for a truck at that time.

From December to February, there is snow, fog and freezing temperatures. However, there is a minimal amount of downtime due to the weather in most years.

16.10	MINE SUPPORT

Mine support functions are performed with a diversified number and types of equipment. These include water trucks, dozers and graders as well as other non-operated ancillary equipment such as the robotic high-wall monitoring station. Mine support functions include ripping of leach pads after a panel is completed, slope stability monitoring, road and access maintenance, and exploration drill pad development. This work is completed with a fleet of Caterpillar D8, D10 and D11 class track dozers and Caterpillar 16H and 16M motor graders.

The mine support manpower consists of approximately 42 personnel per annum.

16.11	MINE MAINTENANCE

Mine maintenance is an integral function of the mining operations and relates to the day-to-day upkeep of the mining equipment. Activities such as preventive maintenance, equipment rebuilds and fixing equipment on breakdowns are all included in the mine maintenance function. The

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objective is to provide efficient maintenance of the mining fleet, thereby increasing reliability and availability of this equipment through effective strategies, planning and continuous improvement. High levels of equipment availability and reliability facilitate operational and delivery performance, resulting in asset intensity reduction, and reduced direct operational and maintenance costs.

The mine maintenance manpower consists of 111 personnel per annum.

16.12	MINE GENERAL AND ADMINISTRATION

Mine General and Administration (“G&A”) refers to all day-to-day supervision and engineering support of mining operation activity. Expenses included in the mine G&A are mine salary labor charges and fringe benefits, mine office supplies, safety supplies, equipment rentals and leases, light vehicle tires, miscellaneous contract services, travel expenses, training, tax and freight charges.

An average of 17 personnel per annum are deployed under the mine G&A.

16.13	MINE SAFETY

Marigold has one mine rescue and emergency response team which is trained to competently assess accident conditions and fight fires. The team consists of 36 responders. There is one ambulance available on site. The Property is set up with hydrants and appropriate connectors, hoses, and wrenches at strategic locations. For mobile equipment fires, the Property is set up with large water trucks equipped with water monitors. Marigold also has access to and utilizes either the Valmy Fire Department (three miles away) or Battle Mountain Fire Department (18 miles away), when required. There is periodic training for the Marigold rescue teams in order to assure effective participation in any recovery operations in an event of a mine incident or accident.

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Figure 16-3: End of production year 2015

Source: Silver Standard, 2014

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Figure 16-4: End of production year 2017

Source: Silver Standard, 2014

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Figure 16-5: End of production year 2019

Source: Silver Standard, 2014

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Figure 16-6: End of production year 2021

Source: Silver Standard, 2014

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Figure 16-7: End of production year 2023

Source: Silver Standard, 2014

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17	RECOVERY METHODS

17.1	INTRODUCTION

The Marigold processing plant and facilities incorporate industry standard ROM heap leaching, carbon adsorption, carbon desorption and electro-winning circuits to produce a final precious metal (doré) product.

ROM ore is delivered to the leach pad by haulage truck and stacked in 20 foot to 40 foot lifts. Pebble lime, used for pH control, is added to the haulage trucks from a storage silo prior to dumping. Fresh and spent ore are both ripped and cross-ripped. Final solution distribution to the pad is through a series of header and sub-header lines followed by drip tubing on the surface and impact sprinklers on fresh ore side slopes. The overall barren solution application rate to the leach pads is 0.0030 to 0.0035 gpm/ft2.

17.2	LEACHING SOLUTION TO THE PAD

The Marigold heap leach solution processing facilities consist of two barren, four pregnant, and one storm water/overflow solution pond. Ancillary facilities include solution pumps and piping, two separate sodium cyanide addition facilities, one sodium hydroxide addition system (barren solution pH adjustment) and three locations for anti-scalant addition.

The heap leach pad was originally constructed in 1990, and since then has expanded into 18 separate cells (with an additional cell permitted). Barren leach solution (cyanide bearing solution, very low in gold grade) is applied selectively to different areas of the pads. Approximately 4.3 million square feet of pad area is being leached at any given time. Currently, Cells 1, 2, 7, and 8 of the pad are inactive and in drain down phase. The remaining cells are active, except for Cell 19 which is not yet constructed. The barren leach solution is pumped to the leach pad by two independent barren solution distribution systems and one lean solution pumping system. A lean solution is collected separately from heap outlet pipes carrying low gold grade pregnant solution from older or spent areas of the pad. The lean (low grade solution) solution is then recycled back to the heap leach pad by three vertical turbine pumps, via one of the two barren solution pipes in preference to processing through the carbon columns. Combined barren solution flow capacity from the two pumping systems is 11,000 gpm and the maximum lean solution flow rate is 2,500 gpm, for a total solution flow rate to the leach pad of 13,500 gpm. Sodium cyanide is added to the barren solution streams in two separate locations, while sodium hydroxide is added to the carbon column barren solution.

17.3	PREGNANT SOLUTION

Pregnant solution (gold bearing) from the leach pad is collected in the pregnant solution pond(s) and pumped to five parallel carbon column trains each with five columns to recover gold from solution. Total pregnant solution flow rate through the columns is 10,000 gpm accomplished with six vertical turbine column feed pumps. Column discharge solution reports to the barren ponds where sodium hydroxide and/or sodium cyanide are added before the solution is recycled back to the leach pad.

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17.4	CARBON PROCESSING

Loaded carbon from the carbon columns is transported by a dedicated truck to the process facility where gold is eluted (re-dissolved) from the carbon in one of two strip vessels (one two-ton capacity carbon vessel and one three-ton capacity carbon vessel). Stripping solution pH is adjusted to 13 with sodium hydroxide, then heated to 285°F by a boiler and series of heat exchangers. Solution flow rate through the carbon bed is 30 to 40 gpm. Stripping continues until the pregnant solution grade assays below 0.50 oz/t. The precious metal bearing solution is passed through two 150 ft3 electro-winning cells in parallel where the metals are plated out of the solution. A third electro-winning cell is used as a re-plating cell to further clean the cathodes used in the two primary cells, as required. Electro-winning barren solution is recycled back through the strip vessel until the batch process is complete.

17.5	REFINING

The plated material (sludge) resulting from electro-winning is retorted for mercury removal and drying. After retorting, the sludge is mixed with flux and smelted in a propane-fired furnace for final precious metal recovery. Stripped carbon is screened for fine carbon removal, acid washed to remove carbonate scale and thermally reactivated to remove any organic contamination as required prior to return to service at the carbon columns. The entire adsorption/desorption/ recovery (“ADR”) process described above is typical in the industry for treating solutions containing gold cyanide. A simplified flow sheet for the above processes is shown in Figure 17-1.

17.6	VENTILATION

Ventilation from the strip circuit pregnant and barren solution tanks, electro-winning cells, retort and smelting furnace is directed to a deep bed scrubber (sulfur impregnated activated carbon) where any vaporized mercury is recovered prior to exhaust. Additionally, the kiln discharge is vented to a wet scrubber that uses water mist to condense mercury out of the air and recover it as elemental mercury. After demisting, the air is also passed through sulfur impregnated carbon to recover any remaining vaporized mercury.

17.7	PRIMARY PROCESS EQUIPMENT AND POND CAPACITIES

Table 17-1 shows the primary equipment used at Marigold, along with its power rating or relative size and consolidated pond volume capacities. All equipment used is typical for the industry, commercially available and chosen for its particular beneficial properties that make it suitable for its required use.

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Figure 17-1: Simplified Marigold processing flow sheet

Source: Silver Standard, 2014

17.8	CONSUMABLES AND REAGENTS

17.8.1	Power

Power is supplied to Marigold from the local power grid. Power consumption in the process areas for September 2014 was just over 2.5M kWh, which is typical power usage for the period. Propane, which is used for the carbon reactivation kiln, the refining furnace and building heating, is trucked to site as required. In winter, the peak propane demand averages 82,000 lb per month.

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Table 17-1: Primary processing equipment

Equipment	Quantity	Power	Capacity / Size
#1 Barren Solution Pumping System			5,000 gpm
Vertical Turbine	4	150 Hp each
Booster	1	600 Hp

#2 Barren Solution Pumping System			6,000 gpm
Vertical Turbine	3	200 Hp each
Booster	1	700 Hp

Lean Solution Pumping System			2,500 gpm
Vertical Turbine	3	125 Hp each

Carbon Columns	20		400 ft	[3]
	5		500 ft	[3]

Carbon Column Feed Pumps	6	50 Hp each	10,000 gpm
Carbon Elution Vessel	1		2 ton
	1		3 ton

Electro-Winning Cells	3	1,000 Amp each	150 ft	[3]

Refining Furnace	1	850,000 BTU	300 lb brass melt
Pregnant Solution Ponds	4		25.4M gallons total
Barren Solution Ponds	2		9.9M gallons total
Stormwater Pond	1		5.9M gallons

17.8.2	Water Supply and Use

Water used for processing is provided by three water wells and is stored in several water storage tanks. Approximately 1,400 gpm of fresh water is required during peak periods in the summer months. The water is primarily consumed by retention in the heap leach pads, evaporation, processing operations and dust suppression.

17.8.3	Reagents

Reagent consumption rates fall within industry norms and generally the current consumption rates shown for 2014 are in-line or less than the historical Marigold average due to continuing optimization efforts.

Consumption rates for the two highest cost reagents, sodium cyanide and lime, vary depending on ore types and gold grade. However, comparing the September 2014 year to date values for NaCN and CaO to the previous four years (2010 to 2013) average consumption rates of 0.411 and 1.369 lb/t, respectively, it is apparent that the current usage rates are normal and expected.

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Average reagent unit consumption values from January to September 2014 are shown below in Table 17-2.

Table 17-2: Average 2014 reagent consumption

Reagent	Consumption lb/t ore
Sodium Cyanide (NaCN)	0.414
Lime (CaO)	1.564
Caustic (NaOH)	0.081
Activated Carbon	0.010

17.9	GOLD RECOVERY FROM HEAP LEACHING

From March 1990 through September 2014, gold recovery from the heap leach pad was 71.6%. Historical production figures for the Marigold heap leach pad are shown in Table 17-3. This recovery was achieved with 90 to 120 day primary leach cycles and an overall mass of solution to mass of ore ratio of 1.6:1. Current total gold recovery of almost 72% from ROM ore compares favorably to similar mining operations and, given current and past gold prices, conveys the lack of benefit in a crushing circuit.

Table 17-3: Heap leach production and recovery

Ore (tons)	Gold Loaded (tr. ozs)	Gold Grade (oz/t)	Gold Recovered (tr. ozs)	Gold Recovery (%)
169,310,430	3,251,148	0.019	2,327,532	71.6

The gold recovery trend achieved from March 1990 to September 2014 from the Marigold heap leach pad is presented in Figure 17-2.

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Figure 17-2: Marigold leach pad gold recovery curve

from March 1990 to September 2014

Source: Silver Standard, 2014

17.10	GOLD RECOVERY FROM CARBON

Consolidated 2014 gold recovery data from January to September 2014 from the ADR sections of the plant is shown on Table 17-4.

Table 17-4: Strip circuit and carbon column performance – January to September 2014

Strip Circuit			Carbon Columns
Pregnant Assay oz/t	Barren Assay oz/t	Gold Recovery %	Feed ozs	Barren ozs	Gold Recovery %
118	4	96.6	93,414	3,686	96.1

17.11	SUMMARY

Marigold has operated for approximately 25 years as a ROM dump leach. Operational knowledge and experience gained during this period has allowed for the streamlined process operations that exist today. As future ore types are expected to be the same as those leached in the past, it is expected that the processing efficiencies noted above will continue into the future.

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18	PROJECT INFRASTRUCTURE

The overall site layout of the Property is shown in Figure 18-1, which utilizes final LOM mining area outlines overlaid onto 2012 satellite imagery. Additional detail on the LOM plan can be found in Section 16 of this Technical Report.

Figure 18-1: LOM site map showing final pit limits and

waste dumps and leach pads

Source: Silver Standard, 2014

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Additional information on the site layout, facilities and infrastructure is included below.

18.1	SITE ACCESS, POWER AND WATER

18.1.1	Site Access

Marigold is road accessible via Interstate Highway 80 in northern Nevada and is approximately 3 miles (5 km) southwest of Valmy in Humboldt County. The site access road supports two lanes of traffic and consists of three miles of hard packed clay and gravel.

18.1.2	Power

Marigold power supply is provided by NV Energy via a 120 kV transmission line to site. Site power draw is 5 MW and is distributed through a 25 kV distribution grid after exiting the main substation. The main electrical substation is shown in Figure 18-3 and Figure 18-4.

18.1.3 Water

Water for Marigold is supplied from three existing groundwater wells located near the access road to the Property. Marigold owns groundwater rights collectively allowing up to 828 million gallons of water consumption annually, the majority of which is used as makeup water for process operations. Total fresh water make-up on average is 1.4 cubic feet per second (40 L/s). The well pump parameters are listed in Table 18-1, and the locations of the pumps are shown in Figure 18-2.

Table 18-1: Pump assets

Asset Name	Pump Capacity(HP)	Power Consumption (kW)
793-PMP-001	75	56
793-PMP-002	150	112
793-PMP-003	150	112

18.2	BUILDINGS

The buildings and facilities described below are shown in Figure 18-3 and Figure 18-4 and are located in the main plant and offices area.

•	Truck Shop and Mobile Maintenance Warehouse: The Marigold truck shop complex is located near the mine entrance. It is a four bay shop sized for 330 ton class haul trucks. The shop contains a tool crib, oil and lubricant bulk storage, ten offices, locker rooms, training room and warehouse. Adjacent is the warehouse storage yard which is a covered laydown area.

•	Mill Building: The mill building consists of facilities supporting the metal recovery operations, including the refinery and metallurgical laboratory. Adjacent to the mill building are the thickener water storage tank and remaining CIL tanks from the 1989 flow sheet.

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•	Crushing Plant: The crushing plant is used for road material and overliner for heap leach pads. The crusher is a remnant from the 1989 flow sheet.

•	Heap Leach Carbon Columns: The heap leach carbon columns are an integral part of the gold recovery process, which is detailed in Section 17 of this Technical Report.

•	Wash Bay: The wash bay is located next to the truck shop and consists of one covered bay. The wash bay building also contains a settling pond for water recycling.

•	Administration Building and Shovel and Drill (Old) Shop: The main administration building encompasses most site support departments and includes a small warehouse facility, the shovel and drill shop, which was the former truck shop, a light vehicle maintenance bay and the assay lab. Adjacent to this building are trailers which provide additional office space.

•	Assay Laboratory: The assay laboratory supports ongoing mine operations, including grade control and gold solution analysis.

•	Motor Control Center: The motor control center houses controls for the pumps and boosters for the barren and pregnant solution.

18.3	OTHER BUILDINGS

Other buildings and facilities on site include:

•	Site access building;

•	Potable water treatment building;

•	Process line out building;

•	Radio shop;

•	Safety building;

•	Light vehicle wash pad;

•	Hose shop and storage;

•	Tire pad; and

•	Fuel stations.

18.4	ADDITIONAL FACILITIES

Additional facilities are located at Section Twenty, which is identified in Figure 18-1. These facilities include:

•	A welding and fabrication shop, which is a separate complex located in Section Twenty next to the dispatch office and mine operations line out building;

•	Dispatch office and mine operations line out building;

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•	GPS dispatch receiver;

•	Diesel tanks and fueling station; and

•	Helicopter landing area (unmarked).

18.5	EXPLOSIVES MAGAZINE

The explosives magazine is identified in Figure 18-1 and is located a safe distance from the plant and offices area.

18.6	TAILINGS STORAGE FACILITY AND WATER DIVERSION

The TSF has previously been decommissioned and reclaimed. The only remaining activity concerning the TSF is ongoing well monitoring.

The trout creek water diversion structure and flood control dam is located just east of the former Basalt Pit. It is designed for a 100 year storm event.

18.7	LEACH PADS AND SOLUTION PONDS

The leach pads are discussed in detail in Sections 16 and 17 of this Technical Report, and are indicated in Figure 18-1.

Details on the barren and pregnant solution ponds can be found in Section 17 of this Technical Report.

18.8	WASTE DUMPS

Details on completed, in progress and future waste dumps can be found in Section 16 of this Technical Report, and the general location of planned and current waste dumps is given in Figure 18-1.

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N
Well 1
Well 2
Well 3
MARIGOLD
LAND POSITION
BOUNDARY
34000 N
32000 N
30000 N
28000 N
26000 N
24000 N
22000 E
24000 E
26000 E
30000 E
8 South Waste Rock
Storage Area
Tailings Storage Facility
Plant & Offices
1" : 1500'
0
2000

Figure 18-2: Well sites

Source: Silver Standard, 2014

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N
Potable Water Treatment Building
Booster Station & Water Tank
Property Access Road
8 South Waste Rock Storage Area
Tailings Storage Facility
Electrical Substation
Water Tank 1
Site Access Building
Office Trailers
Warehouse Storage Yard
Administration Building
Assay Laboratory
Wash Bay
Safety Building
CIL Tanks
Refinery
Water Tank 2
Fire House
Metallurgy Laboratory
Potable Water Tank
Truck Wash
Thickener Water Storage Tank
Old Shop Warehouse
Tire Pad
Mill Building
Truck Shop & Warehouse
Crushing Plant
Fuel Dock
Heap Leach Carbon Columns
Barren Pond 2
Stormwater Pond 2
Barren Pond 1
MCC Building
Preg. Pond 1
Preg. Pond 2
Lay Down Yard
Preg. Pond 3
Preg. Pond 4
1" : 600'

Figure 18-3: Main infrastructure area

Source: Silver Standard, 2014

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8 South Waste Rock Storage Area
Tailings Storage Facility
N
Electrical Substation
Water Tank 1
Site Access Building
Office Trailers
Administration Building
Warehouse Storage Yard
Assay Laboratory
Water Tank 2
Safety Building
Wash Bay
CIL Tanks
Refinery
Fire House
Metallurgy Laboratory
Potable Water Tank
Thickener Water Storage Tank
Truck Wash
Tire Pad
Old Shop Warehouse
Mill Building
Truck Shop & Warehouse
Crushing Plant
Fuel Dock
Heap Leach Carbon Columns
Barren Pond 2
Stormwater Pond 2
MCC Building
Barren Pond 1
Preg. Pond 1
Preg. Pond 2
Preg. Pond 3
Preg. Pond 4
22500 N
22000 N
21500 N
21000 N
20500 N
1" : 400'

Figure 18-4: Plant, shops and offices

Source: Silver Standard, 2014

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19	MARKETING AND CONTRACTS

19.1	MARKETING AND METAL PRICES

The metal prices used in this Technical Report are based on an internal assessment of recent market prices, long-term forward curve prices, and consensus amongst analysts regarding price estimates. For the “base case” economic analysis in this Technical Report, a gold price of $1,300 per ounce was used.

Marigold currently produces gold/silver doré bars. The doré refining terms are typical and consistent with standard industry practices and similar to contracts for the refining of doré elsewhere in the world.

The doré is securely transported by road freight to a refinery, refined into gold bullion and sold by Silver Standard to banks that specialize in the purchase and sale of gold bullion.

No external consultants or market studies were directly relied upon to assist with sales terms and commodity price projections used in this Technical Report. The Qualified Person for this Section 19 agrees with the assumptions and projections presented.

19.2	CONTRACTS

There are a number of acceptable refineries with the capacity to refine doré. Currently, Silver Standard has entered into a non-exclusive contractual relationship with Johnson Matthey Inc. (“Johnson Matthey”), which continues to December 31, 2014. The terms of this contract with Johnson Matthey are within industry norms. The cost for transport and refining of the doré is in accordance with industry standards.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	ENVIRONMENTAL STUDIES

Given that significant portions of the Property exist on public lands administered by the BLM, the majority of environmental studies related to mining activities are conducted under BLM authority as part of the NEPA procedures, which require various degrees of environmental impact analyses dictated by the scope of the proposed action. Marigold has undergone several significant NEPA actions in the normal course of operations planning, the most recent of which was an Environmental Assessment (“EA”) conducted for the Target 3 PoO Amendment in 2013. The Decision Record for the EA was signed on October 31, 2013, and noted a “Finding of No Significant Impact” for the proposed action with implementation of recommended mitigation related to altering a waste rock footprint to avoid an adjacent cultural resource site. This mitigation was completed in November 2013.

Marigold will prepare a further EIS to permit the future mining of all pits to their planned maximum depths. The environmental baseline studies were initiated in 2013 to support the EIS process, which is anticipated to begin in early 2015. Silver Standard has a reasonable expectation that all necessary operating permits will be granted within required timeframes to implement the LOM plan.

20.2	ENVIRONMENTAL PERMITS

Specific federal, state and local (Humboldt County, Nevada) regulatory and permitting requirements apply to Marigold activities. Marigold currently holds active, valid permits for all current facets of the mining operation, including but not limited to those permits listed in Table 20-1.

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Table 20-1: Permits and expiration numbers

Permit Name	Permit Number	Expiration Date
Plan of Operations	N26-88-005P	Life of Mine
Reclamation Permit and Bond	0108	Life of Mine
Water Pollution Control Permit	NEV0088040	11/3/2019[1]
Stormwater Permit	NVR300000	2/28/2018
Class II Air Quality Permit	AP1041-0158.03	3/26/2011[1]
Mercury Operating Permit to Construct: Phase II (air)	AP1041-2254	—
EPA/RCRA ID	NVD986766954	Life of Mine
Industrial Artificial Pond Permit	S-36663	7/31/2018
Class III Landfill Waiver	SWMI-08-41	Life of Mine
Hazardous Materials Permit	27420	2/28/2015[2]
Dam/Impoundment Permit	J-666 (NV10798)	Life of Mine
BATF License	9-NV-013-20-70-00359	4/1/2017
Potable Water Permit	HU-1103-NTNC	7/31/2015[2]
Septic Permit	GNEVOSDS09-0016 GNEVOSDS09-S0341	5/8/2014[1]
Petroleum Contaminated Soils Permit	NEV0088040	Life of Mine
	WNPA726	5/29/2021
Radio Licenses	WNUV910	2/11/2022
	WPMF419	6/30/2013[1]
DOT HazMat Registration	082609 550 048RT	6/30/2015
Liquefied Petroleum Gas – Class 5 License	5-3482-01	7/31/2015[2]
County Conditional Use Permit	UH-13-19	Life of Mine
MSHA ID	26-02081	Life of Mine

Notes:

1.	As of the date hereof, permit is in the renewal process. Updated expiration date for such permit will be available upon issuance of the renewed permit.
2.	Renewed annually.

Given the number of active permits at Marigold, some degree of permit modification or renewal effort is typically in continuous progress. Currently, a minor modification to the site PoO is underway to incorporate new acreage recently purchased for a future leach pad expansion and waste rock dump expansion. All NEPA-related studies expected to be needed for the agency decision on this PoO modification are complete and an approval is expected by the end of 2014.

Approved permits are in place for planned mine activities out to approximately 2018, with the exception of any mining potentially conducted below the water table. Any future expansions proposed that do involve dewatering or involve expansion outside current permitted footprints

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will require both state and NEPA action and approval. In anticipation of such potential future expansion, significant hydrologic and geochemical baseline studies are underway for the Property.

20.3	ENVIRONMENTAL IMPACTS

At present, there are no known environmental issues that impact the ability to extract Mineral Resources at the Property. Specifically, no threatened or endangered species are known to exist at the site, there are no year-round watercourses on the Property, groundwater is very deep and not impacted by mining operations, and all environmental regulations and permit conditions are continuously being met. Cultural resource surveys have been conducted across the Property, and an approved avoidance, distance buffer, and mitigation program is in place as part of the existing PoO.

Waste rock is managed in several designated surface storage areas within the Property boundary, concurrently reclaimed to 3:1 slopes when the sequence of mining operations allow, and then re-vegetated with native seed mixes. Some backfilling of older pits with waste rock is also conducted when possible. To date, all waste rock encountered at Marigold has been oxide in nature and non-acid generating as confirmed by quarterly sampling. There are no waste rock areas with observed runoff or stability concerns.

The only tailings area at Marigold operated during the limited period of 1989 to 1999; such tailings impoundment has been reclaimed and revegetated, and the State Engineer’s office no longer lists it as a permitted dam. While it was in operation, the Marigold tailings dam did exhibit a leak through its clay liner to the alluvial substrate below. This issue was reported to applicable environmental agencies at that time, and modeling was completed to confirm a lack of threat to groundwater approximately 450 feet deep at that location. Monitoring of this pulse of tailings leakage has been ongoing since tailings closure, and continues to confirm the pulse is naturally attenuating and does not pose a threat to impact groundwater. These monitoring results as well as an annual model update report are submitted to state and federal agencies.

20.4	ENVIRONMENTAL MONITORING PROGRAM

Marigold has an extensive monitoring program in place for both groundwater quantity and quality, as well as seasonal surface water quantity and quality. Results from this program as well as long term trend data is reported to both state and federal agencies. Air, geochemical, vegetation, wildlife, and industrial health monitoring are also conducted regularly according to permit requirements. Agency representatives also conduct routine compliance inspections on a quarterly basis.

20.5	RECLAMATION AND CLOSURE

MMC engages in concurrent reclamation practices and is bonded for all permitted features, as part of the Nevada permitting process. Current bonding requirements are based on third party cost estimates to reclaim all permitted features at the Property. The BLM and state both review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing. At present, Marigold has an approved $45.2 million reclamation bond requirement. The current ARO for facilities actually constructed and currently existing at Marigold at the end of the third quarter 2014 is $21.6 million.

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State regulatory requirements mandate a formal closure plan be filed two years prior to the facility actually beginning closure. The BLM and state both require a tentative closure plan as part of normal NEPA and operating permit requirements. Marigold has filed and maintained these closure plans, which, in conjunction with standard reclamation and re-vegetation of all disturbed areas, include discussions on removal of most infrastructure, monitoring, and notably long-term heap leach drain down solution management. Marigold’s currently approved closure plan anticipates a series of evapo-transpiration cells to manage long-term solution drain down following an approximate two year period of active solution volume reduction through evaporation. Costs associated with all reclamation and closure activities are discussed in Section 22 of this Technical Report and are reflected in the agency-approved bond amount.

20.6	COMMUNITY RELATIONS AND SOCIAL RESPONSIBILITIES

There are currently no outstanding negotiations or social requirements regarding operations at the Property. The nature of NEPA and large-scale state permits involves public comment periods as well as public meetings. Those recently held generated very sparse interest from a community perspective, and local county government has been consistently supportive of continued mine operations at Marigold. There are no formal discussions required with local stakeholders or Native American tribal representatives, but mine management does meet informally with locals to give general updates on the Property and to discuss potential donation/support requests proposed to the Property.

Community support and engagement is well-established at Marigold and will continue, with regular updates provided by mine management to local stakeholders and regulators. In 2013, nearly $300,000 in donations, scholarships, and in-kind support was provided to local communities and charities.

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21	CAPITAL AND OPERATING COSTS

21.1	INTRODUCTION

The capital and operating cost estimates derived for Marigold are based on a combination of historical data and budgetary estimates. Capital costs are considered to be sustaining capital and are estimated to be $123 million for the LOM. This total does not include capitalized stripping, which is discussed in Section 22 of this Technical Report. The LOM capital costs estimate is shown in Table 21-1. The LOM operating costs estimate is $9.16 per tonne of processed ore. The breakdown of operating costs is shown in Table 21-2.

Table 21-1: Summary of sustaining capital expenditures

Capital Costs	Total ($ Millions)
Mining Equipment	17.2
Capitalized Equipment Maintenance	73.7
Processing	24.3
G&A & Permitting	7.8

Total Capital Costs	123.0

Note: Excludes capitalized stripping.

Table 21-2: Operating costs

Operating Costs	$/short ton processed	$/metric tonne processed
Mine Operations	6.47	7.13
Processing	1.21	1.33
G&A	0.63	0.69

Total Operating Costs	8.31	9.16

21.2	CAPITAL EXPENDITURES

21.2.1	Mining Equipment

The LOM capital in Marigold totals $17.2 million and is primarily for existing mine equipment requiring rebuilds. There are two planned Hitachi EX5500 shovel rebuilds in 2016 and 2017 for $2 million each. There is also $2.5 million allocated for rebuilding production drills split across 2016 and 2017, and $1 million for rebuilding dozers split between 2015 and 2017. There is $6.5 million for haul truck tray replacements split between 2016, 2017 and 2018. In addition, six trucks will be scheduled each of the three years for a replacement lightweight bed. The remainder of the capital is split throughout the LOM on small items and projects.

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21.2.2	Equipment Maintenance

Maintenance capital over the LOM totals $73.7 million and is primarily for component replacement. This includes any component that is replaced with a life of greater than two years and will have a cost greater than $50,000. The breakdown of the total is: $30.8 million for truck fleet; $29.4 million for loading fleet, $9.0 million for support equipment (dozers, blades, utility loaders); and $1.4 million for drills. The remaining capital is for service truck replacement, shop tooling, welding shop upgrades and power line additions and upgrades.

21.2.3	Processing

Processing capital of $24.3 million is primarily for leach pad and pond construction additions to the current leaching infrastructure. Total processing capital is $21 million, and is scheduled to be split between 2015, 2017, and 2019. The remainder of the process capital is split amongst rebuilds in the plant and support equipment.

21.2.4	G&A and Permitting

The majority of the G&A and permitting capital is for permitting at Marigold for the remainder of the LOM. A total of $5.6 million is related to the EIS that will be completed during the next four years and will allow for the expansion of waste dumps and pit areas. The remainder of G&A and permitting capital is in the administration area for light vehicle replacements and a communications infrastructure network to support mine operations.

21.3	OPERATING COSTS BY CATEGORY

The top ten categories of direct operating costs over the LOM are shown in Figure 21-1. Labor is the most significant cost, representing 34% of the costs over the LOM, followed by fuel at 19%. Consumables (including chemical, reagents and ground engaging tools) represent 12% and other costs (including miscellaneous costs to run and support the mine) are at 11%. The total operating costs shown in the chart below are inclusive of capitalized stripping costs and total approximately $1,189 million for the LOM.

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Site Costs, 2%
Contractors, 2%
Power , 3%
Tires, 4%
Maintenance Parts, 7%
Labor, 34%
Explosives, 7%
Others, 11%
Consumables, 12%
Fuel Costs, 19%

Figure 21-1: Top 10 operating costs categories

Source: Silver Standard, 2014

21.3.1	Labor Requirement

Labor, which is the largest portion of direct operating costs, has been broken out into manpower by department and is shown over the LOM in Table 21-3. Active mining concludes in 2023 with leaching continuing for four additional years to recover the residual ounces remaining in the leach pad. In addition, there are some administrative and environmental positions that are maintained until 2027.

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Table 21-3: Manpower headcount by area

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Drilling	20	20	20	20	20	20	16	16	16	8
Blasting	6	6	6	6	6	6	6	6	6	6
Loading	20	20	20	20	20	20	20	20	20	10
Hauling	70	70	70	70	70	58	64	70	54	20
Roads & Dumps	42	42	42	42	42	42	42	42	42	20
Mine General	17	17	17	15	15	15	15	15	15	9
Mine Operations	175	175	175	173	173	161	163	169	153	73

Leach	28	28	28	28	28	28	28	28	28	28	10	5	2	1
Lab	9	9	9	9	9	9	9	9	9	9
Process	37	37	37	37	37	37	37	37	37	37	10	5	2	1

Accounting	8	9	9	9	9	9	9	9	9	6
Purchasing	6	5	5	5	5	5	5	5	5	3
Safety	5	5	5	4	4	4	4	4	4	3	2	2	2	1
Human Resources	2	2	2	2	2	2	2	2	2	1	1	1	1
Environmental	4	4	4	3	3	3	3	3	3	3	3	2	2	2

Total Administration	25	25	25	23	23	23	23	23	23	16	6	5	5	3

Engineering	12	12	12	11	11	11	11	11	11	11
Maintenance	111	111	111	110	110	110	110	110	110	110

Total Head Count	360	360	360	354	354	342	344	350	334	247	16	10	7	4

21.3.2 Diesel Consumption

Fuel is the second largest component of direct operating costs for Marigold. Fuel consumption by area is listed in Table 21-4 and is based on historical consumption patterns. The LOM price of fuel delivered to the Property is assumed to be $3.21 per gallon. The fuel supply is from Salt Lake City refineries and is delivered daily via transport in fuel tankers on the highway.

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Table 21-4: Fuel gallons consumed (‘000 gallons)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Drilling	142	617	578	614	635	637	561	558	501	158
Loading	343	1,434	1,314	1,366	1,487	1,390	1,100	1,100	831	184
Hauling	1,452	5,730	5,708	5,665	5,665	4,740	5,361	5,621	4,380	838
Support Equipment	239	941	941	884	884	882	881	881	881	368
Maintenance	20	89	89	89	89	89	89	89	89	22

Total	2,199	8,812	8,632	8,620	8,761	7,740	7,993	8,251	6,684	1,572

21.4	CAPITAL AND OPERATING COSTS BY DEPARTMENT

21.4.1	Mine Operating Costs

The LOM operating cost estimates by department are shown in Table 21-5.

Table 21-5: Mine operating costs by department

Mine Operating Costs	$/ton mined	$/tonne mined
Maintenance	0.39	0.43
Hauling	0.38	0.42
Blasting	0.19	0.21
Loading	0.14	0.15
Roads & Dumps	0.12	0.13
Drill	0.08	0.09
Mine Administration	0.04	0.04
Engineering	0.03	0.03

Total Operating Costs	1.37	1.50

21.4.1.1	Production Drilling

Depending on rock conditions, a combination of hammer drilling and rotary drilling are used at the Property. Hammer drilling comprises over 80% of the planned LOM drilling. There are two drilling models at Marigold: Atlas Copco PV271, with a single pass capability of a 55 foot hole; and Ingersol-Rand DML drills, with a single pass capability of a 35 foot hole. Blasthole diameter is planned at 8.75 inches for production drilling.

The largest cost items for drilling in the LOM are labor, fuel and consumable supplies including drill hammers, drill bits and drill steel. These categories account for over 90% of the total drilling costs.

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Capital requirements for the LOM plan include planned overhauls in 2016 and 2017 for a total of $2.5 million and an additional $1.4 million to be spent on major capitalized maintenance components.

21.4.1.2	Blasting

The major cost categories for blasting are labor, ammonium nitrate, emulsion, contract blasting labor and support and blasting accessories. These categories comprise over 95% of the total blasting costs. Ammonium nitrate is the primary blasting agent and in areas of hard rock or when meteoric water exists from rain or snow, an emulsion product is utilized as a supplementary blasting agent. Emulsion is utilized about 20% of the time.

A contractor is utilized to provide the blasting agent to the blast pattern and place it in the blastholes. Marigold personnel perform the blasthole priming, tying in of the delays and stemming the holes.

Electronic downhole delays are used on the 50 foot benches with a double priming to assure fragmentation is suitable for productive mining. On the 25 foot benches, Nonel delays are utilized down the hole.

There is minimal capital costs incurred for blasting over the LOM for a stemming truck.

21.4.1.3	Loading

There are three primary loading units and one backup unit planned in the LOM plan. A Joy Global 4100 is the primary stripping unit for Marigold and is utilized on 55 foot benches. Two Hitachi EX55000 are utilized for a combination of stripping and ore mining on both 50 foot and 25 foot bench mining for ore and waste. A Komatsu WA1200 loader is utilized as a backup loading unit when one of the primary units is out of service.

The two Hitachi EX5500 shovels will approach 115,000 machine hours during the LOM and are scheduled for a major rebuild to extend the life of the machine. The Joy Global 4100 shovel has historically been run out to over 125,000 hours in the industry. This shovel is expected to accumulate 65,000 hours over the LOM.

The major cost categories for loading are labor, fuel for the EX5500 shovels, power for the Joy Global 4100 shovel and ground engaging tools (“GET”), which include bucket teeth and other steel for all loading equipment.

Capital for loading includes major structural components to rebuild the EX5500 shovels, a spare boom for the EX5500 shovels and spare bucket parts. The components associated with loading capital maintenance are just under $30 million for the LOM and include engines, swing motors, under carriage, tracks, and other major parts to keep the shovels operational.

21.4.1.4	Hauling

There are eighteen 330 ton class haulage units planned for the LOM for Marigold, which includes twelve Hitachi EH5000 and six Komatsu 930E trucks in the fleet. The hours currently vary from just over 11,000 hours for the newer Komatsu trucks to the mid 60,000 hours for the older Hitachi trucks in the fleet. The current average is 35,000 hours over the entire fleet.

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The largest portion of the costs for hauling are in labor, fuel, tires and wear parts. Marigold has generated fuel savings by setting the horsepower on the older engines to match the remainder of the fleet, thus burning less fuel. A tire program was introduced at Marigold five years ago and has seen improvements to tire life on the haulage equipment to an average of over 6,200 hours per tire.

Capital for the haulage fleet is primarily utilized for truck bed replacement throughout the LOM. Lightweight truck beds are utilized to allow for hauling of more rock per load. The beds are designed to be replaced every three to four years. There is one set of replacement beds in the LOM for each truck. There are also lease costs for a Hitachi test truck for a two year period over the LOM. This will be used to supplement the haulage fleet in the early years of the plan to aid in overcoming higher than average waste stripping.

Capital for maintenance components total just over $29 million for the LOM. Such capital is for engines, wheel motors, transmissions and final drives for the haulage fleet. The components are on a replacement schedule based on historical data and vendor suggested replacement schedules.

21.4.1.5	Roads and Dumps

Mine roads and dumps provides support equipment, which includes road, dump, and bench maintenance equipment such as track dozers, wheel dozers, motor graders, track hoe and water trucks. This equipment keeps benches on grade, dumps and roads cleaned of rock spillage, and haul road and ramp construction and all areas watered to control fugitive dust around working areas.

For this equipment fleet, the largest portions of the cost are labor, fuel, tires, dust suppression and GET.

Capital spending on support equipment is for rebuilding dozers during the LOM and is expected to total $1 million.

The capital maintenance components are just under $10 million for the LOM, and include expenditures for engines and transmissions, tracks for dozers and wheel groups on water trucks.

21.4.1.6	Mine Administration

The majority of the costs are labor for the management and supervisors of the mine department, along with some small contract services (less than 3% of the direct costs in the mine department).

There are no LOM capital costs associated with the mine administration category.

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21.4.1.7	Engineering

Engineering is a support group in the mine department. It includes all long and short range mine planning, surveying, dispatch support, ore control, geotechnical support and pit, waste dump and leach pad design work. The majority of the cost is for labor with a small portion for operating supplies and computer licenses to support planning software packages.

There are a couple of minor capital projects in the LOM for computer software upgrades and survey hardware upgrades, which total less than $0.15 million for the LOM.

21.4.1.8	Maintenance

Mine maintenance is performed by Marigold personnel with the exception of special projects that are contracted out. Over 90% of the maintenance is completed by Marigold personnel.

Mine maintenance costs associated with the LOM plan are for preventative and repair maintenance on the mine operations mobile production equipment and mobile support equipment for the Property. Maintenance costs are developed from historical data and planned work that is based on hours that the equipment accumulates during normal mining activities.

Mine maintenance costs are predominantly comprised of costs associated with labor, maintenance repair parts, on site contract labor, lube oils and greases, filters, hydraulic hoses, maintenance supplies, small tools and welding supplies. These items account for more than 90% of total maintenance costs.

Capital costs for the mine maintenance department over the LOM include fuel and service truck replacements, construction of a small welding facility and internal electrical infrastructure upgrades for the movement of the electric shovel. The total estimate for maintenance capital is just over $3 million.

21.4.2	Processing

Processing costs include all costs to recover the gold from the rock after it is mined and placed on the leach pad. This includes the costs of the chemicals for processing the ore, pumping costs to get the barren solution to the leach pad, pumping costs to get the pregnant solution to the carbon columns for gold recovery, after it returns from the leach pad and the extraction of the gold from the carbon to produce the final doré product shipped from Marigold.

A total of 85% of the processing costs are accounted for by labor, cyanide, lime, power, maintenance supplies and leach supplies. The remaining 15% of the costs are for other supplies, reagents and final offsite refining costs required to produce doré to a standard that meets the criteria defined by the London Bullion Market Association (“LMBA”).

The Marigold laboratory is under the direction of the process department and includes expenses associated with sampling, assaying and supplies related to leaching and refining.

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Capital costs for processing are just over $24 million for the LOM, with $23 million being allocated for new leach pad construction and the pumping infrastructure associated with leach pad additions.

21.4.3	General and Administrative

G&A costs for the LOM include accounting and site administration, warehousing, safety, human resources, and environmental. These costs are related to supporting the operations groups in the mine, maintenance and processing departments.

The primary cost for this group is labor, with taxes, insurance, light vehicle expenses and legal and audit expenses making up a large portion of the remainder of the G&A costs. The above listed categories make up over 80% of the G&A costs, with the remainder in operating supplies, training and employee relations to support the site.

The primary capital associated with G&A for the LOM is for permitting, site wireless communications upgrades and replacement light vehicles. These account for over 95% of the G&A capital in the LOM plan.

21.4.4	Indirect Costs – Royalties

For the LOM design, NSR royalty payments vary between 3% and 10% of the value of production net of offsite refining costs, which equates to an annual average ranging from 9.1% to 10.0%. The NSR royalty payments are discussed further in Section 4 of this Technical Report.

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22	ECONOMIC ANALYSIS

22.1	INTRODUCTION

This economic analysis presents the key economic performance indicators for Marigold, including cash costs, AISC and NPV, which are non-GAAP measures discussed in Section 22.10 in this Technical Report. Cash flow projections commenced on October 1, 2014 and are estimated over the remaining LOM based on estimates of sales revenue, site production costs, capital expenditures, and other cash flows including taxes and reclamation expenditures, all on a real basis.

Marigold produces gold doré which is refined into gold bullion that is in turn sold to bullion banks, typically in London. The model includes recoverable gold on the leach pads and gold doré on hand as at October 1, 2014, all of which is sold over the remaining LOM. The Property produces 1,598,758 ounces of payable gold sold over an active mining period of nine years. LOM production includes a further approximately 60,000 ounces of payable gold sold that are on the leach pads as at October 1, 2014, for total production of 1,658,799 payable ounces of gold sold. Reclamation is anticipated to continue for a further seven years following the last gold production.

Cash inflows from sales assume all production in a period is sold, with minimal working capital movements, using a gold price of $1,300 per ounce.

The estimates for site production costs, sustaining capital and reclamation expenditures have been developed specifically for Marigold and are presented in earlier sections of this Technical Report. The impact of capitalized stripping has also been included in the economic analysis and, although such capitalized stripping has no impact on overall cash flows, it will impact the presentation of AISC per payable ounce of gold sold, as discussed below.

Based upon Silver Standard’s projections, Marigold will incur average annual cash costs of $762 per payable ounce of gold sold and AISC of $986 per payable ounce of gold sold over the LOM to 2027. The after-tax NPV using a 5% discount rate is $419 million over the LOM.

22.2	MINE PRODUCTION STATISTICS

Mined material is either placed on the waste dumps or directly onto the leach pads over the course of nine years of active mining. Silver Standard has estimated gold grade and recovery rates for each period to determine the recoverable ounces stacked. The annual production figures were obtained from the LOM plan. Total LOM production includes approximately 60,000 ounces of payable gold sold that are on the leach pads as at October 1, 2014.

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A summary of mine production and gold production over the LOM is shown in Table 22-1, resulting in total production of 1,658,799 payable ounces of gold sold.

Table 22-1: Operating and production statistics

Year	Ore Mined (Mt)	Waste Removed (Mt)	Strip Ratio (waste:ore)	Gold Grade (gpt)	Gold Recovery (%)	Gold Stacked on Pads (oz)	Gold Produced (oz)
Q4 2014	4.0	14.4	3.6	0.80	72%	75,702	65,644
2015	12.8	64.3	5.0	0.53	73%	160,389	172,396
2016	15.4	59.0	3.8	0.42	72%	150,875	166,203
2017	15.4	59.0	3.8	0.54	72%	192,100	183,324
2018	15.4	61.7	4.0	0.45	74%	166,600	172,635
2019	15.4	59.9	3.9	0.43	74%	156,400	158,813
2020	15.4	52.9	3.4	0.49	74%	181,900	175,865
2021	15.4	52.9	3.4	0.62	77%	237,999	224,723
2022	15.4	46.6	3.0	0.54	75%	200,600	209,451
2023	4.9	14.5	2.9	0.46	73%	51,628	69,704
2024	—	—	—	—	—	—	18,011
2025	—	—	—	—	—	—	16,304
2026	—	—	—	—	—	—	16,304
2027	—	—	—	—	—	—	9,422

Total	129.7	485.1	3.7	0.51	74%	1,574,191	1,658,799

Notes:

1.	2014 operational figures based on estimates from October 1, 2014 to December 31, 2014.
2.	Gold produced from 2024 onwards is derived from the residual recoverable gold remaining in the leach pads when mining is completed and is recovered through continued leaching from 2024 to 2027.
3.	Gold Stacked on Pads refers to gold content of ore stacked on the pads in that period that is recoverable by the leaching process. Gold Produced refers to the amount of gold recovered from the heap in that period and processed to product for sale. The difference between the values in these columns is due to the lag effect of the 120-day leach cycle on gold dissolution in the heap and ounces already in the pads as of October 1, 2014.
4.	Figures may not total exactly due to rounding.

22.3	SALES AND REFINERY PROCESS

The gold doré is poured at site and is transported by road via a secure vehicle to the Johnson Matthey refinery in Salt Lake City, Utah, which is approximately five hours drive away. Marigold currently has a non-exclusive contractual relationship with Johnson Matthey, which continues to December 31, 2014. Marigold can process its gold through other refineries in North America if required. The doré is refined into gold bullion bars that meet the criteria defined by the LMBA.

Marigold or its agent sells all of its gold to bullion banks, and can either sell doré or sell the refined bullion.

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22.4	REVENUE

Annual revenue is determined by applying forecast metal prices to the estimated annual payable metal for each operating year. Sales prices have been applied to all LOM production without escalation.

To determine the metal price assumptions underlying the revenue calculations, a review of consensus forecast information was undertaken. Consistent with the financial modeling approach, the consensus forecasts and metal price assumptions utilized are in constant 2014 dollars.

22.5	OPERATING COSTS

Operating costs for Marigold, which include mine operations, maintenance, processing and site G&A, have all been estimated. For a full discussion of these costs, please see Section 21 of this Technical Report.

22.6	WORKING CAPITAL

Opening working capital is recaptured at the end of the LOM with the final value of these accounts being reduced to zero value. Opening working capital is assumed to be comprised of the following components:

•	Current assets, including prepaid royalties, accounts receivable and supplies inventory of $16.5 million; and

•	Current liabilities, including accounts payable and accrued liabilities, of $16.0 million.

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22.7	CAPITAL EXPENDITURES

22.7.1	Sustaining Capital Costs

Sustaining capital cost expenditures incurred over the 9-year mine life were estimated and included in the economic analysis. The total LOM sustaining capital is estimated to be $123 million. Table 22-2 presents the breakdown of sustaining capital. Please see Section 21 of this Technical Report for a more detailed description of these costs.

Table 22-2: Sustaining capital ($M)

Total
Capital Costs	($ Millions)
Mining Equipment	17
Capitalized Equipment Maintenance	74
Processing	24
Administration & Permitting	8

Total Sustaining Capital	123

Note: Excludes capitalized stripping.

22.7.2	Salvage Value

An allowance of $8 million for salvage was included in the cash flow model shown in Table 22-6.

22.7.3	Capitalized Stripping

A calculation of capitalized stripping has been included in the economic analysis in accordance with International Financial Reporting Standards (“IFRS”). Where mining activity is considered to provide a future benefit, the associated cost is deferred until the period that the benefit is received, by applying an average strip ratio approach over each discrete mine phase. Over the LOM, approximately $206 million is deferred to future periods. This has no impact on projected cash flows in a period, as the deferred costs do not form part of cash costs per payable ounce of gold sold. However, capitalized stripping does impact AISC, as such stripping is considered capital expenditure.

22.8	RECLAMATION EXPENDITURE

A calculation was completed to estimate the costs of reclamation and closure activities at Marigold, as described in Section 20 of this Technical Report. Based upon this calculation, a reclamation and closure cost totaling $46 million has been estimated with expenditures incurred from 2015 through to 2034. The timing of cash expenditures related to reclamation and closure costs are shown in the cash flow section of Table 22-6.

22.9	ROYALTIES

Marigold is subject to a variety of NSR royalty payments, payable to various parties under the Leases, as described further in Section 4 of this Technical Report. The annual average of the NSR royalty payments ranges from 9.1% to 10.0%.

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22.10	CASH COSTS AND ALL-IN SUSTAINING COSTS

Non-GAAP Financial Measures

Over the LOM to 2027, average annual cash costs are estimated to be $762 per payable ounce of gold sold and AISC are estimated to be $986 per payable ounce of gold sold over the LOM to 2027. Table 22-3 summarizes the estimated components of the cash costs and AISC per payable ounce of gold sold over the LOM.

Table 22-3: Cash costs and all-in sustaining costs per payable ounce of gold sold ($/oz)

Value
($/payable ounce of
Operating Costs	gold sold)
Mine Operations (excludes capitalized stripping)	434
Processing	104
General Administration	54
Inventory Adjustment	42
Royalties & Refining (net of silver credits)	127
Cash Costs	762
Capitalized stripping	123
Sustaining Capital	74
Reclamation	27
All-In Sustaining Cash Costs	986

Notes:

1.	Mine operations are presented net of capitalized stripping.
2.	Inventory adjustment represents carrying values of starting leach pad and bullion inventory at October 1, 2014 which are released into cash costs over the LOM through to 2027 as the associated ounces are sold.
3.	Capitalized stripping is in accordance with IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine.
4.	Payable gold ounces sold over the LOM total 1,659,637 ounces.
5.	Figures may not total exactly due to rounding.

Average annual cash costs per payable ounce of gold sold range from $675 to $869 during the nine years of active mining. Table 22-3 summarizes the cash costs and AISC over the LOM.

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Table 22-4: Cost statistics

	Cash Costs
	($/payable ounce	All-In Sustaining Costs
Year	of gold sold)	($/payable ounce of gold sold)
Q4 2014	$722	$976
2015	$765	$1,090
2016	$869	$1,157
2017	$690	$1,099
2018	$755	$1,028
2019	$761	$1,139
2020	$802	$890
2021	$675	$808
2022	$692	$787
2023	$766	$793
2024	$930	$972
2025	$1,067	$1,108
2026	$1,258	$1,292
2027	$1,726	$1,773

Total	$762	$986

Notes:

1.	Cash costs include mine operations, processing, general administration, inventory adjustment, royalties and refining charges (net of silver credits). AISC include cash costs plus capitalized stripping, sustaining capital and reclamation.
2.	Figures may not total exactly due to rounding.

The non-GAAP financial measures presented in this Technical Report do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

This Technical Report includes the non-GAAP financial measures of cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance. Silver Standard believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate its performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

22.10.1.1	Taxation

Marigold will be subject to Nevada Net Proceeds of Minerals tax, Nevada property and sales taxes and U.S. federal income taxes. Regular and alternative minimum tax were taken into consideration for U.S. federal income taxes.

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22.10.1.2	Nevada Net Proceeds of Minerals

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals extracted in the state. This tax is calculated and paid based on a prescribed net income formula. This tax is a deductible expense for U.S. federal income taxes.

22.10.1.3	Nevada Property Tax

Humboldt County assesses property tax on 35% of the total appraised value of Marigold’s real and personal property. The 2013-2014 current property tax rate of 2.23% has been used in the cash flow model. This property tax is a deductible expense for U.S. federal income taxes.

22.10.1.4	Humboldt County Sales Tax

The Nevada sales tax rate for Humboldt County is 6.85%. Supplies and materials used in mining operations are taxed by the vendor at this rate. This sales tax is not recoverable, but is a deductible expense for U.S. federal income taxes.

22.10.1.5	U.S. Federal Income Tax

Upon the completion of the acquisition of Marigold in April 2014, Silver Standard agreed to file a joint election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, with the vendors. This election is taken into account in computing U.S. federal income tax and alternative minimum. There are no available carry forward tax losses recognized at commencement of this cash flow model.

The effect of income taxes will be a nominal tax rate of 20% of earnings allowing for cost depletion, depreciation and amortization, as calculated under the U.S. federal rules for alternative minimum tax.

22.11	EXCLUDED COSTS

Exploration costs unrelated to delineation of the existing Mineral Reserves have been excluded, as have integration costs related to Silver Standard’s acquisition of Marigold.

22.12	NET PRESENT VALUE AND SENSITIVITY ANALYSIS

The after-tax NPV calculation is based upon the cash flows for the Property from and after October 1, 2014; any acquisition costs or historical capital expenditures prior to the acquisition of Marigold or this period have been treated as “sunk” costs and excluded from the analysis. Marigold is expected to generate $596 million in pre-tax cash flow and $536 million in after-tax cash flow over the LOM. The after-tax NPV using a 5% discount rate is $419 million over the LOM.

Table 22-5 includes a summary of the sensitivity analysis showing the impact on the NPV of a 10% increase or decrease in metal price, operating cost and capital expenditure assumptions.

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Table 22-5: Sensitivity analysis results

		(10)%	Base Case	10%
Gold Price	$/oz	$1,170	$1,300	$1,430
NPV (5%)	$M	$297	$419	$540

Operating Costs	$/tonne	$8.24	$9.16	$10.07
NPV (5%)	$M	$495	$419	$342

Capital Expenditures	$M	$111	$123	$135
NPV (5%)	$M	$430	$419	$409

Note: Operating costs per tonne of ore processed.

The detailed financial model used to evaluate Marigold is presented in Table 22-6 and is expressed in metric units.

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Table 22-6: Financial model

		Total	2014	2015	2016	2017	2018	2019	2020	2021	2022

Mining and production

Open Pit Ore Mined	kt	129,710	4,041	12,806	15,422	15,422	15,422	15,422	15,422	15,422	15,422
Waste Mined (kt)	kt	485,072	14,439	64,305	58,967	58,967	61,688	59,861	52,929	52,875	46,566

Total Material Mined		614,782	18,481	77,110	74,389	74,389	77,110	75,283	68,351	68,297	61,988

Strip Ratio	Ratio	3.7	3.6	5.0	3.8	3.8	4.0	3.9	3.4	3.4	3.0

Ore stacked	kt	129,710	4,041	12,806	15,422	15,422	15,422	15,422	15,422	15,422	15,422
Stacked Grade	g/t Au	0.51	0.80	0.53	0.42	0.54	0.45	0.43	0.49	0.62	0.54
Gold Recovery	%	74%	73%	73%	72%	72%	74%	74%	74%	77%	75%

Recoverable gold placed on leach pad	koz	1,574.2	75.7	160.4	150.9	192.1	166.6	156.4	181.9	238.0	200.6

Gold produced	koz	1,658.8	65.6	172.4	166.2	183.3	172.6	158.8	175.9	224.7	209.5

Sales and revenue

Gold ounces sold (payable)	koz	1,660	67.6	172.3	166.1	183.2	172.5	158.7	175.7	224.6	209.3

Gold price	$/oz	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300

Gold revenue	$‘000	2,157,528	87,875	223,958	215,913	238,154	224,268	206,312	228,464	291,935	272,096

Direct Operating costs

Mining (included deferred stripping)	$‘000	658,086	18,996	81,540	79,350	80,885	81,831	76,792	75,749	77,400	67,532
Maintenance	$‘000	266,984	8,305	36,674	31,307	33,239	32,235	28,856	30,647	30,996	27,937
Processing	$‘000	172,390	3,998	15,662	17,259	17,319	17,271	17,236	17,416	17,740	17,775
General Administration	$‘000	91,786	2,630	10,857	10,808	10,503	10,503	10,514	8,961	8,751	8,510

Total direct operating costs	$‘000	1,189,350	33,854	144,734	138,904	141,946	141,839	133,398	132,774	134,887	121,754

Key cost metrics
Cash costs per payable ounce of gold sold	$/oz	762	722	765	869	690	755	761	802	675	692
All-in sustaining cash cost per payable ounce of gold sold	$/oz	986	976	1,090	1,157	1,099	1,028	1,139	890	808	787

Summary Valuation

Gold Revenue	$‘000	2,157,528	87,875	223,958	215,913	238,154	224,268	206,312	228,464	291,935	272,096
Royalties & Refining (net of silver credits)	$‘000	(211,277)	(8,787)	(22,399)	(21,598)	(23,819)	(20,411)	(20,428)	(20,564)	(29,198)	(27,214)
Direct operating costs	$‘000	(1,189,350)	(33,854)	(144,734)	(138,904)	(141,946)	(141,839)	(133,398)	(132,774)	(134,887)	(121,754)

Cash operating margin	$‘000	756,901	45,234	56,825	55,411	72,389	62,018	52,486	75,126	127,850	123,128
Change in net working capital	$‘000	513
Sustaining Capital	$‘000	(122,907)	(2,011)	(22,363)	(20,718)	(23,004)	(12,411)	(20,774)	(5,983)	(8,469)	(7,173)
Reclamation	$‘000	(46,050)	—	(350)	(600)	(600)	(1,000)	(1,500)	(1,500)	(1,500)	(1,500)
Salvage	$‘000	8,000

Free cash flow before tax	$‘000	596,457	43,223	34,111	34,094	48,785	48,607	30,211	67,644	117,881	114,454
Cash Taxes	$‘000	(60,762)	(1,592)	(5,077)	(1,227)	(10,251)	(5,927)	(2,999)	(4,605)	(15,810)	(12,403)

Free cash flow after atax	$‘000	535,695	41,631	29,035	32,867	38,534	42,681	27,213	63,038	102,071	102,052

NPV ($‘000, 5%)	419,033

		2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034

Mining and production

Open Pit Ore Mined	kt	4,909	—	—	—	—	—	—
Waste Mined (kt)	kt	14,476	—	—	—	—	—	—

Total Material Mined		19,384	—	—	—	—	—	—

Strip Ratio	Ratio	2.9	—	—	—	—	—	—

Ore stacked	kt	4,909	—	—	—	—	—	—
Stacked Grade	g/t Au	0.45	—	—	—	—	—	—
Gold Recovery	%	73%	—	—	—	—	—	—

Recoverable gold placed on leach pad	koz	51.6	—	—	—	—	—	—

Gold produced	koz	69.7	18.0	16.3	16.3	9.4	—	—

Sales and revenue

Gold ounces sold (payable)	koz	69.7	18.0	16.3	16.3	9.4	—	—

Gold price	$/oz	1,300	1,300	1,300	1,300	1,300	1,300	1,300

Gold revenue	$‘000	90,552	23,398	21,180	21,180	12,240	—	—

Direct Operating costs

Mining (included deferred stripping)	$‘000	18,011	—	—	—	—	—	—
Maintenance	$‘000	6,787	—	—	—	—	—	—
Processing	$‘000	10,219	8,141	4,844	4,003	3,507	—	—
General Administration	$‘000	3,494	1,728	921	899	898	893	913

Total direct operating costs	$‘000	38,512	9,869	5,765	4,903	4,405	893	913

Key cost metrics
Cash costs per payable ounce of gold sold	$/oz	766	930	1,067	1,258	1,726
All-in sustaining cash cost per payable ounce of gold sold	$/oz	793	972	1,108	1,292	1,773

Summary Valuation

Gold Revenue	$‘000	90,552	23,398	21,180	21,180	12,240	—	—	—
Royalties & Refining (net of silver credits)	$‘000	(9,057)	(2,340)	(2,118)	(2,118)	(1,224)	—	—	—
Direct operating costs	$‘000	(38,512)	(9,869)	(5,765)	(4,903)	(4,405)	(893)	(913)	—

Cash operating margin	$‘000	42,984	11,189	13,297	14,159	6,611	(893)	(913)	—
Change in net working capital	$‘000	513
Sustaining Capital	$‘000	—	—	—	—	—	—	—
Reclamation	$‘000	(3,500)	(4,100)	(4,700)	(4,700)	(5,100)	(5,400)	(3,500)	(2,700)	(1,900)	(800)	(300)	(800)
Salvage	$‘000			8,000

Free cash flow before tax	$‘000	39,997	7,089	16,597	9,459	1,511	(6,293)	(4,413)	(2,700)	(1,900)	(800)	(300)	(800)
Cash Taxes	$‘000	(574)	(149)	(149)	—	—	—	—	—	—	—	—	—

Free cash flow after a tax	$‘000	39,423	6,940	16,448	9,459	1,511	(6,293)	(4,413)	(2,700)	(1,900)	(800)	(300)	(800)

NPV ($‘000, 5%)	419,033

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23	ADJACENT PROPERTIES

Marigold occurs near the northern limit of a regional belt of ore deposits commonly referred to as the Battle Mountain – Eureka Trend. This NNW-striking alignment of mines and prospects is the second most prolific gold belt in Nevada after the Carlin Trend and includes variants of Carlin-type and distal-type sediment-hosted deposits as well as skarn and copper-gold porphyry systems. Most of the mineral rights surrounding Marigold are owned or controlled by Newmont, and there are several inactive mines and exploration or development projects within a 12 mile radius around the Property.

A location plan of properties, including prospects and mines, adjacent to Marigold is presented in Figure 23-1. Reported production and Mineral Resources for these adjacent properties is presented in Table 23-1.

Table 23-1: Past production and Mineral Resources for adjacent properties

Property	Owner	Years of Production	Produced (Au Oz)	Stated Mineral Reserves (Au Oz)	Stated Measured and Indicated Mineral Resources (Au Oz)	Stated Inferred Mineral Resources (Au Oz)
Lone tree	Newmont	1991-2012	4,532,499	n/a	60,000	130,000
Complex[1]
Buffalo Valley	Newmont	1988-1990	39,688	n/a	470,000
Complex[1]
Trenton Canyon, Valmy and North Peak[2]	Newmont	2001-2007	31,618	n/a
Converse[3]	Chaparral Gold			n/a	6,120,000	592,000

Notes:

1.	Newmont, 2014, Newmont’s 2013 Annual Report filed February 20, 2014.
2.	The Nevada Mineral Industry, 2012, Nevada Bureau of Mines and Geology Special Publication MI-2012.
3.	Chaparral Gold, October 21, 2014, website www.chaparralgold.com.

The only reported mining activities adjacent to Marigold are conducted by Newmont. Prior to 2006, Newmont operated two small gold pits (Valmy and Mud Pits), which are located one half mile directly to the east of the Property. Four miles to the south of the southern claim limit is Newmont’s Trenton Canyon mine, and its North Peak mine is located two miles to the southwest of Marigold’s southwestern corner. Newmont’s Lone Tree mine is located one mile northwest from the Property’s northwestern corner.

Approximately three miles to the west of Marigold is Chaparral Gold’s Converse project. On this project, gold mineralization is hosted within a skarn developed in the Havallah Formation.

Ore from the Valmy, Mud and Trenton Canyon pits was hauled by truck to either the North Peak leach facilities or to the Lone Tree mine site for processing. Mining operations at the Valmy Pit finished in 2005. The Buffalo Canyon Mine, in respect of which Newmont reportedly has a 70% ownership interest, is approximately 5.5 miles to the south southwest of Marigold.

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James N. Carver, SME Registered Member, the Qualified Person for Section 23 of this Technical Report, has been unable to verify the information on production, Mineral Resources and Mineral Reserves included for the adjacent properties in Section 23 of this Technical Report. The Mineral Resources, Mineral Reserves and production information included on adjacent properties is not indicative of the tenor of mineralization at Marigold. In addition, the Qualified Person is not aware of any declared Mineral Resource which might have an impact on Marigold’s Mineral Resources, Mineral Reserves or mining operations.

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LONE TREE
1mile
MARIGOLD
N
1Mile
CONVERSE
3.1mile
VALMY PITS
0.5mile
2mile
NORTH PEAK
1.4mile
TRENTON CANYON
5.5mile
BUFFALO VALLEY
GEOLOGY
Quaternary / Tertiary
Tertiary Tuff
Permian / Mississippian Havallah
Permian / Pennsylvanian Antler
Ordovician
MORE REFERENCES
Identified
Mineralization

Figure 23-1: Marigold outline and adjacent or nearby mines or published deposits

Source: Silver Standard, 2014

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24	OTHER RELEVANT DATA AND INFORMATION

Silver Standard considers that this Technical Report includes all relevant data and information such that this Technical Report is not misleading.

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25	INTERPRETATION AND CONCLUSIONS

The Mineral Resources estimate presented in Table 14-12 and Mineral Reserves estimate presented in Table 15-1 were prepared for Marigold with an effective date as of September 30, 2014.

The Mineral Resources estimate was prepared using a domain-controlled, ordinary kriging technique with drillhole sample data of acceptable quality derived from exploration activities undertaken by various companies from 1968 to 2013.

The conversion of Mineral Resources to Mineral Reserves was made using industry-recognized methods of determining operational costs, capital costs, and recovery performance. Thus, it is considered to be representative of actual and future operational conditions.

Possible areas of uncertainty that may materially impact Mineral Reserves estimation include: commodity price assumptions; capital and operating cost estimates; estimation methodology; and geotechnical slope designs for pit walls. A discussion of the reasonably foreseeable impacts of the uncertainties in the cost, operations and estimation assumptions in the Mineral Reserves at Marigold is presented below:

•	Commodity price assumptions: If the price of gold drops significantly below the cost of production for a significant period of time, it becomes uneconomic to extract the gold.

•	Capital/operating cost estimates: If the operating cost of a major input to Marigold’s operations, such as explosives, labor or fuel, rises more than has been reasonably estimated, the profit generated from the sale of gold ounces will decrease. Similarly, if the estimated capital cost to expand a heap leach pad or rebuild equipment is significantly more than anticipated, the additional capital input required may impact the profitability of the operation.

•	Mineral Reserves estimation methodology: The impact on the economic viability of the estimation methodology will be minimal as the methodology applied meets industry standards and was verified by an independent mining engineer.

•	Geotechnical slope designs for pit walls: Marigold has operated for approximately 25 years and the mining conditions and stable wall angles for the different rock types are well understood. There may be a risk that unidentified fault plane(s) require the lowering of a pit slope wall angle in order to overcome potential multi-bench failure. Lowering the slope angle of the wall would mean that more waste material needs to be mined to reach the ore zone. Mining greater waste volumes than anticipated will increase the cost of production per ounce of gold and will impact negatively on economics. An alternative scenario is that ore defined in Mineral Reserves may be left in the ground un-mined if the cost to remove overlying waste rock exceeds the values of the recoverable metal.

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There are a number of active environmental permits at Marigold, and some degree of permit modification or renewal effort is typical in the continuous process to maintain active permits. This Technical Report was prepared with the latest information regarding environmental and closure cost requirements and has indicated that work is in progress with regard to the renewal or extension of the following environmental permits:

•	Currently, the site Water Pollution Control Permit is nearing completion of its 5-year renewal process. Additionally, a minor modification to the PoO is underway to incorporate recently purchased acreage that will incorporate leach pad and waste rock dump expansion; all NEPA-related studies expected to be required for the agency decision on this PoO modification are complete and an approval is expected by the end of 2014.

•	Approved permits are in place for planned mine activities out to approximately 2018, with the exception of any mining potentially conducted below the water table. Any future expansions proposed that do involve dewatering or involve expansion outside current permitted footprints will require both state and NEPA action and approval. In anticipation of such potential future expansion, significant hydrologic and geochemical baseline studies are well underway for the Property.

•	Marigold has filed and maintained tentative closure plans which, in conjunction with standard reclamation and re-vegetation of all disturbed areas, includes discussions on removal of most infrastructure, monitoring and notably long-term heap leach drain down solution management. At present, Marigold has an approved $45.2 million reclamation bond requirement. The current ARO for facilities actually constructed and currently existing at Marigold at the end of the third quarter 2014 is $21.6 million.

This Technical Report presents the LOM plan for Marigold as of September 2014. Mining commenced on the Marigold deposit in 1988 with an envisaged mine life of 8 years; now, approximately 25 years of continuous gold production later, the latest LOM plan still envisages a nine year mine life. The future development plan for Marigold is as a large open pit ROM heap leach operation, which exploits Mineral Resources exceeding 4 million contained ounces of gold.

In total, the LOM plan provides that Marigold will produce 1,598,758 ounces of gold over an active mining period of nine years. LOM production includes a further approximately 60,000 ounces of payable gold sold that are on the leach pads as at October 1, 2014, for total production of 1,658,799 payable ounces of gold sold over the LOM.

Marigold will operate at an average total material movement rate of 230,000 tons per day, or 80 to 85 million tons per year. Reclamation is anticipated to continue for a further seven years following the last gold production. Operational efficiency and cost control remain key areas of focus to manage Marigold going forward for optimum margin, increasing Marigold’s medium- to long-term potential and enabling the conversion of additional Mineral Resources into Mineral Reserves.

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Based upon Silver Standard’s projections, Marigold will incur average annual cash costs of $762 per payable ounce of gold sold and AISC of $986 per payable ounce of gold sold over the LOM to 2027. The after-tax NPV using a 5% discount rate is $419 million over the LOM.

Several optimization studies were initiated in 2014 to investigate opportunities to further increase Marigold’s operating efficiency. These studies include pit slope angle evaluation, haulage profile optimization, equipment productivity improvements, mine dispatch upgrade and grade control review. Initial indications from the operational excellence program show improvements and are beginning to transfer to unit operating costs.

Silver Standard has initiated exploration and Mineral Resources and Mineral Reserves development activities to enhance Marigold’s operating margins and extend the mine life. Further studies will examine the deep sulphide-hosted gold and could include further drill evaluation and metallurgical test work.

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26	RECOMMENDATIONS

A continuing commitment to safe gold production and continuous improvement within the guidelines of Silver Standard’s environmental and social license to operate drives the following recommendations for future benefit to Marigold and Silver Standard:

26.1	PROCESSING

•	Complete a detailed hydrology (pumping and piping) study in order to maintain optimum solution flow rates to an increasingly taller heap leach pad. This study is required due to decreasing leaching solution flow rates as the overall pad height and pumping distances increase. Estimated cost for the engineering study is $25,000.

•	Re-slope heap sides to their final reclamation slope and re-leach those areas with excess leaching solution as it is available to accelerate heap closure activities and final gold recovery. Some portion of the recoverable gold inventory in the leach pad is in the heap sides. When the sides are re-sloped, it is possible to re-leach those areas using drip tubing instead of impact sprinklers. This allows for more efficient leaching and may result in recovered gold ounces that would not otherwise be recovered until final closure activities. No capital cost anticipated.

•	Continue reagent optimization projects with respect to lime, sodium cyanide, sodium hydroxide and anti-scalent. An evaluation of sodium cyanide and/or sodium hydroxide addition to lean solution and a better understanding of lime dose as the overall pad height increases are required to optimize cyanide consumption. A positive decision to add reagents to the lean solution would require an estimated cost of $25,000 to $50,000 for tank(s) and associated equipment.

26.2	METALLURGY/ANALYTICAL

•	Continue on-going metallurgical studies to improve the understanding of the grade/recovery relationship, especially with respect to the AA/fire assay ratio, ore type, location and depth. No capital cost is anticipated.

•	Install LIMS software to improve overall analytical data management, ore control and assay quality control. Elimination of manual data entry of assays is required to obtain these benefits. LIMS software involves a single server database which runs and manages lab operations. It works as a main database installed in a server and it communicates with the different workstations through the network. The different types of analysis are configured using codes, and every code has all the analytical conditions such as digestions, instruments, calculations, units and detection limits. The system includes several modules, such as QA/QC, Barcodes, Data Compilation, WEBLIMS and Sample Storage tracking. The expected implementation period for the LIMS software would be 8 weeks at an estimated total cost of $140,000.

•

Evaluate the AA finish method (compared to the current Gravimetric method) of fire assay to increase assay precision of mine blast hole samples. Due to the low grade nature of Marigold ore, current ore cut-off grades are near the technical detection limit of the Gravimetric method. AA finish, which involves concentration of the gold in the

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sample, would allow for more precise measurements. A positive decision to move forward with the AA finish method would require estimated capital expenses of $50,000 to $75,000 for additional lab analytical equipment.

•	Initiate a metallurgical study on the deeper sulphide ore types. The metallurgical response of this sulphide to testing by standard processing routes will allow the evaluation of such sulphide’s possible future contribution to Marigold. The estimated cost for the initial phase of testing is $40,000.

26.3	MINE OPERATIONS

•	Install an ore control system that optimizes ore control process integrating several modules for database management, model coding, compositing, ore cut generation and reconciliation. The advantages of this system include enhanced customer support, data security, data integration with LIMS, auditability, scalability, reserves optimization and reporting. The implementation period is expected to be approximately 4 weeks at an estimated total cost of $80,000.

26.4	MINERAL RESOURCES

•	Update to the resource model to include drilling results from 2014 using an estimation technique that does not require the manual interpretation of grade shells. A resource estimation methodology such as indicator kriging would negate the need for grade shell; alternatively, an algorithm-based method in a commercial software may be used to generate the grade shells. Re-generation of the resource model to include 2014 drilling results and other improvements should take approximately three months at an estimated cost of $45,000.

•	Include geological data from pit mapping and hard boundaries from faults that offset mineralization into the resource model.

•	Implement a digital logging system and incorporate both RC (chips) and diamond core. Update the current access database to SQL-based database to eliminate manual data entry.

•	Re-assay of samples where the cyanide soluble gold assay values have been reported as ‘0’ and the sample has not been assayed by the fire assay method. This is proposed to be carried out in a phased manner looking one year ahead based on the LOM plan, with an estimated annual expenditure of $150,000.

•	Collect additional samples for density sampling from core holes and in pit where required in order to obtain a better spatial distribution of density values. Aim to obtain additional samples from the upper levels of the deposit for the depth range from 0 to 500 feet. It is recommended that one sample be collected for every 30 feet downhole from surface. The density testwork could be undertaken at the Marigold on-site laboratory. The cost for this work is estimated to be $12,000 for an additional 300 samples, and 5% of these samples should be sent to a commercial lab for duplication of testwork.

•	Evaluate the benefits of estimating cyanide soluable gold assays into the resource block model to be used for geo-metallurgical modelling and leach performance prediction.

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26.5	MINE DEVELOPMENT DRILLING

•	A Mineral Resources classification upgrade and infill drilling program for an estimated expenditure of $1.3 million is proposed for 2015.

•	Program to twin selected RC holes drilled to below the water table, with diamond core to perform a standard QA/AC assessment. Approximate cost is $300,000.

26.6	EXPLORATION DRILLING

•	RC exploration drilling to be undertaken to target the lateral extensions of structures known to contain mineralization. This drilling will target near-surface, higher grade oxide mineralization and is proposed to be carried out in 2015 with a proposed budget of $2.0 million.

•	Diamond core drilling to target deep high grade sulphide mineralization within defined and interpreted structures. The proposed budget for this work is $1.0 million.

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27	REFERENCES

This section lists the references utilised in the preparation of this Technical Report.

AMEC Ltd. 2009, Marigold Mine, Goldcorp Inc. Powerpoint Presentation. Nevada, USA Resource Review December 18, 2009.

AMEC Ltd. 2010, Marigold Resource Model Review. Memorandum Prepared for Goldcorp Inc. File Number 164165.

AMEC Ltd. 2011, 2012 Target 2 and Mackey Pit Technical Assistance. Memorandum Prepared for Goldcorp Inc. File Number 164572

AMEC Ltd. 2014a, Marigold Mine, Goldcorp PowerPoint Presentation EOY 2013 Resource Model Review. Inc. January 9 2014. Nevada, USA

AMEC Americas Ltd. 2014b, Marigold Resource Model Review. Memorandum, Prepared for Silver Standard Resources Inc., Dated May 21, 2014. Project No. 176613Vancouver, British Columbia, Canada.

AMEC Americas Ltd. 2014c, Marigold Resource Review. – Localized Uniform Conditioning Estimation, Boundary Analysis. Memorandum, Prepared for Silver Standard Resources Inc, Dated May 21, 2014. Project No. 176613Vancouver, British Columbia, Canada.

AMEC Americas Ltd. 2014d, Marigold Drill Hole Deviation Study. Memorandum, Prepared for Silver Standard Resources Inc., Dated May 21, 2014. Project No. 176613Vancouver, British Columbia, Canada.

Canadian Institute of Mining, Metallurgy and Petroleum, 2010. CIM Definition Standards – for Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by the CIM Council on November 27, 2010. 10pp.

Chaparral Gold, October 21, 2014, website www.chaparralgold.com.

Cook, H. E., and Taylor, M. E., 1977, Comparison of continental slope and shelf environments in the Upper Cambrian and lowest Ordovician of Nevada, in The Society of Economic Paleontologists and Mineralogists, Special Publication No. 25 pp. 51 – 81.

Crafford, A.E.J., and Grauch, V.J.S., 2002, Geologic and geophysical evidence for the influence of deep crustal structures on Paleozoic tectonics and the alignment of world-class gold deposits, north-central Nevada, USA: Ore Geology Reviews 21, pp.157-184.

Doebrich, J.L., 1995, Geology and Mineral Deposits of the Antler Peak 7.5-Minute Quadrangle, Lander County, Nevada: Nevada Bureau of Mines and Geology Bulletin 109, 44 pp.

Doebrich, J.L. and Theodore, T.G., 1996, Geologic History of the Battle Mountain Mining District, Nevada, and Regional Controls on the Distribution of Mineral Systems in Coyner,

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A.R., and Faney, P.L., eds., Geology and Ore Deposits of the American Cordillera, Geological Society of Nevada, Symposium Proceedings, Reno/Sparks, Nevada, April 1995, pp. 453-483.

Fithian, M., Holley, E. and Kelly, N., 2014, Geochemical Characterization of Gold Mineralization and Alteration in Sedimentary Host Rocks and Porphyritic Intrusions, Marigold deposit, Nevada. Poster Presentation at SEG 2014, Keystone, Colorado, September 27-30, 2014

Gabrielse, H., Snyder, W.S., and Stewart, J.H., 1983, Sonoma Orogeny and Permian to Triassic tectonism in western North America: Geology, v. 11, pp. 484-486.

Glamis Gold Ltd. 2001, Glamis Marigold Mine Milennium Project Section 31 Technical Report and Reserve Summary for the Glamis Marigold Mine July 2001. (Revised).

Grauch V.J.S., Rodriguez B. D., and Wooden J.L., 2003 Geophysical and Isotopic Constraints on Crustal Structure Related to Mineral Trends in North-Central Nevada and Implications for Tectonic History Economic Geology, April 2003, v. 98, pp. 269-286,

Henry, C.D., and Ressel, M.W., 2000, Eocene Magmatism—the Smoking Gun for Carlin type Gold Deposits: Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium, Reno, May 15–18, 2000, Proceedings, pp. 365–388.

Ketner, K.B., Crafford, A.E.J., Harris, A.G., Repetski, J.E., and Wardlaw, B.R., 2005, Late Devonian to Mississippian Arkosic Rock Derived from a Granitic Terrane in Northwestern Nevada adds a New Dimension to the Antler orogeny, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., eds., Geological Society of Nevada Symposium 2005: Window to the World, Reno, Nevada, May 2005, pp. 135-145.

Ketner, K.B, 2008, The Inskip Formation, the Harmony Formation, and the Havallah Sequence of Northwestern Nevada—An Interrelated Paleozoic Assemblage in the Home of the Sonoma Orogeny. US Department of the Interior U.S. Geological Survey. Professional Paper 1757.

Ketner, K.B, 2013 Stratigraphy of Lower to Middle Paleozoic Rocks of Northern Nevada and the Antler Orogeny US Department of the Interior U.S. Geological Survey. Professional Paper 1799

Kappes, Cassiday & Associates, 2014. Marigold Mine 06 May 2014 Site Visit report, Prepared for Silver Standard Resources Inc, dated 21 May 2014. Reno, Nevada.

Knight Piésold Ltd. (KPL), 2014. Marigold Mine – Review of Rock Mechanic Considerations, dated 24 July 2014. REF. NO. NB101-201/24. Vancouver, British Columbia, Canada.

Magee Geophysical Services LLC, 2014. Gravity Survey over the Marigold Mine Property, Humboldt County, Nevada. August 2014.

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Mine Development and Associates, 2006. Resources and Reserves Audit. Report, prepared for Glamis Gold Ltd.

McGibbon, D.H. 2004, Marigold Summary and Tour Guide (Internal report), pp. 1-3.

McGibbon, D.H., and Wallace, A.B., 2000, Geology of the Marigold Mine area: in Theodore, T.G., 2000, Geology of pluton-related gold mineralization at Battle Mountain, Nevada; Monographs in Mineral Resource Science No. 2: Center for Mineral Resources, Tucson, Arizona, pp. 222–240.

McGibbon, D H., 2005, Geology of the Antler and Basalt Gold Deposits, Glamis-Marigold mine, Humboldt County, Nevada, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., eds., Geological Society of Nevada Symposium 2005: Window to the World, Reno, Nevada, May 2005, pp. 399–409.

McGibbon, D.H., and Wallace, A.B., 2000, Geology of the Marigold Mine area: in, Theodore, T.G., 2000, Geology of pluton-related gold mineralization at Battle Mountain, Nevada; Monographs in Mineral Resource Science No. 2: Center for Mineral Resources, Tucson, Arizona, pp. 222–240.

Murchey, B.L., 1990. Age and Depositional Setting of the Siliceous Sediments in the Upper Paleozoic Havallah Sequence near Battle Mountain, Nevada: Implications for the Paleogeography and Structural Evolution of the Western Margin of North America, in Harwood, D.S., and Miller, M.M., eds., Paleozoic and early Mesozoic Paleogeographic relations: Sierra Nevada, Klamath Mountains, and Related Terranes: Geological Society of America Special Paper 255, pp. 137-155.

Murchey, B.L., Theodore, T.G., and McGibbon, D.H., 1995, Regional Implications of Newly Discovered Relations of the Permian Edna Mountain Formation, North-Central Nevada [abs.]: Geology and Ore deposits of the American Cordillera, Symposium, Reno/Sparks, Nevada, April 10–13. 1

The Nevada Mineral Industry, 2012, Nevada Bureau of Mines and Geology Special Publication MI-2012.

Newmont, 2014, Newmont’s 2013 Annual Report Filed February 20, 2014.

Nicholes, J., Kofoed, R., McComb, M., and Sechrist, K.J., 2010, Buffalo Valley Gold Mine: Porphyry Copper, Gold Skarn or Distal Disseminated Precious Metal Deposit, in Steininger, R., Pennell, B., eds., Great Basin Evolution and Metallogeny V.II, Geological Society of Nevada 2010 Symposium May 14-22, 2010 pp. 637-656.

Peters, S.G., Mihalasky, M.J., and Theodore, T.G., 2004, Assessment for Sedimentary Rock-Hosted Au-Ag Deposits in Wallace, A.R., Ludington, S., Mihalasky, M.J., Peters, S.G., Theodore, T.G., Ponce, D.A., John, D.A., and Berger, B.R., 2004, Assessment of Metallic Mineral Resources in the Humboldt River Basin, Northern Nevada, U.S. Geological Survey Bulletin 2218, 309 pp.

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Ressel, M.W., Noble, D.C., Volk, J.A., Lamb, J.B., Park, D.E., Conrad, J.E., Heizler, M.T., and Mortensen, J.K., 2000b, Precious-metal Mineralization in Eocene Dikes at Griffin and Meikle: Bearing on the Age and Origin of Gold Deposits of the Carlin trend, Nevada: Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium, Reno, May 15–18, 2000, Proceedings, pp. 79–101.

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Roberts, R.J., 1964, Stratigraphy and Structure of the Antler Peak Quadrangle, Humboldt and Lander Counties, Nevada: U.S. Geological Survey Professional Paper 459-A, 93 pp.

Roberts, R.J., and Arnold, D.C., 1965, Ore Deposits of the Antler Peak Quadrangle, Humboldt and Lander Counties, Nevada: U.S. Geol. Survey Prof. Paper 459-B, 94 pp.

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Saller, A.H., and Dickenson, W.J., 1982, Alluvial to Marine Facies Transition in the Antler Overlap Sequence, Pennsylvanian and Permian of North-Central Nevada: Journal of Sedimentary Research, v. 52, pp. 925-940.

Schmidt, K.W., Wotruba, P.R., and Johnson, S.D., 1988, Gold-copper Skarn and Related Mineralization at Copper Basin, Nevada, in Buffa, R., and Schafer, R., eds., Gold Deposits of North-Central Nevada, Geological Society of Nevada Special Publication #8.

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Stewart, J.H., Murchey, B.L., Jones, D.L., and Wardlaw, B.R., 1986, Paleontologic Evidence for Complex Tectonic Interlayering of Mississippian to Permian Deep-water Rocks of the Golconda Allochthon in the Tobin Range, North-Central Nevada: Geological Society of America Bulletin, v. 97, no. 9, pp. 1,122-1,132.

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Theodore, T.G., and Blake, D.W., 1975, Geology and Geochemistry of the Copper Canyon Porphyry Copper Deposit and Surrounding area, Lander County, Nevada: U.S. Geological Survey Professional Paper 798-B, 86 pp.

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Theodore, T.G., and Blake, D.W., 1978, Geology and Geochemistry of the West Orebody and Associated Skarns, Copper Canyon Porphyry Copper Deposits, Lander County, Nevada: U.S. Geological Survey Professional Paper 798-C, 85 pp.

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28	APPENDICES

Appendix I – Search parameters used for estimating blocks

								Search Ellipsoid Distance and orientation
	Formation	Structural	Grade	Min no. of	Max no. of	Outlier	Outlier	X	Y-	Z-	max	Z	X	Y
Domain	Domain	Domain	Domain	composites	composites	range	Au opt	search	search	search	search	axis	Axis	Axis
Basalt	Antler		High grade	1	8	50	0.065	1500	1500	1500	1500	-60	-30	0
				1	8	50	0.065	500	500	500	500	-60	-30	0
				3	6	50	0.065	200	200	200	200	-60	-30	0
			Low grade	1	8	20	0.005	1500	1500	1500	1500	-60	-30	0
				1	8	20	0.005	500	500	500	500	-60	-30	0
				3	6	20	0.005	200	200	200	200	-60	-30	0
	Valmy		High grade	1	8	75	0.120	1500	1500	1500	1500	-60	-30	0
				1	8	75	0.120	500	500	500	500	-60	-30	0
				3	6	75	0.120	200	200	200	200	-60	-30	0
			Low grade	1	8	20	0.005	1500	1500	1500	1500	-60	-30	0
				1	8	20	0.005	500	500	500	500	-60	-30	0
				3	6	20	0.005	200	200	200	200	-60	-30	0
Hercules	Antler		High grade	1	8	50	0.250	1500	1500	1500	1500	90	20	-5
				1	8	50	0.250	500	500	500	500	90	20	-5
				3	6	50	0.250	200	200	200	200	90	20	-5
			Low grade	1	8	20	0.005	1500	1500	1500	1500	90	20	-5
				1	8	20	0.005	500	500	500	500	90	20	-5
				3	6	20	0.005	200	200	200	200	90	20	-5
	Valmy		High grade	1	8	50	0.060	1500	1500	1500	1500	90	20	-5
				1	8	50	0.060	500	500	500	500	90	20	-5
				3	6	50	0.060	200	200	200	200	90	20	-5
			Low grade	1	8	20	0.005	1500	1500	1500	1500	90	20	-5
				1	8	20	0.005	500	500	500	500	90	20	-5

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								Search Ellipsoid Distance and orientation
	Formation	Structural	Grade	Min no. of	Max no. of	Outlier	Outlier	X	Y-	Z-	max	Z	X	Y
Domain	Domain	Domain	Domain	composites	composites	range	Au opt	search	search	search	search	axis	Axis	Axis
Target	Antler	Low Angle	High grade	1	8	50	0.050	1500	1500	1500	1500	90	30	-5
				1	8	50	0.050	500	500	500	500	90	30	-5
				3	6	50	0.050	200	200	200	200	90	30	-5
			Low grade	1	8	20	0.005	1500	1500	1500	1500	90	30	-5
				1	8	20	0.005	500	500	500	500	90	30	-5
				3	6	20	0.005	200	200	200	200	90	30	-5
		High Angle	High grade	1	8	50	0.040	1500	1500	1500	1500	22	29	75
				1	8	50	0.040	500	500	500	500	22	29	75
				3	6	50	0.040	200	200	200	200	22	29	75
			Low grade	1	8	20	0.005	1500	1500	1500	1500	22	29	75
				1	8	20	0.005	500	500	500	500	22	29	75
				3	6	20	0.005	200	200	200	200	22	29	75
	Valmy	Low Angle	High grade	1	8	75	0.060	1500	1500	1500	1500	90	30	-5
				1	8	75	0.060	500	500	500	500	90	30	-5
				3	6	75	0.060	200	200	200	200	90	30	-5
			Low grade	1	8	20	0.005	1500	1500	1500	1500	90	30	-5
				1	8	20	0.005	500	500	500	500	90	30	-5
				3	6	20	0.005	200	200	200	200	90	30	-5
		High Angle	High grade	1	8	75	0.070	1500	1500	1500	1500	22	29	75
				1	8	75	0.070	500	500	500	500	22	29	75
				3	6	75	0.070	200	200	200	200	22	29	75
			Low grade	1	8	20	0.005	1500	1500	1500	1500	22	29	75
				1	8	20	0.005	500	500	500	500	22	29	75
				3	6	20	0.005	200	200	200	200	22	29	75

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								Search Ellipsoid Distance and orientation
	Formation	Structural	Grade	Min no. of	Max no. of	Outlier	Outlier	X	Y-	Z-	max	Z	X	Y
Domain	Domain	Domain	Domain	composites	composites	range	Au opt	search	search	search	search	axis	Axis	Axis
Mackay	Antler	Low Angle	High grade	1	8	50	0.050	1500	1500	1500	1500	90	30	-5
				1	8	50	0.050	500	500	500	500	90	30	-5
				3	6	50	0.050	200	200	200	200	90	30	-5
			Low grade	1	8	20	0.005	1500	1500	1500	1500	90	30	-5
				1	8	20	0.005	500	500	500	500	90	30	-5
				3	6	20	0.005	200	200	200	200	90	30	-5
		High Angle	High grade	1	8	50	0.090	1500	1500	1500	1500	22	29	75
				1	8	50	0.090	500	500	500	500	22	29	75
				3	6	50	0.090	200	200	200	200	22	29	75
			Low grade	1	8	20	0.005	1500	1500	1500	1500	22	29	75
				1	8	20	0.005	500	500	500	500	22	29	75
				3	6	20	0.005	200	200	200	200	22	29	75
	Valmy	Low Angle	High grade	1	8	75	0.090	1500	1500	1500	1500	90	30	-5
				1	8	75	0.090	500	500	500	500	90	30	-5
				3	6	75	0.090	200	200	200	200	90	30	-5
			Low grade	1	8	20	0.005	1500	1500	1500	1500	90	30	-5
				1	8	20	0.005	500	500	500	500	90	30	-5
				3	6	20	0.005	200	200	200	200	90	30	-5
		High Angle	High grade	1	8	75	0.105	1500	1500	1500	1500	22	29	75
				1	8	75	0.105	500	500	500	500	22	29	75
				3	6	75	0.105	200	200	200	200	22	29	75
			Low grade	1	8	20	0.005	1500	1500	1500	1500	22	29	75
				1	8	20	0.005	500	500	500	500	22	29	75
				3	6	20	0.005	200	200	200	200	22	29	75
				3	6	20	0.005	200	200	200	200	90	20	-5

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								Search Ellipsoid Distance and orientation
	Formation	Structural	Grade	Min no. of	Max no. of	Outlier	Outlier	X	Y-	Z-	max	Z	X	Y
Domain	Domain	Domain	Domain	composites	composites	range	Au opt	search	search	search	search	axis	Axis	Axis
5N	Antler		High grade	1	8	50	0.105	1500	1500	1500	1500	75	-5	-10
				1	8	50	0.105	500	500	500	500	75	-5	-10
				3	6	50	0.105	200	200	200	200	75	-5	-10
			Low grade	1	8	20	0.005	1500	1500	1500	1500	75	-5	-10
				1	8	20	0.005	500	500	500	500	75	-5	-10
				3	6	20	0.005	200	200	200	200	75	-5	-10
	Valmy		High grade	1	8	50	0.105	1500	1500	1500	1500	75	-5	-10
				1	8	50	0.105	500	500	500	500	75	-5	-10
				3	6	50	0.105	200	200	200	200	75	-5	-10
			Low grade	1	8	20	0.005	1500	1500	1500	1500	75	-5	-10
				1	8	20	0.005	500	500	500	500	75	-5	-10
				3	6	20	0.005	200	200	200	200	75	-5	-10

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